    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 5, 2001


                                                      REGISTRATION NO. 333-73828
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 2

                                       TO

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                               IPC HOLDINGS, LTD.
             (Exact name of Registrant as specified in its charter)

                BERMUDA                                   6719                                NOT APPLICABLE
    (State or other jurisdiction of         (Primary Standard Industrial Code      (I.R.S. Employer Identification No.)
    incorporation or organization)                       Number)

                            ------------------------
                        AMERICAN INTERNATIONAL BUILDING
                                29 RICHMOND ROAD
                            PEMBROKE HM 08, BERMUDA
                                 (441) 298-5100
   (Address, including zip code and telephone number, including area code, of
                   Registrant's principal executive offices)

                             CT CORPORATION SYSTEM
                               111 EIGHTH AVENUE
                           NEW YORK, NEW YORK, 10011
                                 (212) 894-8940
   (Address, including zip code and telephone number, including area code, of offices of Registered Agent for service)
                            ------------------------
                                   COPIES TO:

                      ANDREW S. ROWEN                                             STEPHEN G. ROONEY
                  LEE ANN ANDERSON MCCALL                                       MATTHEW M. RICCIARDI
                    SULLIVAN & CROMWELL                                LEBOEUF, LAMB, GREENE & MACRAE, L.L.P.
                     125 BROAD STREET                                           125 WEST 55TH STREET
                 NEW YORK, NEW YORK 10004                                   NEW YORK, NEW YORK 10019-5389
                      (212) 558-4000                                               (212) 424-8000

                            ------------------------
    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this registration statement.
                            ------------------------
    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                            ------------------------
    WE HEREBY AMEND THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL WE SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND WE ARE NOT SOLICITING OFFERS TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.

PROSPECTUS (Subject to Completion)


Issued December       , 2001


                               15,200,000 Shares

                           [IPC HOLDINGS, LTD. LOGO]
                               IPC Holdings, Ltd.
                                 COMMON SHARES
                            ------------------------

IPC HOLDINGS, LTD. IS OFFERING 15,200,000 COMMON SHARES.

CONCURRENT WITH THIS OFFERING, IPC HOLDINGS, LTD. WILL SELL COMMON SHARES TO AMERICAN INTERNATIONAL GROUP, INC. PURSUANT TO AN OPTION AIG ACQUIRED UPON IPC HOLDINGS, LTD.'S FORMATION AND PURSUANT TO A PRIVATE PLACEMENT AS DESCRIBED HEREIN.
                            ------------------------

IPC HOLDINGS, LTD.'S COMMON SHARES ARE LISTED ON THE NASDAQ NATIONAL MARKET UNDER THE SYMBOL "IPCR." ON NOVEMBER 27, 2001, THE REPORTED LAST SALE PRICE OF THE COMMON SHARES ON THE NASDAQ NATIONAL MARKET WAS $24.54 PER SHARE.
                            ------------------------
INVESTING IN THE COMMON SHARES INVOLVES RISKS.   SEE "RISK FACTORS" BEGINNING ON
PAGE 6.
                            ------------------------

                                PRICE $  A SHARE
                            ------------------------

                                                                     UNDERWRITING
                                                          PRICE TO   DISCOUNTS AND   PROCEEDS TO
                                                           PUBLIC     COMMISSIONS      COMPANY
                                                          --------   -------------   -----------
Per Share...............................................  $            $               $
Total...................................................  $            $               $

IPC Holdings, Ltd. has granted the underwriters the right to purchase up to an additional 2,280,000 common shares to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated expects to deliver the shares to purchasers on
December   , 2001.

MORGAN STANLEY                                              GOLDMAN, SACHS & CO.

FOX-PITT, KELTON
                            DOWLING & PARTNERS
                                                             FERRIS, BAKER WATTS

                                                         INCORPORATED


              , 2001

                               TABLE OF CONTENTS

                                        PAGE
                                        -----
Prospectus Summary....................     1
Risk Factors..........................     6
Special Note Regarding Forward-Looking
  Information.........................    15
Use of Proceeds.......................    16
Price Range of Our Common Shares......    16
Dividend Policy.......................    17
Capitalization........................    18
Selected Consolidated Financial
  Data................................    19
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................    20
Business..............................    28
Management............................    46
Certain Relationships and Related
  Transactions........................    49

                                        PAGE
                                        -----
Beneficial Ownership of Common
  Shares..............................    52
Description of Our Common Shares......    54
Certain Tax Considerations............    59
Underwriters..........................    66
Legal Matters.........................    68
Experts...............................    68
Available Information.................    68
Incorporation of Certain Information
  by Reference........................    68
Enforceability of Civil Liabilities
  Under the United States Federal
  Securities Laws.....................    69
Index to Consolidated Financial
  Statements..........................   F-1

                             ---------------------

     You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell our common shares, and seeking offers to buy, only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common shares.
                             ---------------------

     Common shares may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act 1998 of Bermuda. In addition, sales of common shares to persons resident in Bermuda for Bermuda exchange control purposes may require the prior approval of the Bermuda Monetary Authority.
                             ---------------------

     Consent under the Exchange Control Act of 1972 (and regulations thereunder) has been obtained from the Bermuda Monetary Authority for the issue and transfer of the shares being offered pursuant to this offering to and between non-residents of Bermuda for exchange control purposes, provided our shares remain listed on an appointed stock exchange, which includes Nasdaq. Prior to this offering, this prospectus will be filed with the Registrar of Companies in Bermuda in accordance with Bermuda law. In giving such consent, and in accepting this prospectus for filing, neither the Bermuda Monetary Authority nor the Registrar of Companies accepts any responsibility for the financial soundness of any proposal or for the correctness of any of the statements made or opinions expressed herein.
                             ---------------------

     In this prospectus, amounts are expressed in U.S. dollars and the financial statements contained herein have been prepared in accordance with U.S. generally accepted accounting principles.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements, including the notes thereto, included elsewhere in this prospectus. IPC Holdings, Ltd. is a Bermuda company incorporated in May 1993. IPC Holdings conducts significantly all of its operations through its wholly-owned subsidiary, IPCRe Limited, which we refer to as IPCRe, and IPCRe's wholly owned subsidiary, IPCRe Europe Limited, which we refer to as IPCRe Europe. In this prospectus, the "Company," "we," "us" and "our" refer to IPC Holdings, Ltd. together with these subsidiaries, unless the context otherwise requires.

                               IPC HOLDINGS, LTD.

OUR BUSINESS

     We provide property catastrophe reinsurance and, to a limited extent, marine, aviation, property-per-risk excess and other short-tail property reinsurance on a worldwide basis. During 2000 and the first nine months of 2001, approximately 85% and 90%, respectively, of gross premiums written covered property catastrophe risks. Property catastrophe reinsurance covers unpredictable events such as hurricanes, windstorms, hailstorms, earthquakes, volcanic eruptions, fires, industrial explosions, freezes, riots, floods and other natural or man-made disasters. Substantially all reinsurance we write has been, and continues to be, written on an excess-of-loss basis for primary insurers rather than reinsurers, and is subject to aggregate limits on exposure to losses.

     As of September 30, 2001, we had approximately 210 clients, including many of the leading insurance companies around the world. For the nine months ended September 30, 2001, approximately 53% of our clients were based in the U.S. and approximately 45% of gross premiums written related to U.S. risks. Our non-U.S. clients and covered risks are located principally in Europe, Japan and Australia/New Zealand. At September 30, 2001, we had total shareholders' investment of $532 million and total assets of $757 million. IPCRe and IPCRe Europe are rated "A+ (Superior)" by A.M. Best, and "A+ (Strong)" for financial strength and counter-party credit by Standard & Poor's.

INDUSTRY DEVELOPMENTS

     After an extended period of eroding premiums and increased competition, the property catastrophe reinsurance market began experiencing improvements in rates, terms and conditions in the fourth quarter of 2000. These improvements in rates, terms and conditions continued in 2001 and have been accelerated by the terrorist attacks of September 11, which resulted in estimated losses to the insurance industry of between $30 and $70 billion, the largest estimated catastrophe losses ever experienced by the industry. These losses include life, liability, workers compensation and other coverages that we do not write, in addition to property catastrophe reinsurance losses. By comparison, the largest insured catastrophic event prior to the September 11 terrorist attacks was Hurricane Andrew at approximately $20 billion in estimated losses. We believe property catastrophe reinsurance premiums have often risen in the aftermath of significant catastrophic losses. As claims are reserved, industry surplus is depleted and the industry's capacity to write new business diminishes. We believe that market trends similar to those that have occurred in past cycles are developing in the current environment. We believe that the current imbalance between the increased demand for property-related insurance and reinsurance and the reduced supply of this type of coverage will continue at least for the immediate future, particularly as a direct consequence of the terrorist attacks and the heightened awareness that commercial properties are exposed to a variety of risks.

     While there can be no assurance, we believe that coverage of claims that are the result of terrorist acts (as they are ultimately defined by industry and government standards) will generally be excluded from property catastrophe reinsurance contracts covering commercial lines of business commencing with 2002 renewals but may not be excluded for personal lines or other coverages. The effect of potential U.S. and other governmental intervention on the insurance and reinsurance markets we serve, including the extent to which coverage for terrorist acts is offered by the insurance and reinsurance markets in the future, is uncertain.

     We believe we are well-positioned to take advantage of improving market conditions because of our reputation, capital base and long-standing client relationships. We will use the proceeds of this offering to increase our capital base to support additional underwriting capacity over the short and intermediate term. Approximately 60% of premiums we write each year are for contracts which are subject to renewal January 1, and we presently are in the process of quoting and negotiating these renewals. Where terms and conditions are satisfactory to us, we will offer additional capacity to our existing clients, and we also will seek to use the additional capacity to write business for new clients.

STRATEGY

     Our principal strategy is to provide property catastrophe excess-of-loss reinsurance programs to a geographically diverse, worldwide clientele of primary insurers with whom we maintain long-term relationships. Under excess-of-loss contracts, we begin paying when our customers' claims from a particular catastrophe exceed a specified amount (known as an attachment point), and our maximum liability is capped at the amount specified in our reinsurance contracts. To a lesser extent, we also seek to provide these clients with other excess-of-loss short-tail property reinsurance products. On a limited basis, we provide similar reinsurance programs and products to reinsurers. We periodically consider underwriting additional lines of property/casualty coverage, including on a non-excess-of-loss basis, provided losses can be limited in a manner comparable to that described below.

     The primary elements of our strategy include:

      -- DISCIPLINED RISK MANAGEMENT. We seek to limit and diversify our loss exposure through six principal mechanisms: (i) writing substantially all of our premiums on an excess-of-loss basis, which limits our ultimate exposure per contract and permits us to determine and monitor our aggregate loss exposure; (ii) adhering to maximum limitations on reinsurance accepted in defined geographical zones;
           (iii) limiting program size for each client in order to achieve diversity within and across geographical zones; (iv) administering risk management controls appropriately weighted with our modeling techniques, as well as our assessment of qualitative factors (such as the quality of the cedent's management and capital and risk management strategy); (v) utilizing a range of attachment points for any given program in order to balance the risks assumed with the premiums written; and (vi) prudent underwriting of each program written. Historically, we have declined to renew existing business if the terms were unfavorable or if the exposure would violate any of these limitations. We underwrite only those risks we are willing to bear, utilizing a minimal amount of retrocession. Therefore, we retain most of the risk on the reinsurance contracts we write and pay little in retrocession premiums.

      -- CAPITAL-BASED EXPOSURE LIMITS. Each year, we establish maximum limitations on reinsurance accepted in defined geographic zones on the basis of, and as a proportion of, shareholders' investment.

      -- CLIENT SELECTION AND PROFILE. We believe that establishing long-term relationships with insurers who have sound capital and risk management strategies is key to creating long-term value for our shareholders. We have successfully attracted customers that are generally sophisticated, long-established insurers who desire the assurance not only that claims will be paid, but that reinsurance will continue to be available after claims have been paid. We believe our financial stability and growth of capital are essential for creating and maintaining these long-term relationships.

      -- CAPITAL MANAGEMENT AND SHAREHOLDER RETURNS. We manage our capital relative to our risk exposure in an effort to maximize sustainable long-term growth in shareholder value, while recognizing that catastrophic losses will adversely impact short-term financial results from time to time. We seek growth of our capital to protect it from major catastrophes, to ensure ongoing customer relationships and to support premium growth opportunities.

      -- DISCIPLINED INVESTMENT MANAGEMENT. In light of the risks of our underwriting business, our primary investment strategy is capital preservation. Current investment guidelines permit investments in equities up to a maximum of 20% of the total portfolio, and our fixed maturity investments are limited to the top three investment grades, or equivalent thereof, at the time of purchase. At September 30, 2001, our equity investments consisted of shares of stock in the companies which comprise the S&P 500 Index, and a global equity fund managed by a subsidiary of AIG. The investment in such equities represented 12.5% of the total investment portfolio on that date. At September 30, 2001, 87.5% of the fixed maturity portfolio (76.5% of the total investment portfolio) consisted of cash and cash equivalents, U.S. Treasuries or other government agency issues and investments with an AAA or AA rating.

MANAGEMENT AND ADMINISTRATION

     Our senior executives have significant experience in the property and casualty insurance industry. James P. Bryce, our President and Chief Executive Officer, has 31 years of insurance experience, with 20 years at subsidiary companies of AIG in reinsurance in the United States, Japan, Hong Kong and London. Prior to his becoming our President and CEO, Mr. Bryce served as our Senior Vice President and as Senior Vice President - Underwriting of IPCRe. Our two senior underwriters have 38 years of insurance experience, predominantly in the London market, and 23 years of experience in the U.S., respectively, each at leading reinsurers in the property and casualty insurance market.

RELATIONSHIP WITH AIG

     We commenced operations in July 1993 through the sponsorship of AIG, a holding company incorporated in Delaware that, through its subsidiaries, is primarily engaged in a broad range of insurance and insurance-related activities and financial services in the U.S. and abroad. AIG purchased 24.4% of the initial share capital of IPC Holdings and an option which permits it to purchase an additional 2,775,000 common shares. We refer to this option as the AIG Option and, as described below, AIG has informed us that it intends to exercise this option concurrent with the consummation of this offering. Since our formation, subsidiaries of AIG have provided administrative, investment management and custodial services to us for a fee, and certain of our officers are also officers of subsidiaries and affiliates of AIG. See "Certain Relationships and Related Transactions." In addition, the Chairman of our Board of Directors is an officer and director of several AIG affiliates and subsidiaries. AIG has informed us that it intends to continue its share ownership in IPC Holdings for the foreseeable future.

                            ------------------------

     Our headquarters are located at 29 Richmond Road, Pembroke HM 08, Bermuda, and our telephone is (441) 298-5100.

                                  THE OFFERING

Common shares offered.....................    15,200,000 shares
                                              Concurrent with this offering, we will sell additional
                                              common shares to AIG pursuant to the AIG Option and the
                                              AIG Placement described below.
Common shares to be outstanding after this
  offering and the sale of shares to
  AIG.....................................    45,154,272 shares
Over-allotment option.....................    2,280,000 shares
Use of proceeds...........................    To provide additional capital for reinsurance operations
                                              and general corporate purposes.
Nasdaq National Market symbol.............    IPCR

     The number of common shares shown above to be outstanding after the offering is based on the number of shares outstanding on September 30, 2001, excludes 511,928 unissued shares reserved for issuance under our stock option plan, and includes 2,775,000 shares to be sold to AIG pursuant to the AIG Option and 2,113,700 shares to be sold pursuant to the AIG Placement.

     If the underwriters exercise their over-allotment option in full, the total number of common shares outstanding after the offering will be 48,167,572 (including an additional 733,300 common shares to be sold to AIG in the AIG Placement). Unless otherwise noted, we assume in this prospectus that the underwriters will not exercise their over-allotment option and the additional 733,300 common shares will not be sold to AIG.

                             SALE OF SHARES TO AIG

     We presently have 25,065,572 outstanding common shares, of which AIG owns 6,100,000. In connection with our formation in 1993, AIG obtained an option to purchase 2,775,000 common shares (as adjusted to reflect our recapitalization in 1996), exercisable at a price of $12.7746 per share in certain circumstances, including a public offering of our common shares such as this offering. We refer to this option as the AIG Option. We notified AIG of our intent to make this offering, and AIG has indicated its intent to exercise the AIG Option in full, which will result in proceeds to us of $35,449,515. AIG's exercise of its option is contingent upon and will occur concurrent with the consummation of this offering.

     In addition, concurrent with this offering, we have agreed to sell 2,113,700 common shares to AIG in a private placement at a price per share equal to the public offering price for this offering. We refer to this private placement as the AIG Placement. The number of shares to be sold to AIG pursuant to the AIG Placement is designed to maintain its ownership in us, following this offering and the exercise of the AIG Option, at its present ownership level of approximately 24.3%. The number of shares so privately placed is subject to increase by up to 733,300 shares in the event the underwriters exercise their over-allotment option to purchase additional shares discussed above. In order to maintain the approximate 24.3% ownership level, the total number of shares to be sold to AIG is also subject to adjustment if the number of common shares offered in this offering is changed hereafter. We believe that AIG's maintenance of its prominent share ownership, and accordingly the private placement of shares to AIG, are in our best interest.

     Following the offering, including the sale of shares to AIG pursuant to the AIG Placement and exercise of the AIG Option, there will be 45,154,272 outstanding common shares, including 10,988,700 common shares owned by AIG (assuming the underwriters' over-allotment option is not exercised).

                      SUMMARY CONSOLIDATED FINANCIAL DATA

    The historical consolidated financial data presented below as of and for each of the periods ended December 31, 2000, 1999, 1998, 1997 and 1996 were derived from our audited consolidated financial statements, which were audited by Arthur Andersen, independent public accountants. The financial data set forth below for the nine months ended September 30, 2001 and 2000 were derived from, and should be read in conjunction with, and are qualified in the entirety by reference to, the unaudited consolidated financial statements and the notes thereto included elsewhere in this prospectus. In the opinion of management, the unaudited consolidated financial statements reflect all adjustments (consisting of normal recurring items) which are necessary to present a fair statement of the results for the interim periods. The interim results of operations for the nine-month period ended September 30, 2001 are not necessarily indicative of operating results to be expected for the entire fiscal year. The selected consolidated financial data should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus and with "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                            NINE MONTHS ENDED
                                              SEPTEMBER 30,                           YEAR ENDED DECEMBER 31,
                                         -----------------------   --------------------------------------------------------------
                                            2001         2000         2000         1999         1998         1997         1996
                                         ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                               (UNAUDITED)       (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF INCOME DATA:

 Gross premiums written................  $  125,668(1) $   88,563  $   93,757   $   97,162   $  111,265   $  117,050   $  111,569
 Net premiums earned...................      94,443(1)     66,441      86,961       94,967      120,125      112,486      113,642
 Net investment income.................      23,506       23,271       31,089       30,327       30,053       29,883       28,883
 Loss and loss adjustment expenses
   incurred............................     130,894(1)     44,790      53,661      129,362       61,459       14,708       32,732
 Acquisition costs.....................       9,797        8,353        9,049       13,028       16,968       13,487       11,849
 General and administrative expenses...       6,982        7,089        9,311        9,641       10,680        8,676        9,934
 Exchange loss (gain), net.............         669        1,479        2,348          411          371        1,562         (684)
 Realized gains/(losses), net on
   investments.........................       6,154          315          544       30,355        7,014       (3,616)       3,871
 Net (loss) income.....................  $  (24,239)  $   28,316   $   44,225   $    3,207   $   67,714   $  100,320   $   92,565
 Net (loss) income per common
   share(2)............................  $    (0.97)  $     1.12   $     1.73   $     0.12   $     2.55   $     3.79   $     3.55
 Weighted average shares
   outstanding(2)......................  25,062,540   25,295,102   25,497,671   25,988,116   26,547,062   26,492,401   26,080,744
 Dividend per common share(3)..........  $   0.1600   $       --   $       --   $   1.1125   $   2.0700   $   3.2700   $   0.8925
OTHER DATA:
 Loss and loss expense ratio(4)........      138.6%        67.4%        61.7%       136.2%        51.2%        13.1%        28.8%
 Expense ratio(4)......................       17.8%        23.2%        21.1%        23.9%        23.0%        19.7%        19.2%
 Combined ratio(4).....................      156.4%        90.6%        82.8%       160.1%        74.2%        32.8%        48.0%
 Return on average equity(5)...........      (5.9)%         7.2%         8.3%         0.6%        12.4%        19.6%        19.9%
BALANCE SHEET DATA (AT END OF PERIOD):
 Total cash and investments............  $  673,822   $  594,257   $  598,531   $  594,754   $  599,981   $  538,759   $  503,846
 Reinsurance balances receivable.......      60,417       35,102       25,419       21,460       20,747       27,735       25,687
 Total assets..........................     757,361      652,931      647,490      640,942      643,091      585,019      548,081
 Reserve for losses and loss adjustment
   expenses............................     168,608       68,875       61,358      111,441       52,226       27,590       28,483
 Unearned premiums.....................      47,224       35,928       19,068       16,364       17,602       26,462       21,898
 Total shareholders' investment........  $  531,607   $  537,907   $  559,270   $  504,931   $  565,952   $  528,293   $  496,135
 Basic book value per common share.....  $    21.21   $    21.49   $    22.34   $    20.17   $    22.61   $    21.12   $    19.85
 Diluted book value per common
   share(6)............................  $    20.19   $    21.27   $    21.93   $    19.43   $    21.32   $    19.94   $    19.02

------------
(1) Our results for the nine months ended September 30, 2001 include $112 million of loss and loss expenses incurred as a result of the September 11 attack on the World Trade Center and $17 million of written and earned premium relating to the affected contracts.
(2) Net income per common share is based upon the weighted average number of common shares outstanding during the relevant period. The weighted average number of shares includes common shares and the dilutive effect of the AIG Option and employee stock options, using the treasury stock method. The net
    (loss) per common share at September 30, 2001 is based on the actual number of shares outstanding during the period.
(3) Dividend per common share is based on the number of average outstanding common shares during the years ended December 31, 2000, 1999, 1998, 1997 and 1996, respectively.
(4) The loss and loss expense ratio is calculated by dividing the losses and loss expenses incurred by the net premiums earned. The expense ratio is calculated by dividing the sum of acquisition costs and general and administrative expenses by net premiums earned. The combined ratio is the sum of the loss and loss expense ratio and the expense ratio.
(5) Return on average equity equals the annual net (loss) income divided by the average of the shareholders' investment on the first and last day of the respective period.
(6) Diluted book value per common share is based on the number of common shares outstanding on the relevant date, after considering the effect of the AIG Option as of each date presented and after considering the effect of options granted to employees, calculated on the basis described in note (2) above. At September 30, 2001, the weighted average number of shares outstanding, including the dilutive effect of the AIG Option and employee stock options using the treasury stock method, was 26,330,509.

                                  RISK FACTORS

     In addition to the other information in this prospectus, the following factors should be carefully considered in evaluating us and our business before purchasing our common shares.

RISK RELATED TO OUR BUSINESS

  THE OCCURRENCE OF SEVERE CATASTROPHIC EVENTS MAY CAUSE OUR FINANCIAL RESULTS TO BE VOLATILE.

     Because we underwrite property catastrophe reinsurance and have large aggregate exposures to natural and man-made disasters, our management expects that our loss experience generally will include infrequent events of great severity. Consequently, the occurrence of losses from catastrophic events is likely to cause substantial volatility in our financial results. In addition, because catastrophes are an inherent risk of our business, a major event or series of events can be expected to occur from time to time and to have a material adverse effect on our financial condition and results of operations, possibly to the extent of eliminating our shareholders' investment. Increases in the values and concentrations of insured property and the effects of inflation have historically resulted in increased severity of industry losses in recent years and we expect that those factors will increase the severity of catastrophe losses in the future.

  THE SEPTEMBER 11 TERRORIST ATTACKS HAVE CAUSED US TO INCUR SIGNIFICANT UNDERWRITING LOSSES.

     The terrorist attacks of September 11 resulted in estimated losses to the insurance industry of between $30 billion and $70 billion, the largest estimated catastrophe losses ever experienced by the industry. As of September 30, 2001, we established reserves for estimated claims arising from the attacks of $112.0 million. It is early in the claims process and, as with all claims estimations, this estimate is subject to revision in subsequent periods as more information becomes available. As a result, our reserves relating to these attacks may increase in future periods in amounts which could be materially adverse to our results of operations and financial condition. In addition, if further terrorist attacks occur, we may continue to experience significant losses.

  THE SEPTEMBER 11 TERRORIST ATTACKS HAVE GENERATED SUBSTANTIAL NEW CAPITAL INFLOWS INTO THE PROPERTY CATASTROPHE REINSURANCE INDUSTRY, INCREASING COMPETITION.

     The property catastrophe reinsurance industry is highly competitive. We compete, and will continue to compete, with major U.S. and non-U.S. reinsurers, many of which have greater financial, marketing and management resources than we have. We also compete with several Bermuda-based reinsurers that write property catastrophe reinsurance and that target the same market as we do and utilize similar business strategies, and some of these companies currently have more capital than we have. We also compete with financial products, such as risk securitization, the usage of which has grown in volume. Since September 11, established competitors have completed or may be planning to complete additional capital raising transactions and new companies have been or are being formed to enter the property catastrophe reinsurance market. The full extent and effect of this additional capital on the reinsurance market may not be known for some time. Ultimately, this competition could affect our ability to attract or retain business. While we believe we and our competitors will be able to raise premium rates in the near and intermediate term, the additional competition may limit such increases or result in decreases in premium rates, and there can be no assurance we will be able to achieve an increase in premium rates even in the short term. In addition, if competition limits our ability to write new business at adequate rates, our return on capital may be adversely affected.

  THE SEPTEMBER 11 TERRORIST ATTACKS MAY RESULT IN GOVERNMENT INTERVENTION IMPACTING THE INSURANCE AND REINSURANCE MARKETS.


     In response to the tightening of supply in certain insurance markets resulting, among other things, from the terrorist attacks of September 11, the U.S. government and other governments may intervene in the insurance and reinsurance markets. Following the September 11 terrorist attacks, various proposed legislation has been introduced in the U.S. Congress designed to ensure the availability of insurance coverage for terrorist acts and, while there can be no assurance, it is likely that a form of such proposed legislation will be enacted in December 2001. Legislation has been adopted in the U.S. House of Representatives designed, among other things, to provide federal government loans over a short-term period to commercial insurers and reinsurers for funding losses arising from terrorist acts against U.S. properties, which loans would be repaid through industry assessments and, if losses exceed a threshold, policyholder assessments. Alternative proposed legislation has been introduced in the U.S. Senate, including legislation providing for the direct payment by the U.S. government for losses arising from terrorist acts to the insureds of insurers who continue to write such coverage, legislation which would provide direct government assistance to insurers and legislation which would require insurers to write coverage for terrorist acts and establish a mandatory reinsurance pool. We cannot predict whether any such legislation will be enacted, or what form it may take. Potential investors should note that governmental intervention could materially adversely affect us by, among other things:


      -- providing insurance and reinsurance capacity in the markets and to the customers we target;


      -- regulating the terms of insurance and reinsurance capacity and reinsurance policies in a manner which could materially adversely affect us, directly or indirectly, by requiring coverage for terrorist acts to be offered by insurers and/or reinsurers, benefiting our competitors, reducing the demand for our products or benefitting insurers as compared to reinsurers such as ourselves;


      -- providing sources of liquidity to U.S. companies that may not be available to us; or

      -- otherwise disproportionally benefiting U.S. or other foreign countries' companies over Bermuda-based companies such as ourselves.

  THE SEPTEMBER 11 TERRORIST ATTACKS HAVE CAUSED UNCERTAINTY AS TO FUTURE INSURANCE AND REINSURANCE COVERAGE FOR TERRORIST ACTS, AND WE MAY HAVE SUBSTANTIAL EXPOSURE TO ANY SUCH ACTS.


     Following the terrorist attacks of September 11, there is uncertainty in the insurance and reinsurance markets about the extent to which future coverages will extend to terrorist acts. There is also uncertainty about the definition of terrorist acts. While there can be no assurance, we believe that coverage of claims that are the result of terrorist acts (as they are ultimately defined by industry and government standards) will generally be excluded from property catastrophe reinsurance contracts covering large commercial risks commencing with 2002 renewals but may not be excluded for personal lines or other coverages. The effect of the potential U.S. and other governmental intervention on the insurance and reinsurance markets we serve, including on the extent to which coverage for terrorist acts is offered by the insurance and reinsurance markets in the future, is uncertain. There can be no assurance that our and the insurance industry's attempts to exclude coverage for terrorist acts will be effective and, as a result, we could incur large unexpected losses if further terrorist attacks occur.


  THE FAILURE OF ANY OF THE LOSS LIMITATION METHODS WE EMPLOY COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR FINANCIAL CONDITION OR OUR RESULTS OF OPERATIONS.

     Our property catastrophe reinsurance contracts cover unpredictable events such as hurricanes, windstorms, hailstorms, earthquakes, volcanic eruptions, fires, industrial explosions, freezes, riots, floods and other natural or man-made disasters. We currently seek to limit our loss exposure principally by writing substantially all of our products on an excess-of-loss basis, adhering to maximum limitations on reinsurance accepted in defined geographical zones, limiting program size for each client and prudent underwriting of each program written. There can be no assurance that any of these loss limitation methods will be effective. There can be no assurance that various provisions of our policies, such as limitations or exclusions from coverage or choice of forum, will be enforceable in the manner we intended. Disputes relating to coverage and choice of legal forum may arise. Geographic zone limitations involve significant underwriting judgments, including the determination of the area of the zones and the inclusion of a particular policy within a particular zone's limits. Underwriting is inherently a matter of judgment, involving important assumptions about matters that are inherently unpredictable and beyond our control, and for which historical experience and probability analysis may not provide sufficient guidance. One or more catastrophic or other events could result in claims that substantially exceed our management's expectations, which could have a material adverse effect on our financial condition or our results of operations, possibly to the extent of eliminating our shareholders' equity and statutory surplus.

  THE REINSURANCE BUSINESS IS HISTORICALLY CYCLICAL, AND WE HAVE EXPERIENCED, AND CAN EXPECT TO EXPERIENCE IN THE FUTURE, PERIODS WITH EXCESS UNDERWRITING CAPACITY AND UNFAVORABLE PREMIUMS.

     Historically, property catastrophe reinsurers have experienced significant fluctuations in operating results due to competition, frequency of occurrence or severity of catastrophic events, levels of capacity, general economic conditions and other factors. Demand for reinsurance is influenced significantly by underwriting results of primary property insurers and prevailing general economic conditions. The supply of reinsurance is related to prevailing prices, the levels of insured losses and levels of industry surplus which, in turn, may fluctuate in response to changes in rates of return on investments being earned in the reinsurance industry. As a result, the property catastrophe reinsurance business historically has been a cyclical industry characterized by periods of intense price competition due to excessive underwriting capacity as well as periods when shortages of capacity permitted favorable premium levels. These cycles can be significantly affected by changes in the frequency and severity of losses suffered by insurers. We can expect to experience the effects of such cyclicality.

  IF IPC HOLDINGS' SUBSIDIARY, IPCRE, IS UNABLE TO OBTAIN THE NECESSARY CREDIT WE MAY NOT BE ABLE TO OFFER REINSURANCE IN THE U.S.

     IPCRe is a registered Bermuda insurance company and is not licensed or admitted as an insurer in any jurisdiction in the U.S. Because jurisdictions in the U.S. do not permit insurance companies to take credit for reinsurance obtained from unlicensed or non-admitted insurers on their statutory financial statements unless security is posted, IPCRe's reinsurance contracts with U.S. clients generally require it to post a letter of credit or provide other security to cover outstanding liabilities to reinsureds. Currently IPCRe obtains letters of credit through one commercial bank. In turn, IPCRe provides the bank security by giving the bank a lien over certain of IPCRe's investments in an amount not to exceed the aggregate letters of credit outstanding. This maximum amount available to us under our letter of credit facility is currently $27.5 million, although we are currently seeking to increase this amount to $60 million. If IPCRe were unable to obtain the necessary credit, IPCRe could be limited in its ability to write business for our clients in the U.S.

  IF WE ARE REQUIRED TO GREATLY INCREASE OUR LOSS RESERVES, OUR OPERATING RESULTS MAY SIGNIFICANTLY DECREASE.

     Under U.S. generally accepted accounting principles, IPCRe is not permitted to establish loss reserves with respect to our property catastrophe reinsurance until an event occurs which may give rise to a claim. As a result, we can only reserve for known losses, and not for expected future losses. Claims arising from future catastrophic events can be expected to require the establishment of substantial reserves from time to time.

     The establishment of appropriate reserves for catastrophes is an inherently uncertain process. Reserve estimates by property catastrophe reinsurers, such as us, with shorter operating histories than others may be inherently less reliable than the reserve estimates of reinsurers with more stable volumes of business and an established claims history. Although our own historical loss experience by itself may be inadequate for estimating reserves, we utilize various loss forecasting models and industry loss data as well as industry experience of our management for this purpose. Loss reserves represent our estimates, at a given point in time, of the ultimate settlement and administration costs of losses incurred (including incurred but not reported, or IBNR, losses and reported but not enough, or RBNE, amounts) and these estimates are regularly reviewed and updated, using the most current information available to management. Consequently, the ultimate liability for a catastrophic loss is likely to differ from the original estimate. Whenever we determine that any existing loss reserves are inadequate, we are required to increase our loss reserves with a corresponding reduction, which could be material, to our operating results in the period in which the deficiency is identified. The establishment of new reserves, or the adjustment of reserves for reported claims, could have a material adverse effect on our financial condition or results of operations in any particular period.

     Unlike the loss reserves of U.S. insurers, our loss reserves are not regularly examined by insurance regulators.

  WE ARE RATED BY A.M. BEST AND STANDARD & POOR'S, AND A DECLINE IN THESE RATINGS COULD AFFECT OUR STANDING AMONG CUSTOMERS AND CAUSE OUR SALES AND EARNINGS TO DECREASE.

     Ratings have become an increasingly important factor in establishing the competitive position of reinsurance companies. IPCRe and IPCRe Europe have an insurer financial strength rating of "A+ (Superior)" from A.M. Best and are rated "A+ (Strong)" for financial strength and counter-party credit by Standard & Poor's. A.M. Best and Standard & Poor's ratings reflect their opinions of a reinsurance company's financial strength, operating performance, strategic position and ability to meet its obligations to policyholders, are not evaluations directed to investors in our common shares and are not recommendations to buy, sell or hold our common shares. Our ratings are subject to periodic review by A.M. Best and Standard & Poor's, and we cannot assure you that we will be able to retain those ratings. In June 1998, in part as a result of its negative outlook for the entire reinsurance industry, Standard & Poor's assigned us a negative outlook rating. Standard & Poor's affirmed our rating of "A+ (Strong)" in January 2001. However, if our ratings are reduced from their current levels by A.M. Best and/or Standard & Poor's, our competitive position in the insurance industry could suffer and it would be more difficult for us to market our products. A significant downgrade could result in a substantial loss of business as ceding companies move to other reinsurers with higher ratings.

  IPC HOLDINGS IS A HOLDING COMPANY AND, CONSEQUENTLY, IT IS DEPENDENT ON IPCRE'S PAYMENTS OF CASH DIVIDENDS OR MAKING OF LOANS.

     IPC Holdings is a holding company and conducts no reinsurance operations of its own. Its cash flows are otherwise limited to distributions from IPCRe by way of dividends or loans. We will rely on cash dividends or loans from IPCRe to pay cash dividends, if any, to our shareholders. The payment of dividends by IPCRe to us is limited under Bermuda law and regulations, including Bermuda insurance law. Under the Insurance Act 1978 of Bermuda, amendments thereto and related regulations, which we refer to as the Insurance Act, IPCRe is required to maintain a solvency margin and a minimum liquidity ratio and is prohibited from declaring or paying any dividends if to do so would cause IPCRe to fail to meet its solvency margin and minimum liquidity ratio. Under the Insurance Act, IPCRe is prohibited from paying dividends of more than 25% of its total statutory capital and surplus at the end of the previous fiscal year unless it files an affidavit stating that the declaration of such dividends has not caused it to fail to meet its solvency margin and minimum liquidity ratio. The Insurance Act also prohibits IPCRe from declaring or paying dividends without the approval of the Supervisor of Insurance of Bermuda if IPCRe failed to meet its solvency margin and minimum liquidity ratio on the last day of the previous fiscal year. The maximum dividend payable by IPCRe in accordance with the Insurance Act as of September 30, 2001 was approximately $131 million. Our $150 million credit facility also imposes limits on the ability of IPC Holdings' subsidiaries to pay dividends. The maximum dividend that could have been paid in the third quarter was approximately $8.6 million.

  CHANGES IN THE REGULATORY SCHEME UNDER WHICH WE OPERATE COULD RESULT IN MATERIAL ADVERSE EFFECTS ON OUR OPERATIONS.

     IPCRe is a registered Bermuda insurance company and is subject to regulation and supervision in Bermuda. The applicable Bermuda statutes and regulations generally are designed to protect insureds and ceding insurance companies, insurance companies that reinsure all or a part of their liability with another reinsurance company, rather than shareholders. Among other things, these statutes and regulations require IPCRe to maintain minimum levels of capital and surplus, impose restrictions on the amount and type of investments it may hold, prescribe solvency standards that it must meet, limit transfers of ownership of its capital shares, and provide for the performance of certain periodic examinations of IPCRe and its financial condition. These statutes and regulations may, in effect, restrict the ability of IPCRe to write new business or, as indicated above, distribute funds to IPC Holdings.

     Neither IPC Holdings nor IPCRe is registered or licensed as an insurance company in any jurisdiction in the U.S.; a substantial portion of IPCRe's premiums, however, come from, and are expected to continue to come from, ceding insurers in the U.S. The insurance laws of each state in the U.S. regulate the sale of insurance and reinsurance within their jurisdiction by foreign insurers, such as IPCRe. IPCRe conducts its business through its offices in Bermuda and does not maintain an office, and its personnel do not solicit, advertise, settle claims or conduct other insurance activities, in the U.S. Accordingly, IPCRe does not believe it is in violation of insurance laws of any jurisdiction in the U.S. There can be no assurance, however, that inquiries or challenges to IPCRe's insurance activities will not be raised in the future. IPCRe believes that its manner of conducting business through its offices in Bermuda has not materially adversely affected its operations to date. There can be no assurance, however, that IPCRe's location, regulatory status or restrictions on its activities resulting therefrom will not adversely affect its ability to conduct its business in the future.

     Recently, the insurance and reinsurance regulatory framework has been subject to increased scrutiny in many jurisdictions including the U.S., various states within the U.S., the U.K. and elsewhere. In the past, there have been Congressional and other initiatives in the U.S. regarding increased supervision and regulation of the insurance industry, including proposals to supervise and regulate alien reinsurers. It is not possible to predict the future impact of changing law or regulation on our operations; such changes could have a material adverse effect on us or the insurance industry in general.

     In some respects, the Bermuda statutes and regulations applicable to us are less restrictive than those that would be applicable to us were we subject to the insurance laws of any state in the U.S. No assurances can be given that if we were to become subject to any such laws of the U.S. or any state thereof at any time in the future, we would be in compliance with such laws.

  WE ARE DEPENDENT ON THE BUSINESS PROVIDED TO US BY REINSURANCE BROKERS AND WE MAY BE EXPOSED TO LIABILITY FOR BROKERS' FAILURE TO MAKE PAYMENTS TO CLIENTS FOR THEIR CLAIMS.

     We market our reinsurance products virtually exclusively through reinsurance brokers. The reinsurance brokerage industry generally, and our sources of business specifically, are concentrated. Marsh & McLennan and affiliates accounted for approximately 44%, and our five main brokers (including Marsh & McLennan and affiliates) together accounted for approximately 84%, of our business based on premiums written during the period January 1, 2001 to September 30, 2001. Loss of all or a substantial portion of the business provided by such intermediaries could have a material adverse effect on us. In addition, at least two of these brokers have announced their intention to form new Bermuda reinsurance companies that may compete with us, and these brokers may favor their own reinsurers over other companies, including us.

     In accordance with industry practice, we frequently pay amounts owing in respect of claims under our policies to reinsurance brokers, for payment over to the ceding insurers. In the event that a broker failed to make such a payment, depending on the jurisdiction, we might remain liable to the client for the deficiency. Conversely, in certain jurisdictions when premiums for such policies are paid to reinsurance brokers for payment over to us, such premiums will be deemed to have been paid and the ceding insurer will no longer be liable to us for those amounts whether or not actually received by us. Consequently, we assume a degree of credit risk associated with brokers around the world during the payment process.

  WE ARE DEPENDENT ON A SMALL NUMBER OF KEY EMPLOYEES.

     We currently have only 14 full-time employees and depend on a very small number of key employees for the production and servicing of almost all of our business. We rely substantially on our President and Chief Executive Officer, James P. Bryce, and our Vice Presidents, Peter J.A. Cozens and Stephen F. Fallon. We have not entered into employment contracts with our key employees, and there can be no assurance that we can retain the services of these key employees. Although we believe that we could replace these key employees, we can give no assurance as to how long it would take. We do not currently maintain key man life insurance policies with respect to any of our employees.

     Under Bermuda law, non-Bermudians (other than spouses of Bermudians) may not engage in any gainful occupation in Bermuda without the specific permission of the appropriate governmental authority. Such permission may be granted or extended upon showing that, after proper public advertisement, no Bermudian (or spouse of a Bermudian) is available who meets the minimum standards for the advertised position. None of our executive officers is a Bermudian, and all such officers are working in Bermuda under work permits. The Bermuda government recently announced a new policy that places a six year term limit on individuals with work permits, subject to certain exemptions for key employees. Each of our senior executive officers and our professional staff who needs a work permit has obtained one. It is possible that we could lose the services of one or more of these people if we are unable to renew their work permits, which could significantly and adversely affect our business.

  WE MAY EXPERIENCE CONFLICTS OF INTEREST WITH OUR PRINCIPAL SHAREHOLDER THAT MAY BE DETRIMENTAL TO OUR BUSINESS.

     AIG, which sponsored the establishment of IPC Holdings and IPCRe in 1993, owns 24.3% of our outstanding common shares and the AIG Option, which permits it to purchase an additional 2,775,000 of our common shares. In connection with this offering, we notified AIG of our intent to make this offering, and AIG indicated its intent to exercise its option in full, contingent upon this offering. In addition, concurrent with this offering we have agreed to sell 2,113,700 common shares to AIG in a private placement at a price per share equal to the public offering price for this offering. We refer to this private placement as the AIG Placement.

The number of shares to be sold to AIG pursuant to the AIG Placement is designed to maintain its ownership in us, following this offering and the exercise of the AIG Option, at its present ownership level of approximately 24.3%. The number of shares so privately placed is subject to increase by up to 733,300 shares in the event the underwriters exercise their over-allotment option to purchase additional shares discussed above. In order to maintain the approximately 24.3% ownership level, the total number of shares to be sold to AIG is also subject to adjustment if the number of common shares offered in this offering is changed hereafter. We believe that AIG's maintenance of its prominent share ownership, and accordingly the private placement of shares to AIG, are in our best interest. Pursuant to our bye-laws, the voting power of shares owned by AIG is limited to less than 10% of the combined voting power of all shares. In addition, the Chairman of our Board of Directors is an executive officer and director of certain subsidiaries and affiliates of AIG.

     AIG (directly or through its subsidiaries and affiliates) is engaged in certain transactions with us, which may give rise to conflicts of interest. A subsidiary of AIG provides administrative services to us which include tax, legal and accounting services. In addition, a subsidiary of AIG serves as investment advisor (subject to compliance with our asset allocation guidelines) for our entire investment portfolio and another subsidiary of AIG serves as investment custodian and holds all the investments and a majority of our cash. In addition, certain AIG subsidiaries are clients of IPCRe and, in the nine months ended September 30, 2001, written premiums relating to these companies were $12.5 million (9.9% of total premiums written during such period). AIG and other of our existing shareholders, and their subsidiaries and affiliates, currently and from time to time compete with us, including by assisting or investing in the formation of other entities engaged in the insurance and reinsurance businesses. Conflicts of interest could also arise with respect to business opportunities that could be advantageous to AIG and any of its subsidiaries or affiliates, on the one hand, and us, on the other hand. AIG or its subsidiaries or affiliates have entered into agreements and maintain relationships with numerous companies that may directly compete with us. No agreement or understanding exists regarding the resolution of any of these potential conflicts of interest.

 A SIGNIFICANT AMOUNT OF OUR ASSETS IS INVESTED IN FIXED INCOME AND EQUITY SECURITIES WHICH ARE SUBJECT TO MARKET VOLATILITY.

     Our investment portfolio consists substantially of fixed income securities and equity securities. The fair market value of these assets and the investment income from these assets fluctuate depending on general economic and market conditions. Fixed income and equity markets have become increasingly volatile in the last year and particularly since the events of September 11. Because substantially all of our invested assets are classified as available for sale, changes in the market value of our securities are reflected in our balance sheet. Therefore, market fluctuations and market volatility affect the value of our investments and could adversely affect the value of our portfolio and our liquidity.

  INCREASES IN INTEREST RATES OR FLUCTUATIONS IN CURRENCY EXCHANGE RATES MAY CAUSE US TO EXPERIENCE LOSSES.

     Because of the unpredictable nature of losses that may arise under property catastrophe policies, our liquidity needs can be substantial and can arise at any time. The market value of our fixed income investments is subject to fluctuation depending on changes in prevailing interest rates. We currently do not hedge our investment portfolio against interest rate risk. Accordingly, increases in interest rates during periods when we sell fixed income securities to satisfy liquidity needs may result in losses.

     Our functional currency is the U.S. dollar. Our operating currency is generally also the U.S. dollar. However, the premiums receivable and losses payable in respect of a significant portion of our business are denominated in currencies of other countries, principally industrial countries. Consequently, we may, from time to time, experience substantial exchange gains and losses that could affect our financial position and results of operations. We currently do not--and as a practical matter cannot--hedge our foreign currency exposure with respect to potential claims until a loss payable in a foreign currency occurs (after which we may purchase a currency hedge in some cases).

RISKS RELATED TO OUR COMMON SHARES

  IT MAY BE DIFFICULT TO ENFORCE SERVICE OF PROCESS AND ENFORCEMENT OF JUDGMENTS AGAINST US AND OUR OFFICERS AND DIRECTORS.

     We are a Bermuda company and certain of our officers and directors are residents of various jurisdictions outside the U.S. All or a substantial portion of our assets and our officers and directors, at any one time, are or may be located in jurisdictions outside the U.S. Although we have appointed an agent in New York, New York to receive service of process with respect to actions against us arising out of violations of the U.S. federal securities laws in any federal or state court in the U.S. relating to the transactions covered by this prospectus, it may be difficult for investors to effect service of process within the U.S. on our directors and officers who reside outside the U.S. or to enforce against us or our directors and officers judgments of U.S. courts predicated upon civil liability provisions of the U.S. federal securities laws.

  THERE ARE LIMITATIONS ON THE OWNERSHIP, TRANSFERS AND VOTING RIGHTS OF OUR COMMON SHARES.

     Under our bye-laws, our directors are required to decline to register any transfer of common shares that would result in a person (or any group of which such person is a member), other than AIG and its subsidiaries, beneficially owning, directly or indirectly, 10% or more of the common shares, or in AIG and its subsidiaries beneficially owning, directly or indirectly, more than 25% of such shares. Similar restrictions apply to our ability to issue or repurchase shares other than in connection with AIG's exercise of its option to purchase additional shares as described above. The directors also may, in their absolute discretion, decline to register the transfer of any shares if they have reason to believe (i) that the transfer may expose us, any of our subsidiaries, any shareholder or any person ceding insurance to us or any of our subsidiaries to adverse tax or regulatory treatment in any jurisdiction or (ii) that registration of the transfer under the U.S. federal securities laws or under any U.S. state securities laws or under the laws of any other jurisdiction is required and such registration has not been duly effected. These restrictions would apply to a transfer of shares even if the transfer has been executed on the Nasdaq National Market. A transferor of common shares will be deemed to own those shares for dividend, voting and reporting purposes until a transfer of those common shares has been registered on our Register of Members. We are authorized to request information from any holder or prospective acquiror of common shares as necessary to give effect to the transfer, issuance and repurchase restrictions referred to above, and may decline to effect any transaction if complete and accurate information is not received as requested.

     In addition, our bye-laws generally provide that any person (or any group of which such person is a member) holding, directly, indirectly or by attribution, or otherwise beneficially owning common shares carrying 10% or more of the total voting rights attached to all of our outstanding capital shares, will have the voting rights attached to its issued shares reduced so that it may not exercise more than approximately 9.9% of such total voting rights. Because of the attribution provisions of the U.S. Internal Revenue Code, which we refer to as the Code, and the rules of the Securities and Exchange Commission regarding determination of beneficial ownership, this requirement may have the effect of reducing the voting rights of a shareholder whether or not such shareholder directly holds 10% or more of our common shares. Further, the directors have the authority to request from any shareholder certain information for the purpose of determining whether that shareholder's voting rights are to be reduced. Failure to respond to such a notice, or submitting incomplete or inaccurate information, gives the directors (or their designee) discretion to disregard all votes attached to that shareholder's common shares.

  SHAREHOLDERS' INVESTMENT COULD BE MATERIALLY ADVERSELY AFFECTED IF WE ARE DEEMED TO BE ENGAGED IN BUSINESS IN THE U.S.

     IPC Holdings and IPCRe are Bermuda companies; neither files U.S. tax returns. We believe that IPCRe operates in such a manner that it is not subject to U.S. tax (other than U.S. excise tax on reinsurance premiums and withholding tax on certain investment income from U.S. sources) because it does not engage in a trade or business in the U.S. However, because definitive identification of activities which constitute being engaged in a trade or business in the U.S. is not provided by the Code or regulations or court decisions, there can be no assurance that the U.S. Internal Revenue Service will not contend that IPC Holdings and/or IPCRe is engaged in a trade or business in the U.S. If IPC Holdings and/or IPCRe were engaged in a trade or business in the U.S. (and, if IPCRe were to qualify for benefits under the income tax treaty between the U.S. and Bermuda, such trade or business were attributable to a "permanent establishment" in the U.S.), IPC Holdings and/or IPCRe would be subject to U.S. tax at regular corporate rates on the income that is effectively connected with the U.S. trade or business, plus an additional 30% "branch profits" tax on such income remaining after the regular tax, in which case our earnings and shareholders' investment could be materially adversely affected.

     Currently, IPCRe pays reinsurance premium excise taxes in the U.S. (1%), Australia (3%), and certain other jurisdictions. From time to time, U.S. legislation has been proposed which would increase this tax to 4%.

  IF YOU ACQUIRE MORE THAN 10% OF THE COMMON SHARES, CFC RULES MAY APPLY TO YOU.

     Each "United States shareholder" of a "controlled foreign corporation" ("CFC") who owns shares in the CFC on the last day of the CFC's taxable year must include in its gross income for U.S. federal income tax purposes its pro-rata share of the CFC's "subpart F income," even if the subpart F income is not distributed. For these purposes, any U.S. person who owns, directly or indirectly through foreign persons, or is considered to own under applicable constructive ownership rules of the U.S. Internal Revenue Code, 10% or more of the total combined voting power of all classes of stock of a foreign corporation will be considered to be a "United States shareholder." In general, a foreign insurance company such as IPCRe is treated as a CFC only if such "United States shareholders" collectively own more than 25% of the total combined voting power or total value of our stock for an uninterrupted period of 30 days or more during any tax year. AIG owns 24.3% of the common shares and is expected to own approximately the same percentage of the common shares upon completion of this offering, although, pursuant to our bye-laws, the combined voting power of these shares is limited to less than 10% of the combined voting power of all shares. We believe that, because of the dispersion of our share ownership among holders other than AIG and because of the restrictions on transfer, issuance or repurchase of the common shares, you will not be subject to treatment as a "United States shareholder" of a CFC. In addition, because under our bye-laws no single shareholder (including AIG) is permitted to exercise as much as 10% of the total combined voting power of the Company, our shareholders should not be viewed as "United States shareholders" of a CFC for purposes of these rules. There can be no assurance, however, that these rules will not apply to you. Accordingly, U.S. persons who might, directly or through attribution, acquire 10% or more of our common shares should consider the possible application of the CFC rules.

  UNDER CERTAIN CIRCUMSTANCES, YOU MAY BE REQUIRED TO PAY TAXES ON YOUR PRO-RATA SHARE OF IPCRE'S RELATED PARTY INSURANCE INCOME.

     If IPCRe's related person insurance income ("RPII") were to equal or exceed 20% of IPCRe's gross insurance income in any taxable year and direct or indirect insureds (and persons related to such insureds) own (or are treated as owning) 20% of the voting power or value of the shares of IPCRe, a U.S. person who owns the common shares of IPC Holdings directly or indirectly on the last day of the taxable year would be required to include in its income for U.S. federal income tax purposes the shareholder's pro-rata share of IPCRe's RPII for the entire taxable year, determined as if such RPII were distributed proportionately to such United States shareholders at that date regardless of whether such income is distributed. In addition, U.S. tax-exempt organizations would be required to treat RPII as unrelated business taxable income if IPCRe's RPII equaled or exceeded 20% of IPCRe's gross insurance income in any taxable year. The amount of RPII earned by IPCRe (generally, premium and related investment income from the direct or indirect insurance or reinsurance of any direct or indirect U.S. shareholder of IPCRe or any person related to such shareholder, including IPC Holdings) will depend on a number of factors, including the geographic distribution of IPCRe's business and the identity of persons directly or indirectly insured or reinsured by IPCRe. Although IPCRe does not believe that the 20% threshold was met in the taxable years from 1994 to 2000, some of the factors which determine the extent of RPII in any period may be beyond IPCRe's control. Consequently, there can be no assurance that IPCRe's RPII will not equal or exceed 20% of its gross insurance income in any taxable year and that ownership of its shares by direct or indirect insureds and related persons will not equal or exceed the 20% threshold described above.

     The RPII rules provide that if a shareholder who is a U.S. person disposes of shares in a foreign insurance corporation that has RPII (even if the amount of RPII is less than 20% of the corporation's gross insurance income) and in which U.S. persons own 25% or more of the shares, any gain from the disposition will generally be treated as ordinary income to the extent of the shareholder's share of the corporation's undistributed earnings and profits that were accumulated during the period that the shareholder owned the shares (whether or not such earnings and profits are attributable to RPII). In addition, such a shareholder will be required to comply with certain reporting requirements, regardless of the amount of shares owned by the shareholder. These rules should not apply to dispositions of common shares because IPC Holdings is not itself directly engaged in the insurance business and because proposed U.S. Treasury regulations appear to apply only in the case of shares of corporations that are directly engaged in the insurance business. There can be no assurance, however, that the U.S. Internal Revenue Service will interpret the proposed regulations in this manner or that the applicable proposed regulations will not be promulgated in final form in a manner that would cause these rules to apply to dispositions of our common shares.

  BERMUDA COULD BE SUBJECT TO SANCTIONS BY A NUMBER OF MULTI-NATIONAL ORGANIZATIONS WHICH COULD ADVERSELY AFFECT BERMUDA COMPANIES.

     A number of multinational organizations, including the European Union, the Organization for Economic Cooperation and Development ("OECD"), the Financial Action Task Force and the Financial Stability Forum have all recently identified certain countries as blocking information exchange, and/or engaging in harmful tax competition or potential money laundering activities. Measures to limit such harmful practices appear to be under consideration by these organizations, although the nature of these measures has not been made public. The OECD has threatened non-member jurisdictions that do not agree to cooperate with the OECD with punitive sanctions by OECD member countries. It is unclear what these sanctions will be and if they will be imposed. Bermuda has committed to a course of action to enable compliance with the requirements of the above multinational organizations. No assurance can be given, however, that the action taken by Bermuda would be sufficient to preclude all effects of the measures or sanctions described above, which if ultimately adopted could adversely affect Bermuda companies such as ourselves.

               SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

     This prospectus and the documents incorporated by reference in this prospectus contain certain forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are statements other than historical information or statements of current condition, including but not limited to expectations regarding the impact of the terrorist attacks on the U.S. of September 11 on our results of operations, our business plan, the insurance and reinsurance market response and increases in demand for reinsurance. Some forward-looking statements may be identified by use of terms such as "believes," "anticipates," "intends," or "expects." These forward-looking statements relate to our plans and objectives for future operations and include, but are not limited to, the total amount of losses from the terrorist attacks on September 11 and the effect of those losses on our results of operations, as well as the effect on pricing and renewals of those attacks and our expectations about our new underwriting services business. In light of the risks and uncertainties inherent in all forward-looking statements, the inclusion of such statements in this prospectus should not considered as a representation by us or any other person that our objectives or plans will be achieved. Numerous factors could cause our actual results to differ materially from those in the forward-looking statements, including, but not limited to the following:

      -- the impact of the September 11 terrorist attacks and their aftermath on our reinsureds, on the insurance and reinsurance industry and on the future coverage for terrorist acts and on the economy in general, and uncertainties relating to governmental responses to the attacks;

      -- the impact of potential governmental intervention in the insurance and reinsurance industry in the aftermath of the September 11 terrorist attacks;

      --   further development of losses from the terrorist attacks on September
           11;

      -- the occurrence of natural catastrophes, such as earthquakes, hurricanes and other severe weather-related events, with a frequency or severity exceeding our estimates;

      --   the occurrence of man-made catastrophes;

      -- a decrease in the level of demand for property catastrophe reinsurance, or increased competition owing to an increase in capacity of property catastrophe reinsurers;

      --   any lowering or loss of one or both of our financial ratings;

      -- loss of our non-admitted status in U.S. jurisdictions or the passage of federal or state legislation subjecting us to supervision or regulation in the U.S.;

      --   loss of the services of any one of our executive officers;

      -- challenges by insurance regulators in the U.S. to our claim of exemption from insurance regulation under current laws;

      -- a contention by the U.S. Internal Revenue Service that we are engaged in the conduct of a trade or business within the U.S.;

      -- changes in exchange rates and greater than expected currency exposure;

      --   general economic and business conditions;

      -- the loss of current customers or the inability to obtain new customers;

      --   the adequacy of loss reserves; and

      -- changes in regulations and tax laws affecting cost, availability or demand for our products or that subject us to taxation in the U.S.

                                USE OF PROCEEDS

     We estimate that we will receive approximately $357.6 million in net proceeds from this offering, based upon an assumed public offering price of $24.50 per share, after deducting approximately $14.8 million in underwriting discounts and commissions and our estimated expenses of this offering. If the offering is consummated, we will also receive $35.4 million upon AIG's exercise of the AIG Option and $51.8 million from the sale of shares to AIG in the AIG Placement. These amounts do not reflect the underwriters' exercise of their over-allotment option, which if exercised in full would result in additional net proceeds of up to approximately $53.8 million, as well as up to an additional $18.0 million from additional shares privately placed with AIG in the AIG Placement. We intend to use the net proceeds from the sales of the common shares to provide additional capital for reinsurance operations and general corporate purposes.

                        PRICE RANGE OF OUR COMMON SHARES

     Our common shares are quoted on the Nasdaq National Market under the symbol IPCR. The following table sets forth the high and low prices for our common shares for the periods indicated as reported by Nasdaq National Market. Such prices reflect inter-dealer prices, without retail mark-up, mark-down or commission, and do not necessarily represent actual transactions.


                                                               HIGH      LOW
                                                              ------    ------
YEAR ENDED DECEMBER 31, 1999
First Quarter...............................................  $23.19    $19.75
Second Quarter..............................................   21.63     17.38
Third Quarter...............................................   22.50     18.56
Fourth Quarter..............................................   20.38     14.25
YEAR ENDED DECEMBER 31, 2000
First Quarter...............................................  $15.75    $ 9.75
Second Quarter..............................................   16.00     11.25
Third Quarter...............................................   18.69     12.63
Fourth Quarter..............................................   22.88     18.50
YEAR ENDED DECEMBER 31, 2001
First Quarter...............................................  $24.50    $19.38
Second Quarter..............................................   25.05     18.50
Third Quarter...............................................   24.75     18.90
Fourth Quarter (through December 4).........................   28.89     22.10


     A recent reported last sale price for our common shares as reported on the Nasdaq National Market is set forth on the cover page of this prospectus. As of October 31, 2001, there were 66 holders of record of our common shares.

                                DIVIDEND POLICY

     The amount and timing of dividends is at the discretion of our Board of Directors and is dependent upon our profits and financial requirements, as well as loss experience, business opportunities and any other factors that the Board deems relevant. In addition, if we have funds available for distribution, we may nevertheless determine that such funds should be retained for the purposes of replenishing capital, expanding premium writings or other purposes. We are a holding company, whose principal source of income is cash dividends and other permitted payments from IPCRe. The payment of dividends from IPCRe to us is restricted under Bermuda law and regulation, including Bermuda insurance law and under IPCRe's $150 million revolving credit facility, which expires on June 30, 2003. The credit facility limits the amount of dividends that may be paid by IPCRe to us to the lesser of (i) the excess of IPCRe's aggregate positive net income from March 31, 1998 to the end of the then-current fiscal quarter over the aggregate amount of all dividends and distributions paid during the same period, and (ii) the excess of IPCRe's positive consolidated net income for the four fiscal quarters then ending over the aggregate amount of all dividends and distributions paid during the same period. The maximum dividend that could have been paid in the third quarter of 2001 under the credit facility was approximately $8.6 million.

     Under the Insurance Act, IPCRe is required to maintain a solvency margin and a minimum liquidity ratio and is prohibited from declaring or paying any dividends if to do so would cause IPCRe to fail to meet its solvency margin and its minimum liquidity ratio. Under the Insurance Act, IPCRe is prohibited from paying dividends of more than 25% of its total statutory capital and surplus at the end of the previous fiscal year unless it files an affidavit stating that the declaration of such dividends has not caused it to fail to meet its solvency margin and minimum liquidity ratio. The Insurance Act also prohibits IPCRe from declaring or paying dividends without the approval of the Supervisor of Insurance of Bermuda if IPCRe failed to meet its solvency margin and minimum liquidity ratio on the last day of the previous fiscal year. The maximum amount of dividends which could be paid by IPCRe to IPC Holdings at September 30, 2001 without such approval is approximately $131 million. In addition, IPCRe is prohibited under the Insurance Act from reducing its opening total statutory capital by more than 15% without the approval of the Supervisor of Insurance of Bermuda. As a result of these factors, there can be no assurance that our dividend policy will not change or that we will declare or pay any dividends.

     The following table sets forth the cash dividends paid on the common shares during each quarter of 1999 and 2001. We did not pay dividends during 2000 or during the first and second quarters of 2001. The IPC Holdings Board has not declared a dividend payable in the fourth quarter of 2001, and we do not expect it to do so.


                                                              CASH DIVIDENDS
                                                                 PAID PER
                                                                  SHARE
                                                              --------------
YEAR ENDED DECEMBER 31, 1999
First Quarter...............................................     $0.3175
Second Quarter..............................................      0.3175
Third Quarter...............................................      0.3175
Fourth Quarter..............................................      0.1600
YEAR ENDED DECEMBER 31, 2000
First Quarter...............................................          --
Second Quarter..............................................          --
Third Quarter...............................................          --
Fourth Quarter..............................................          --
YEAR ENDED DECEMBER 31, 2001
First Quarter...............................................          --
Second Quarter..............................................          --
Third Quarter...............................................      0.1600
Fourth Quarter (through December 4).........................          --

                                 CAPITALIZATION

     The following table sets forth our consolidated capitalization as of September 30, 2001 before and as adjusted to reflect this offering, the exercise of the AIG Option and the AIG Placement, based upon an assumed public offering price of $24.50 per share. You should read this table in conjunction with "Selected Consolidated Financial Data" beginning on page 19 and "Management's Discussion and Analysis of Financial Condition and Results of Operations" beginning on page 20 and the financial statements and related notes that are included elsewhere in this prospectus.

                                                               ACTUAL    AS ADJUSTED
                                                               ------    -----------
                                                                  (IN THOUSANDS)
Shareholders' Investment:
  Preferred shares, $0.01 par value; 25,000,000 authorized
     and none issued........................................  $      0   $        0
  Common shares, $0.01 par value, 75,000,000 authorized;
     issued -- 25,065,572 actual, 45,154,272 as
     adjusted(1)............................................       251          452
  Additional paid-in capital(1)(2)..........................   300,339      745,808
  Retained earnings(3)......................................   226,262      225,462
  Accumulated other comprehensive income....................     4,755        4,755
                                                              --------   ----------
Total shareholders' investment..............................  $531,607   $  976,477
                                                              ========   ==========

---------------
(1) Assumes no exercise of the underwriters' over-allotment option but gives effect to the sale of 2,775,000 shares at $12.7746 per share pursuant to the AIG Option and to the sale of 2,113,700 shares at an assumed public offering price of $24.50 per share pursuant to the AIG Placement.
(2) Gives effect to the underwriters' discount.
(3) Gives effect to our estimated expenses of the offering.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The historical consolidated financial data presented below as of and for each of the periods ended December 31, 2000, 1999, 1998, 1997 and 1996 were derived from our audited consolidated financial statements, which were audited by Arthur Andersen, independent public accountants. The financial data set forth below for the nine months ended September 30, 2001 and 2000 were derived from, and should be read in conjunction with, and are qualified in the entirety by reference to, the unaudited consolidated financial statements and the notes thereto included elsewhere in this prospectus. In the opinion of management, the unaudited consolidated financial statements reflect all adjustments (consisting of normal recurring items) which are necessary to present a fair statement of the results for the interim periods. The interim results of operations for the nine-month period ended September 30, 2001 are not necessarily indicative of operating results to be expected for the entire fiscal year. The selected consolidated financial data should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus and with "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                            NINE MONTHS ENDED
                                              SEPTEMBER 30,                           YEAR ENDED DECEMBER 31,
                                         -----------------------   --------------------------------------------------------------
                                            2001         2000         2000         1999         1998         1997         1996
                                         ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                               (UNAUDITED)       (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF INCOME DATA:
 Gross premiums written................  $  125,668(1) $   88,563  $   93,757   $   97,162   $  111,265   $  117,050   $  111,569
 Net premiums earned...................      94,443(1)     66,441      86,961       94,967      120,125      112,486      113,642
 Net investment income.................      23,506       23,271       31,089       30,327       30,053       29,883       28,883
 Loss and loss adjustment expenses
   incurred............................     130,894(1)     44,790      53,661      129,362       61,459       14,708       32,732
 Acquisition costs.....................       9,797        8,353        9,049       13,028       16,968       13,487       11,849
 General and administrative expenses...       6,982        7,089        9,311        9,641       10,680        8,676        9,934
 Exchange loss (gain), net.............         669        1,479        2,348          411          371        1,562         (684)
 Realized gains/(losses), net on
   investments.........................       6,154          315          544       30,355        7,014       (3,616)       3,871
 Net (loss) income.....................  $  (24,239)  $   28,316   $   44,225   $    3,207   $   67,714   $  100,320   $   92,565
 Net (loss) income per common
   share(2)............................  $    (0.97)  $     1.12   $     1.73   $     0.12   $     2.55   $     3.79   $     3.55
 Weighted average shares
   outstanding(2)......................  25,062,540   25,295,102   25,497,671   25,988,116   26,547,062   26,492,401   26,080,744
 Dividend per common share(3)..........  $   0.1600   $       --   $       --   $   1.1125   $   2.0700   $   3.2700   $   0.8925
OTHER DATA:
 Loss and loss expense ratio(4)........      138.6%        67.4%        61.7%       136.2%        51.2%        13.1%        28.8%
 Expense ratio(4)......................       17.8%        23.2%        21.1%        23.9%        23.0%        19.7%        19.2%
 Combined ratio(4).....................      156.4%        90.6%        82.8%       160.1%        74.2%        32.8%        48.0%
 Return on average equity(5)...........      (5.9)%         7.2%         8.3%         0.6%        12.4%        19.6%        19.9%
BALANCE SHEET DATA (AT END OF PERIOD):
 Total cash and investments............  $  673,822   $  594,257   $  598,531   $  594,754   $  599,981   $  538,759   $  503,846
 Reinsurance balances receivable.......      60,417       35,102       25,419       21,460       20,747       27,735       25,687
 Total assets..........................     757,361      652,931      647,490      640,942      643,091      585,019      548,081
 Reserve for losses and loss adjustment
   expenses............................     168,608       68,875       61,358      111,441       52,226       27,590       28,483
 Unearned premiums.....................      47,224       35,928       19,068       16,364       17,602       26,462       21,898
 Total shareholders' investment........  $  531,607   $  537,907   $  559,270   $  504,931   $  565,952   $  528,293   $  496,135
 Basic book value per common share.....  $    21.21   $    21.49   $    22.34   $    20.17   $    22.61   $    21.12   $    19.85
 Diluted book value per common
   share(6)............................  $    20.19   $    21.27   $    21.93   $    19.43   $    21.32   $    19.94   $    19.02

------------
(1) Our results for the nine months ended September 30, 2001 include $112 million of loss and loss expenses incurred as a result of the September 11 attack on the World Trade Center and $17 million of written and earned premium relating to the affected contracts.
(2) Net income per common share is based upon the weighted average number of common shares outstanding during the relevant period. The weighted average number of shares includes common shares and the dilutive effect of the AIG Option and employee stock options, using the treasury stock method. The net
    (loss) per common share at September 30, 2001 is based on the actual number of shares outstanding during the period.
(3) Dividend per common share is based on the number of average outstanding common shares during the years ended December 31, 2000, 1999, 1998, 1997 and 1996, respectively.
(4) The loss and loss expense ratio is calculated by dividing the losses and loss expenses incurred by the net premiums earned. The expense ratio is calculated by dividing the sum of acquisition costs and general and administrative expenses by net premiums earned. The combined ratio is the sum of the loss and loss expense ratio and the expense ratio.
(5) Return on average equity equals the annual net (loss) income divided by the average of the shareholders' investment on the first and last day of the respective period.
(6) Diluted book value per common share is based on the number of common shares outstanding on the relevant date, after considering the effect of the AIG Option as of each date presented and after considering the effect of options granted to employees, calculated on the basis described in note (2) above. At September 30, 2001, the weighted average number of shares outstanding, including the dilutive effect of the AIG Option and employee stock options using the treasury stock method, was 26,330,509.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

     We commenced operations in July 1993. Because of the volatile nature of property catastrophe reinsurance, our historical financial results included in this discussion are not necessarily indicative of our future financial condition or results of operations.

     In our discussion below, when we refer to written premiums, we include new and renewal business, reinstatement premiums and premium adjustments on current and prior year contracts. Renewal dates for property catastrophe reinsurance policies are generally concentrated in the first quarter of each calendar year. Generally, about 60% (by volume) of premiums we write each year are for contracts which have effective dates in January, about 20% in April, about 10% in July, and the remainder at other times throughout the year. Premiums are generally due in installments over the contract term, with each installment generally received within 30 days after the due date. Premiums are earned on a pro rata basis over the contract period, which is generally twelve months.

     Property catastrophe reinsurers tend to experience significant fluctuations in operating results because of, among other factors, competition, frequency of occurrence or severity of catastrophic events, changes in levels of underwriting capacity, and general economic conditions. Underwriting results of primary property insurers and prevailing general economic conditions significantly influence demand for reinsurance. After suffering from deteriorating financial results because of increased severity or frequency of claims, some primary insurers seek to protect their balance sheets or improve their future earnings by purchasing more reinsurance. The supply of reinsurance is related to prevailing prices, the levels of insured losses and the level of industry capital which, in turn, may fluctuate in response to changes in rates of return on investments being earned in the reinsurance industry. As a result of these factors, the property catastrophe reinsurance business is a cyclical industry characterized by both periods of intense price competition due to excessive underwriting capacity and periods when shortages of capacity permit favorable premium levels. Because underwriting capacity reflects the amount of shareholders' investment (also known as "policyholders' surplus" in mutual companies), increases in the frequency and severity of losses suffered by insurers and reinsurers can significantly affect these cycles. Conversely, the absence of severe or frequent catastrophic events could result in declining premium rates in the global market. We have experienced and expect to continue to experience the effects of both types of cyclicality.

     Events from 1996 to 2001 demonstrate the volatility of catastrophe reinsurance business. In 1996, 1997 and 2000, few catastrophic events occurred. Consequently, few claims were made on IPCRe. Conversely, many catastrophic events occurred in 1998 and 1999 in many parts of the world, including Hurricane Georges (estimated industry-wide insured losses in excess of $4.0 billion), a hailstorm which struck Sydney, Australia ($1.6 billion), Hurricane Floyd ($2.2 billion) and cyclones Anatol, Lothar and Martin that struck several parts of Europe in December, 1999 (in excess of $9.0 billion). In June, 2001, Tropical Storm Allison affected parts of Texas (reported industry-wide losses of $2.5 billion) and on September 11, 2001, terrorist attacks were carried out on the U.S. (estimated industry-wide losses of $30 billion to $70 billion).

     From 1996 to 1999, there was an increase in the supply of reinsurance capacity, which caused downward pressure on pricing. For the January 1998 and 1999 renewal cycles, premium rates declined by an average of 15% and 10%, respectively. For the January 2000 renewal cycle, due to the increased levels of claim activity, premium rates were at a similar level to 1999, with some contracts having small rate increases, while others had minor decreases. Because of the significant losses incurred by many reinsurers during 2000 as a result of events in late 1999, there was a contraction of capacity during 2000, with the result that renewals during the fourth quarter of 2000 and the first three quarters of 2001 saw premium rates increasing by between 10% and 25%, on average.

RESULTS OF OPERATIONS

  NINE MONTHS ENDED SEPTEMBER 30, 2001 AND 2000

     In the nine months ended September 30, 2001 and 2000, we wrote premiums of $125.7 million and $88.6 million, respectively, an increase of 41.9%. Written premiums were higher due to the benefit of increases in premium rates, which were in the range of 10% to 25% for loss-free contracts, and greater increases for loss-impacted contracts. Rate increases have resulted in approximately $17.1 million of additional premium. Premiums from new clients and additional business for existing clients amounted to approximately $17.3 million. These increases were partly offset by business which was not renewed because of unsatisfactory terms and conditions, and by decreases in foreign currency exchange rates. These reductions totaled approximately $14.8 million. Written premiums also included reinstatement premiums of $19.2 million in the nine months ended September 30, 2001, which mostly related to estimated claims arising from the terrorist attack on the World Trade Center, compared to $1.7 million of reinstatement premiums recorded in the corresponding period of 2000. We ceded premiums of $4.1 million to IPCRe's proportional reinsurance facility in the nine months ended September 30, 2001, compared to $3.8 million ceded in the corresponding period of 2000. Net premiums earned in the nine months ended September 30, 2001 were $94.4 million, compared to $66.4 million in the same period in 2000, an increase of 42.2%. Earned premiums were higher due to the increase in reinstatement premiums which are fully earned when written, as well as an increase in written premiums during the previous twelve months.

     Net investment income was $23.5 million in the nine months ended September 30, 2001, compared to $23.3 million for the nine months ended September 30, 2000, an increase of 1.0%. This increase is a result of an increase in the average amount of invested assets of 7.0%, offset by the reduction of overall portfolio yield. The reduction in overall portfolio yield is due to declining interest rates, as well as the increase in our investment in equities.

     There was a net realized gain from the sale of investments in the nine months ended September 30, 2001 of $6.2 million, compared to $0.3 million in the corresponding period of 2000. Net realized gains and losses fluctuate from period to period, depending on the individual securities sold, as recommended by IPCRe's investment advisor.

     In the nine months ended September 30, 2001, we incurred losses of $130.9 million, compared to $44.8 million in the nine months ended September 30, 2000. Incurred losses in 2001 include estimated claims from the terrorist attack on the World Trade Center ($112 million), as well as Tropical Storm Allison and the hail storms which struck St. Louis and other parts of the mid-West. In the nine months ended September 30, 2000, incurred losses were primarily the result of the development of losses from claims arising out of the European storms which took place in December 1999 and from Typhoon Bart which struck Japan in late September 1999. In addition, events in 2000 included the Kuwait National Petroleum explosion, a Kentucky warehouse fire and a satellite loss. Our loss and loss expense ratio was 138.6% in the nine months ended September 30, 2001, compared to 67.4% in the corresponding period of 2000.

     Acquisition costs incurred were $9.8 million for the nine months ended September 30, 2001, compared to $8.4 million in the same period of 2000, an increase of 17.3%. This increase is due to the increase in earned premiums, but not proportionately so, since brokerage on reinstatement premium is significantly less than brokerage on deposit premiums. General and administrative expenses were $7.0 million in the nine months ended September 30, 2001, compared to the $7.1 million incurred in the corresponding period in 2000. This decrease is due primarily to the closure of our London office in 2000, as well as savings resulting from having one less member of senior management. These reductions were mostly offset by an increase in administrative fees which are based on earned premiums. Our expense ratio was 17.8% for the nine months ended September 30, 2001 compared to 23.2% for the corresponding period in 2000.

     The following table summarizes the loss and loss expense ratio, expense ratio and combined ratio for the nine months ended September 30, 2001 and 2000, respectively:

                                                                NINE MONTHS
                                                                   ENDED
                                                               SEPTEMBER 30,
                                                              ---------------
                                                              2001       2000
                                                              -----      ----
Loss and loss expense ratio.................................  138.6%     67.4%
Expense ratio...............................................   17.8%     23.2%
Combined ratio..............................................  156.4%     90.6%

     Our net loss for the nine months ended September 30, 2001 was $(24.2) million, compared to net income of $28.3 million for the corresponding period in 2000, a decrease of 185.6%. Excluding the effects of net realized gains and losses arising from the sale of investments, our net operating loss for the first nine months of 2001 was $(30.4) million, compared to operating income of $28.0 million for the corresponding period of 2000, a decrease of 208.5%. The decrease is primarily the result of significant increase in losses, as discussed above.

  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

     In the twelve months ended December 31, 2000, IPCRe wrote gross premiums of $93.8 million, compared to $97.2 million and $111.3 million written in the years ended December 31, 1999 and 1998, respectively. These writings included reinstatement premiums, which are premiums paid by ceding companies to reinstate reinsurance coverage following a claim. Reinstatement premiums were $2.1 million, $9.8 million and $6.3 million, for the years ended December 31, 2000, 1999 and 1998, respectively. Also, in both 2000 and 1999, IPCRe had increased participation and additional business from existing clients, and selectively wrote business for new clients. In 1999, these increases were more than offset by rate reductions, generally in the range of 10%, but as high as 15% in some cases. In addition, during 2000 IPCRe decided not to renew some contracts with unsatisfactory rates or terms.

     Our written premiums were further affected in 2000 and 1999 by cessions of premiums to a proportional reinsurance facility, which became effective January 1, 1999. (See Note 5 to the Consolidated Financial Statements--"Ceded Reinsurance.") In the years ended December 31, 2000 and 1999, premiums ceded to this facility were $4.8 million and $3.8 million, respectively, reducing net premium writings for those years to $88.9 million and $93.3 million, respectively, compared to $111.3 million in 1998. This represents reductions of net written premiums of 4.7% and 16.1%.

     Premiums earned were $87.0 million, $95.0 million and $120.1 million in the years ended December 31, 2000, 1999 and 1998, respectively, representing reductions of 8.4% and 20.9%. Earned premiums declined as a result of the decrease in net written premiums, but also changed disproportionately to written premiums, primarily because some contracts written in 1999 had policy periods greater than twelve months. Excluding reinstatement premiums, which are fully earned when written, net premiums earned declined by 25.2% from $113.8 million in the year ended December 31, 1998 to $85.1 million in the year ended December 31, 1999, and then declined a further 0.4% to $84.8 million in 2000.

     We earned net investment income of $31.1 million in the year ended December 31, 2000 compared to $30.3 million earned in the year ended December 31, 1999, and $30.1 million in the year ended December 31, 1998. These amounts are net of investment expenses, which were primarily investment management and custodial fees payable to subsidiaries of AIG. (See Note 9 to the Consolidated Financial Statements--"Related Party Transactions.") These fees totaled $1.6 million, $1.6 million and $1.4 million in the years ended December 31, 2000, 1999 and 1998, respectively. The increase in net investment income from 1999 to 2000 resulted from a higher average overall yield on investments of 5.2% in 2000, compared to 5.1% the prior year. In 1999, the increase in investment income over 1998 was due to a higher average investment asset base, which increased 4.9% from $569.4 million during 1998 to $597.4 million during 1999. This increase was offset in part by a lower average yield of approximately 5.1%, compared to the average yield of 5.3% in 1998. At

December 31, 2000 the portfolio consisted of high quality, fixed maturity investments, and shares of stock in companies which comprise the S&P 500 Index.

     With respect to net realized gains from the sale of investments, we had a $0.5 million gain for the year ended December 31, 2000, compared to gains of $30.4 million and $7.0 million for the years ended December 31, 1999 and 1998, respectively. In May 1999, we realized substantial gains from the sale, and subsequent repurchase, of our equity portfolio. Net gains and losses generally fluctuate from period to period, depending on the securities sold, as recommended by our investment advisor. Net unrealized gains on our investment portfolio (see Note 3 to the Consolidated Financial Statements--"Investments") were $4.6 million at December 31, 2000, compared to net unrealized losses of $(5.4) million at December 31, 1999, and net unrealized gains of $30.9 million at December 31, 1998. The increases in value in 2000 were primarily the result of changes in intermediate term interest rates.

     Losses and loss adjustment expenses incurred were $53.7 million, $129.4 million and $61.5 million in the years ended December 31, 2000, 1999 and 1998, respectively. The level of insured losses from catastrophic events around the world declined significantly in 2000, compared to the high frequency and severity of events during 1999 and 1998. However, much of the incurred losses in 2000 were the result of prior year events, which occurred in the latter portion of 1999.

     During 1999, significant catastrophes included:

      -- the explosion at the Rouge Industries steel mill in Michigan in March;

      -- an April hailstorm in Sydney which caused a record amount of insured losses for Australia;

      -- record-breaking losses from tornadoes in the mid-Western United States in May;

      --   earthquakes in Turkey and Taiwan;

      --   various hurricanes, most notably Hurricane Floyd in September;

      --   Typhoon Bart in Japan in late September;

      --   Windstorm Anatol in Scandinavia in December; and

      -- Cyclones Lothar and Martin which hit France and other parts of western Europe, in late December.

    In 1998, significant catastrophes included:

      --   icestorms in the U.S. and Canada in January;

      --   floods in the U.K. in April;

      --   various windstorms in the U.S. in May and June, including Cat.#51;

      --   Hurricanes Bonnie, Georges and Mitch;

      --   typhoons which struck both Korea and Japan;

      --   a cyclone which struck India; and

      --   two satellite failures.

     In 2000, the only major events which resulted in claims for us were an explosion at the Kuwait National Petroleum refinery, a satellite loss and the winter floods and storms which affected parts of Europe. These events resulted in incurred losses of approximately $4.6 million in 2000. All other events in 2000 produced incurred losses totalling $8.9 million. The balance of the losses we incurred in 2000 were the result of the development of claims from prior year events, in particular Cyclones Lothar and Martin, claims from which saw development of approximately $23.2 million (without taking into account foreign currency revaluation gains). Of our net incurred losses in 1999, $35.4 million related to the Sydney hailstorm, $35.0 million to the European windstorms in December, and $11.0 million to Hurricane Floyd. In 1998, $24.0 million related to Hurricane Georges. Other losses for 1999 and 1998 resulted from various other natural and man-made disasters, as well as from the development of claims from current and prior year marine and aviation business.

Loss payments during the years ended December 31, 2000, 1999 and 1998 were $96.8 million, $74.3 million and $37.4 million, respectively. Our loss and loss expense ratio (the ratio of losses and loss adjustment expenses incurred to premiums earned) for 2000 was 61.7%, compared to 136.2% in 1999 and 51.2% in 1998.

     Acquisition costs, which are typically a percentage of premiums written, consist primarily of commissions and brokerage fees paid to intermediaries for the production of premiums written, and excise taxes. Brokerage commissions on property catastrophe excess of loss contracts typically range from 5% to 10% of written premiums. Acquisition costs incurred were $9.0 million, $13.0 million and $17.0 million for the years ended December 31, 2000, 1999 and 1998, respectively, after deferring those costs related to the unearned portion of premiums written. These represent decreases of 30.5% and 23.2% during 2000 and 1999, respectively. The reductions are due, primarily, to the reductions in earned premiums. In addition, certain contracts contain profit commission clauses or "no claims" bonuses, which return a portion of the net underwriting profits generated from those contracts as a commission to the reinsureds. With the increase in claims activity in 1999, accruals for these commissions were significantly reduced. Also, in 2000, we reduced an accrual for brokerage which had been based on overly conservative assumptions.

     General and administrative expenses were $9.3 million, $9.6 million and $10.7 million for the years ended December 31, 2000, 1999 and 1998, respectively. These figures include fees paid to subsidiaries of AIG for administrative services, which are based on a percentage of premiums written, and were $2.3 million, $2.5 million and $3.0 million for the years ended December 31, 2000, 1999 and 1998 respectively. In 2000, other operating costs which were significantly lower than the 1999 level were: advertising, travel, communications and shareholder reports. In 1999, those costs which were at a lower level than 1998 included: travel, legal fees, data processing, and credit facility fees. In 1998, general and administrative expenses included the upfront cost and ongoing fees in respect of IPCRe's $300.0 million standby credit facility that has since been reduced to $150 million. Our expense ratio (the ratio of acquisition costs plus general and administrative expenses, to earned premiums) was 21.1%, 23.9% and 23.0% for the years ended December 31, 2000, 1999 and 1998, respectively.

     The following table summarizes the loss and loss expense ratio, expense ratio and combined ratio (sum of the loss and loss expense ratio and the expense ratio) for the years ended December 31, 2000, 1999 and 1998, respectively:

                                                            YEAR ENDED DECEMBER 31,
                                                           -------------------------
                                                           2000      1999       1998
                                                           ----      -----      ----
Loss and loss expense ratio..............................  61.7%     136.2%     51.2%
Expense ratio............................................  21.1%      23.9%     23.0%
Combined ratio...........................................  82.8%     160.1%     74.2%

     Net income for the years ended December 31, 2000, 1999 and 1998 was $44.2 million, $3.2 million and $67.7 million, respectively. Excluding the effects of realized gains and losses arising from the sale of investments, net operating income was $43.7 million for the year ended December 31, 2000, compared to a net operating loss of $(27.1) million for the year ended December 31, 1999, and net operating income of $60.7 million for the year ended December 31, 1998. Net operating income (loss) amounts are equivalent to $1.71, $(1.04), and $2.29 per common share for the years ended December 31, 2000, 1999 and 1998, respectively, on a diluted basis.

LIQUIDITY AND CAPITAL RESOURCES

     IPC Holdings is a holding company that conducts no reinsurance operations of its own. During 1997, we incorporated a subsidiary in the U.K. called IPCRe Services Limited, which carried out a representative function in Europe on behalf of IPCRe. IPCRe Services ceased trading in January, 2000. During 1998, IPCRe incorporated a subsidiary in Ireland called IPCRe Europe Limited, which underwrites selected reinsurance business in Europe. IPC Holdings' cash flows are limited to distributions from IPCRe and IPCRe Services by way of loans or dividends. The dividends that IPCRe may pay are limited under Bermuda legislation and IPCRe's revolving credit facility.

     Under the Insurance Act, IPCRe is required to maintain a solvency margin and a minimum liquidity ratio and is prohibited from declaring or paying any dividends if to do so would cause IPCRe to fail to meet its solvency margin and its minimum liquidity ratio. Under the Insurance Act, IPCRe is prohibited from paying dividends of more than 25% of its total statutory capital and surplus at the end of the previous fiscal year unless it files an affidavit stating that the declaration of such dividends has not caused it to fail to meet its solvency margin and minimum liquidity ratio. The Insurance Act also prohibits IPCRe from declaring or paying dividends without the approval of the Supervisor of Insurance of Bermuda if IPCRe failed to meet its solvency margin and minimum liquidity ratio on the last day of the previous fiscal year. The maximum dividend payable by IPCRe in accordance with the foregoing restrictions as of September 30, 2001 was approximately $131 million. The maximum dividend that could have been paid in the third quarter of 2001 under the credit facility was approximately $8.6 million.

     IPCRe maintains a $150.0 million revolving credit facility with a syndicate of lenders led by Bank One N.A. (formerly the First National Bank of Chicago), which expires on June 30, 2003. The credit facility limits the amount of dividends that may be paid by IPCRe to IPC Holdings to the lesser of i) the excess of IPCRe's aggregate positive net income from March 31, 1998 to the end of the then-current fiscal quarter over the aggregate amount of all dividends and distributions paid during the same period, or ii) the excess of IPCRe's positive consolidated net income for the prior four fiscal quarters over the aggregate amount of all dividends and distributions paid during the same period. IPCRe obtained waivers for this covenant from the lenders in the facility, in order to pay dividends in September and December, 1999. Neither the Company nor IPCRe paid dividends during 2000.

     Our sources of funds consist of premiums written, losses recovered from retrocedents, investment income and proceeds from sales and redemptions of investments. Cash is used primarily to pay losses and loss adjustment expenses, brokerage commissions, excise taxes, premiums retroceded, general and administrative expenses and dividends.

     We generated or (used) cash flows from operations of $(7.4) million, $28.7 million and $84.8 million in the years ended December 31, 2000, 1999 and 1998 respectively. These amounts represent the difference between premiums collected and investment earnings realized, and losses and loss adjustment expenses paid, underwriting and other expenses paid and investment losses realized. Net cash flows from operating activities in the nine months ended September 30, 2001 were $72.9 million compared to $(5.8) million in the corresponding period in 2000. The increase is primarily the result of the reduction in net claims paid during the period, which were $22.5 million in the nine months ended September 30, 2001, compared to $79.9 million in the corresponding period of 2000. However, we expect to pay a significant proportion of claims in respect of the September 11 terrorist attack on the World Trade Center during the next six months.

     Cash flows from operations differ, and may continue to differ, substantially from net income. To date, we have invested all cash flows not required for operating purposes or payment of dividends. The potential for a large catastrophe means that unpredictable and substantial payments may need to be made within relatively short periods of time. Hence, future cash flows cannot be predicted with any certainty and may vary significantly between periods. As noted above, loss payments during the years ended December 31, 2000 and 1999 were $96.8 million and $74.3 million, respectively.

     Under U.S. generally accepted accounting principles, we are not permitted to establish loss reserves with respect to property catastrophe reinsurance until the occurrence of an event which may give rise to a claim. As a result, only loss reserves applicable to losses incurred up to the reporting date may be set aside, with no allowance for the provision of a contingency reserve to account for expected future losses. Claims arising from future catastrophic events can be expected to require the establishment of substantial reserves from time to time.

     Setting appropriate reserves for catastrophes is an inherently uncertain process. Loss reserves represent our estimates, at a given point in time, of ultimate settlement and administration costs of losses incurred (including incurred but not reported losses). We regularly review and update these estimates, using the most current information available to us. Consequently, the ultimate liability for a catastrophic loss is likely to differ from the original estimate. Whenever we determine that any existing loss reserves are inadequate, we are required to increase the loss reserves with a corresponding reduction, which could be material, in our operating results in the period in which the deficiency is identified. The establishment of new reserves, or the adjustment of reserves for reported claims, could result in significant upward or downward changes to our financial condition or results of operations in any particular period.

     With the exception of cash holdings, our funds are primarily invested in fixed maturity securities, the market value of which is subject to fluctuation depending on changes in prevailing interest rates, and also shares of stock in companies which comprise the S&P 500 Index and a global equity fund. We do not hedge our investment portfolio against interest rate risk. Accordingly, an increase in interest rates may result in losses, both realized and unrealized, on our investments

     As of September 30, 2001 all of our investments were classified as "Available for Sale." Investments are carried at fair market value and any unrealized gains or losses are reported as accumulated other comprehensive income within shareholders' investment. At September 30, 2001 and December 31, 2000 and 1999, shareholders' investment was $531.6 million, $559.3 million and $504.9 million, respectively.

     At September 30, 2001, 87.5% of our fixed maturity investment portfolio consisted of cash, U.S. Treasuries or other government agency issues, and investments with a AAA or AA rating. The primary rating source is Moody's Investors Services Inc. At September 30, 2001 the portfolio had an average maturity of 3.3 years and an average modified duration of 2.9 years.

     Net cash outflows from investing activities in the nine months ended September 30, 2001 were $(55.7) million. Cash and cash equivalents increased by $13.6 million in the nine months ended September 30, 2001, resulting in a balance of $23.0 million at September 30, 2001.

     Our functional currency is the U.S. dollar. Our operating currency is generally also the U.S. dollar. However, premiums receivable and losses payable in respect of a significant portion of our business are denominated in currencies of other countries, principally industrial countries. Consequently, we may, from time to time, experience currency exchange gains and losses that could affect our financial position and results of operations. In 2000, we incurred net foreign exchange losses of $(2.3) million, compared to $(0.4) million in 1999, and $(0.4) million in 1998. The increase in the net loss was primarily the result of significant declines in the value of several currencies during 2000, in particular the Australian dollar, Euro, and British pound. We currently do not--and as a practical matter cannot--hedge our U.S. dollar currency exposure with respect to potential claims until a loss payable in a non-U.S. dollar currency occurs, after which we may match such liability with assets denominated in the same currency, as we have done on three occasions, or enter forward purchase contracts for specific currencies, which we did during 2000. This type of exposure could be substantial. We also have not hedged our non-U.S. dollar currency exposure with respect to premiums receivable, which generally are collected over the relevant contract term. Our practice is to exchange non-U.S. dollar denominated premiums upon receipt. Foreign currency investments have been infrequently made, generally for the purpose of improving overall portfolio yield. As of September 30, 2001 and December 31, 2000, we had no forward contract hedges outstanding.

     Our investment portfolio does not currently include options, warrants, swaps, collars or similar derivative instruments. Our investment policy guidelines provide that financial futures and options and foreign exchange contracts may not be used in a speculative manner, but may be used, subject to certain numerical limits, only as part of a defensive strategy to protect the market value of the portfolio. Also, our portfolio does not contain any investments in real estate or mortgage loans.

     IPCRe is not a licensed insurer in the U.S. and therefore, under the terms of most of its contracts with U.S.-based companies, must provide security to reinsureds to cover unpaid liabilities in a form acceptable to state insurance commissioners. Typically, this type of security takes the form of a letter of credit issued by an acceptable bank, the establishment of a trust, or a cash advance. Currently IPCRe obtains letters of credit through one commercial bank pursuant to a $27.5 million facility. In turn, IPCRe provides the bank security by giving the bank a lien over certain of IPCRe's investments in an amount not to exceed the aggregate letters of credit outstanding to a maximum of $27.5 million. At September 30, 2001 and December 31, 2000, 1999 and 1998, there were outstanding letters of credit of $8.8 million, $22.3 million, $23.8 million and $12.4 million, respectively.

     To further enhance liquidity, in July 1998, IPCRe entered into the revolving credit facility described above. The facility contains certain financial covenants, including minimum net worth provisions, restrictions on the amount of dividends that IPCRe may pay and certain investment restrictions. No amounts have been drawn under this facility. We believe that this facility, and the relatively high quality of our investment portfolio, provides sufficient liquidity to meet our cash demands.

     None of IPC Holdings, IPCRe and their subsidiaries have any material commitments for capital expenditures.

EFFECTS OF INFLATION

     IPCRe estimates the effect of inflation on its business and reflects these estimates in the pricing of its reinsurance contracts. Because of the relatively short claims settlement cycle associated with its reinsurance portfolio, IPCRe generally does not take into account the effects of inflation when estimating reserves. The actual effects of inflation on the results of IPCRe cannot be accurately known until claims are ultimately settled. Levels of inflation also affect investment returns.

                                    BUSINESS

OVERVIEW

     We provide property catastrophe reinsurance and, to a limited extent, marine, aviation, property-per-risk excess and other short-tail property reinsurance on a worldwide basis. During 2000 and for the first nine months of 2001, approximately 85% and 90%, respectively, of gross premiums written covered property catastrophe risks. Property catastrophe reinsurance covers unpredictable events such as hurricanes, windstorms, hailstorms, earthquakes, volcanic eruptions, fires, industrial explosions, freezes, riots, floods and other man-made or natural disasters. Substantially all reinsurance we write has been, and continues to be, written on an excess-of-loss basis for primary insurers rather than reinsurers, and is subject to aggregate limits on exposure to losses.

     As of September 30, 2001, we had approximately 210 clients, including many of the leading insurance companies around the world. Approximately 53% of our clients in the nine month period ended September 30, 2001 were based in the U.S., and approximately 45% of gross premiums written during that period related primarily to U.S. risks. Our non-U.S. clients and covered risks are located principally in Europe, Japan and Australia/New Zealand. At September 30, 2001 and December 31, 2000, IPC Holdings had total shareholders' investment of $532 million and $559 million respectively and total assets of $757 million and $647 million respectively. IPCRe and IPCRe Europe are rated "A+ (Superior)" by A.M. Best, and "A+ (Strong)" for financial strength and counter-party credit by Standard & Poor's.

INDUSTRY DEVELOPMENTS

     After an extended period of eroding premiums and increased competition, the property catastrophe reinsurance market began experiencing improvements in rates, terms and conditions in the fourth quarter of 2000. These improvements in rates, terms and conditions continued in 2001 and have been accelerated by the terrorist attacks of September 11, which resulted in estimated losses to the insurance industry of between $30 and $70 billion, the largest estimated catastrophe losses ever experienced by the industry. These losses include life, liability, workers compensation and other coverages that we do not write, in addition to property catastrophe reinsurance losses. By comparison, the largest insured catastrophic event prior to the September 11 terrorist attacks was Hurricane Andrew at approximately $20 billion in estimated losses. We believe property catastrophe reinsurance premiums have often risen in the aftermath of significant catastrophic losses. As claims are reserved, industry surplus is depleted and the industry's capacity to write new business diminishes. We believe that market trends similar to those that have occurred in past cycles are developing in the current environment. We believe that the current imbalance between the increased demand for property-related insurance and reinsurance and the reduced supply of this type of coverage will continue at least for the immediate future, particularly as a direct consequence of the terrorist attacks and the heightened awareness that commercial properties are exposed to a variety of risks.

     While there can be no certainty, we believe that coverage of claims that are the result of terrorist acts (as they are ultimately defined by industry and government standards) will generally be excluded from property catastrophe reinsurance contracts covering commercial lines of business commencing with 2002 renewals but may not be excluded for personal lines or other coverages. The effect of potential U.S. and other governmental intervention on the insurance and reinsurance markets we serve, including the extent to which coverage for terrorist acts is offered by the insurance and reinsurance markets in the future, is uncertain.

     We believe we are well-positioned to take advantage of improving market conditions because of our reputation, capital base and long-standing client relationships. We will use the proceeds of this offering to increase our capital base to support additional underwriting capacity over the short and intermediate term. Approximately 60% of premiums we write each year are for contracts which are subject to renewal January 1, and we presently are in the process of quoting and negotiating these renewals. Where terms and conditions are satisfactory to us, we will offer additional capacity to our existing clients, and we also will seek to use the additional capacity to write business for new clients.

STRATEGY

     Our principal strategy is to provide property catastrophe excess-of-loss reinsurance programs to a geographically diverse, worldwide clientele of primary insurers with whom we maintain long-term relationships. Under excess-of-loss contracts, we begin paying when our customers' claims from a particular catastrophe exceed a specified amount (known as an attachment point), and our maximum liability is capped at an amount specified in our reinsurance contracts. To a lesser extent, we also seek to provide these clients with other excess-of-loss short-tail property reinsurance products. On a limited basis, we provide similar reinsurance programs and products to reinsurers. We periodically consider underwriting additional lines of property/casualty coverage, including on a non-excess-of-loss basis, provided losses can be limited in a manner comparable to that described below.

     The primary elements of our strategy include:

      -- DISCIPLINED RISK MANAGEMENT. We seek to limit and diversify our loss exposure through six principal mechanisms: (i) writing substantially all of our premiums on an excess-of-loss basis, which limits our ultimate exposure per contract and permits us to determine and monitor our aggregate loss exposure; (ii) adhering to maximum limitations on reinsurance accepted in defined geographical zones;
           (iii) limiting program size for each client in order to achieve diversity within and across geographical zones; (iv) administering risk management controls appropriately weighted with our modeling techniques, as well as our assessment of qualitative factors (such as the quality of the cedent's management and capital and risk management strategy); (v) utilizing a range of attachment points for any given program in order to balance the risks assumed with the premiums written; and (vi) prudent underwriting of each program written. Historically, we have declined to renew existing business if the terms were unfavorable or if the exposure would violate any of these limitations. We underwrite only those risks we are willing to bear, utilizing a minimal amount of retrocession. Therefore, we retain most of the risk in the reinsurance contracts we write and pay little in retrocession premiums.

      -- CAPITAL-BASED EXPOSURE LIMITS. Each year, we establish maximum limitations on reinsurance accepted in defined geographic zones on the basis of, and as a proportion of, shareholders' investment.

      -- CLIENT SELECTION AND PROFILE. We believe that establishing long-term relationships with insurers who have sound capital and risk management strategies is key to creating long-term value for our shareholders. We have successfully attracted customers that are generally sophisticated, long-established insurers who desire the assurance not only that claims will be paid, but that reinsurance will continue to be available after claims have been paid. We believe our financial stability and growth of capital are essential for creating and maintaining these long-term relationships.

      -- CAPITAL MANAGEMENT AND SHAREHOLDER RETURNS. We manage our capital relative to our risk exposure in an effort to maximize sustainable long-term growth in shareholder value, while recognizing that catastrophic losses will adversely impact short-term financial results from time to time. We seek growth of our capital to protect it from major catastrophes, to ensure ongoing customer relationships and to support premium growth opportunities.

      -- DISCIPLINED INVESTMENT MANAGEMENT. In light of the risks of our underwriting business, our primary investment strategy is capital preservation. Current investment guidelines permit investments in equities up to a maximum of 20% of the total portfolio, and our fixed maturity investments are limited to the top three investment grades, or equivalent thereof, at the time of purchase. At September 30, 2001, our equity investments consisted of shares of stock in the companies which comprise the S&P 500 Index, and a global equity fund managed by a subsidiary of AIG. The investment in such equities represented 12.5% of the total investment portfolio on that date. At September 30, 2001, 87.5% of the fixed maturity portfolio (76.5% of the total investment portfolio) consisted of cash and cash equivalents, U.S. Treasuries or other government agency issues and investments with an AAA or AA rating.

BUSINESS

     GENERAL. We provide treaty reinsurance principally to insurers of personal and commercial property worldwide. Treaty reinsurance is reinsurance of a specified type or category of risk defined in a contract. As described below, we write substantially all reinsurance on an excess-of-loss basis. Our property catastrophe reinsurance coverages, which accounted for 85% of our gross premiums written during 2000, and 90% of our gross premiums written during the period January 1, 2001 through September 30, 2001, are generally "all-risk" in nature, subject to various policy exclusions. Our predominant exposure under such coverages is to property damage from unpredictable events such as hurricanes, windstorms, hailstorms, earthquakes and volcanic eruptions, although we are also exposed to losses from sources as diverse as freezes, riots, floods, industrial explosions, fires, and other man-made or natural disasters. The balance of premiums written are derived from marine, aviation, property-per-risk excess and other short-tail property reinsurance. In accordance with market practice, our property catastrophe reinsurance coverage generally excludes certain risks such as war, pollution, nuclear contamination and radiation.

     Because we underwrite property catastrophe reinsurance and have large aggregate exposures to natural and man-made disasters, our loss experience generally has included and will continue to include infrequent events of great severity. Consequently, the occurrence of losses from catastrophic events has caused and is likely to continue to cause our financial results to be volatile. In addition, because catastrophes are an inherent risk of our business, a major event or series of events can be expected to occur from time to time. In the future, such events could have a material adverse effect on our financial condition or results of operations, possibly to the extent of eliminating our shareholders' investment. Increases in the values and concentrations of insured property and the effects of inflation have resulted in increased severity of industry losses in recent years, and we expect that those factors will increase the severity of catastrophe losses per year in the future.

     We currently seek to limit our loss exposure principally by offering substantially all of our products on an excess-of-loss basis, adhering to maximum limitations on reinsurance accepted in defined geographic zones, limiting program size for each client and prudent underwriting of each program written. In addition, our policies contain limitations and exclusions from coverage and choice of forum. There can be no assurance that our efforts to limit exposure by using the foregoing methods will be successful. In addition, geographic zone limitations involve significant underwriting judgments, including the determination of the area of the zones and the inclusion of a particular policy within a zone's limits. Underwriting is inherently a matter of judgment, involving important assumptions about matters that are inherently unpredictable and beyond our control, and for which historical experience and probability analysis may not provide sufficient guidance.

     Following the terrorist attacks of September 11, there is uncertainty in the insurance and reinsurance markets about the extent to which future coverages will extend to terrorist acts. There is also uncertainty about the definition of terrorist acts. While there can be no assurance, we believe that coverage of claims that are the result of terrorist acts (as they are ultimately defined by industry and government standards) will generally be excluded from property catastrophe reinsurance contracts covering commercial lines of business commencing with 2002 renewals but may not be excluded for personal lines or other coverages. The effect of potential U.S. and other governmental intervention on the insurance and reinsurance markets we serve, including on the extent to which coverage for terrorist acts is offered by the insurance and reinsurance markets in the future, is uncertain. Coverage for losses resulting from terrorist acts may be offered separately in the reinsurance market, and we may or may not offer such coverage in the future. There can be no assurance that our and the insurance industry's attempts to exclude coverage for terrorist acts will be effective and, as a result, we could incur large unexpected losses if further terrorist attacks occur.

     EXCESS-OF-LOSS REINSURANCE CONTRACTS. Our policy is to write most of our business within excess-of-loss reinsurance contracts. Such contracts provide a defined limit of liability, permitting us to quantify our aggregate maximum loss exposure. By contrast, maximum liability under pro-rata contracts is more difficult to quantify precisely. Quantification of loss exposure is fundamental to our ability to manage our loss exposure through geographical zone limits and the program limits described below. Excess-of-loss contracts also help us to control our underwriting results by increasing our flexibility to determine premiums for reinsurance at specific retention levels, independent of the premiums charged by primary insurers, and based upon our own underwriting assumptions. In addition, because primary insurers typically retain a larger loss exposure under excess-of-loss contracts, they have a greater incentive to underwrite risks and adjust losses in a prudent manner.

     In addition, we diversify our risk by, to a limited extent, writing other short-tail property coverages, including risk excess-of-loss, marine and aviation. These lines diversify risk (although they involve some catastrophe exposure) and thus reduce the volatility in results of operations caused by catastrophes.

     The following table sets out our gross premiums written and number of contracts written by type of reinsurance.

                                                                          YEAR ENDED DECEMBER 31,
                                  NINE MONTHS ENDED               ----------------------------------------
                                  SEPTEMBER 30, 2001                                2000
                       ----------------------------------------   ----------------------------------------
                                        PERCENTAGE                                 PERCENTAGE
                                            OF         NUMBER                          OF         NUMBER
 TYPE OF REINSURANCE      PREMIUMS       PREMIUMS        OF          PREMIUMS       PREMIUMS        OF
       ASSUMED            WRITTEN         WRITTEN     CONTRACTS      WRITTEN         WRITTEN     CONTRACTS
---------------------  --------------   -----------   ---------   --------------   -----------   ---------
                       (IN THOUSANDS)                             (IN THOUSANDS)
Catastrophe excess-
  of-loss............     $113,334          90.2%       1,520        $79,243           84.5%       1,676
Risk excess-of-loss..        2,948           2.3%          96          4,416            4.7%         132
Marine reinsurance...          139           0.1%          69            259            0.3%          86
Retrocessional
  reinsurance........        2,537           2.0%          50          2,676            2.9%          82
Aviation(1)..........        5,493           4.4%          28          5,904            6.3%          25
Other................        1,217           1.0%          26          1,259            1.3%          51
                          --------         -----        -----        -------          -----        -----
    Total............     $125,668         100.0%       1,789        $93,757          100.0%       2,052
                          ========         =====        =====        =======          =====        =====

                               YEAR ENDED DECEMBER 31,
                       ----------------------------------------
                                         1999
                       ----------------------------------------
                                        PERCENTAGE
                                            OF         NUMBER
 TYPE OF REINSURANCE      PREMIUMS       PREMIUMS        OF
       ASSUMED            WRITTEN         WRITTEN     CONTRACTS
---------------------  --------------   -----------   ---------
                       (IN THOUSANDS)
Catastrophe excess-
  of-loss............     $83,445           85.9%       1,858
Risk excess-of-loss..       4,989            5.1%         163
Marine reinsurance...         371            0.4%         124
Retrocessional
  reinsurance........       3,198            3.3%          87
Aviation(1)..........       4,222            4.3%          24
Other................         937            1.0%          59
                          -------          -----        -----
    Total............     $97,162          100.0%       2,315
                          =======          =====        =====

------------
(1) In 2001, aviation included one aviation contract and two satellite contracts written on a pro-rata basis rather than on an excess-of-loss basis. In each of 2000 and 1999, aviation included two aviation contracts and two satellite contracts, written on a pro-rata basis. Other aviation contracts were written on an excess-of-loss basis.

     CATASTROPHE EXCESS-OF-LOSS REINSURANCE. Catastrophe excess-of-loss reinsurance provides coverage to a primary insurer when aggregate claims and claim expenses from a single occurrence of a peril, covered under a portfolio of primary insurance contracts written by the primary insurer, exceed the attachment point specified in the reinsurance contract with the primary insurer. The primary insurer can then recover up to the limit of reinsurance it has elected to buy for each layer. Once a layer is exhausted by collection of claims, the primary insurer generally buys another reinsurance layer for the same liability coverage, i.e., a reinstatement, for an additional premium. Most of our policies are limited to losses occurring during the policy term.

     RISK EXCESS-OF-LOSS REINSURANCE. To a lesser extent, we also write risk excess-of-loss property reinsurance. This reinsurance responds to a loss of the reinsured in excess of its retention level on a single "risk," rather than to aggregate losses for all covered risks, as does catastrophe reinsurance. A "risk" in this context might mean the insurance coverage on one building or a group of buildings or the insurance coverage under a single policy which the reinsured treats as a single risk. Most of the risk excess treaties in which we participate contain a relatively low loss-per-event limit on our liability.

     MARINE REINSURANCE. We also write short-tail marine reinsurance for selected international insurers. Although they primarily involve property damage, certain marine risks may involve casualty coverage arising from the same event causing the property damage. Coverage is solely written on an excess-of-loss basis, so events likely to cause a claim will occur less frequently. Such events might include the destruction of a drilling platform or damage to a vessel and/or its contents.

     AVIATION REINSURANCE. We also write a small amount of short-tail aviation reinsurance on proportional and excess-of-loss bases. Although they primarily involve property damage, certain aviation risks may involve casualty coverage arising from the same event causing the property damage. Coverage is generally written in excess of a substantial attachment point, so events likely to cause a claim will occur infrequently but be relatively severe. In 2000, the majority of this business was written in two pro rata aviation contracts, where the underlying insurance is written on an excess-of-loss basis, and two pro rata satellite contracts.

     POLICY FEATURES. Historically, our policies have been written for a one-year period, and generally without experience-based adjustments. During the period 1997 to 1999, the trend in the industry was towards multi-year policies. In particular, some of the insureds renewing policies in 1999 specifically requested longer periods, in part to address concerns regarding Y2K risks. A proportion of our policies in 1999 were for terms of fifteen to eighteen months. However, commencing in the second quarter of 1999, we declined renewals and submissions of new business which were on a multi-year basis, because of the general inadequacy of market pricing. In addition, during the same period, the industry offered a variety of experienced-based incentives such as "no claims" bonuses and profit commissions. A proportion of our policies included some or all of these incentives.

     UNDERWRITING SERVICES. Beginning on December 1, 2001, we will provide underwriting services to a multi-line insurance and reinsurance company in which AIG holds a 23.4% ownership interest.

GEOGRAPHIC DIVERSIFICATION

     Since inception, we have sought to diversify our exposure across geographic zones around the world in order to obtain the optimum spread of risk. We divide our markets into geographic zones and limit coverage we are willing to provide for any risk located in a particular zone, so as to maintain our aggregate loss exposure from all contracts covering risks believed to be located in that zone, to a predetermined level.

     The predetermined levels are established annually on the basis of, and as a proportion of, shareholders' investment. If a proposed reinsurance program would cause the limit then in effect to be exceeded, the program would be declined, regardless of its desirability, unless we utilize retrocessional coverage (i.e., IPCRe purchasing reinsurance, such as our proportional reinsurance facility), thereby reducing the net aggregate exposure to the maximum limit permitted, or less. If we were to suffer a net financial loss in any fiscal year, thus reducing shareholders' investment, the limits per zone would be reduced in the next year, with the possible effect that we would thereafter reduce existing business in a zone exceeding such limit.

     Currently, we have divided the U.S. into eight geographic zones and our other markets, including Europe and Japan, into a total of 18 zones. We designate as zones geographic areas which, based on historic catastrophe loss experience reflecting actual catastrophe events and property development patterns, we believe are most likely to absorb a large percentage of losses from one catastrophic event. These zones are determined using computer modeling techniques and underwriting assessments. The zones may overlap and vary in size with the level of population density and commercial development in a particular area. The zones with the greatest exposure written are in the U.S. in particular the Atlantic and North-Central regions, and the U.K. The parameters of these geographic zones are subject to periodic review and change.

     We recognize that events may affect more than one zone, and to the extent we have accepted reinsurance from a ceding insurer with a loss exposure in more than one zone, we will consider such potential loss in testing its limits in all such affected zones. For example, the program for a U.S. national carrier typically will be subject to limits in each U.S. zone. A program with worldwide exposure will also be subject to limits in U.S. zones or other zones around the world, as applicable. This results in very substantial "double-counting" of exposures in determining utilization of an aggregate within a given zone. Consequently, the total sum insured will be less than the sums of utilized aggregates for all of the zones.

     The following table sets out gross premiums written, number of written contracts and the percentage of our premiums allocated to the zones of coverage exposure.

                                                                                      YEAR ENDED DECEMBER 31,
                                               NINE MONTHS ENDED              ---------------------------------------
                                              SEPTEMBER 30, 2001                               2000
                                    ---------------------------------------   ---------------------------------------
                                                     PERCENTAGE                                PERCENTAGE
                                                         OF        NUMBER                          OF        NUMBER
                                       PREMIUMS       PREMIUMS       OF          PREMIUMS       PREMIUMS       OF
        GEOGRAPHIC AREA(1)             WRITTEN        WRITTEN     CONTRACTS      WRITTEN        WRITTEN     CONTRACTS
----------------------------------  --------------   ----------   ---------   --------------   ----------   ---------
                                    (IN THOUSANDS)                            (IN THOUSANDS)
United States.....................     $ 56,882         45.3%         714        $39,107          41.7%         806
Worldwide(2)......................       20,760         16.5%         189         14,992          16.0%         227
Worldwide (excluding the
U.S.)(3)..........................        5,921          4.7%         110          4,827           5.2%         104
Europe (including the U.K.).......       22,998         18.3%         389         19,144          20.4%         444
Japan.............................        7,299          5.8%          68          4,175           4.5%          71
Australia/New Zealand.............        5,678          4.5%         118          5,188           5.5%         134
Other.............................        6,129          4.9%         201          6,324           6.7%         266
                                       --------        -----        -----        -------         -----        -----
  Total...........................     $125,668        100.0%       1,789        $93,757         100.0%       2,052
                                       ========        =====        =====        =======         =====        =====

                                            YEAR ENDED DECEMBER 31,
                                    ---------------------------------------
                                                     1999
                                    ---------------------------------------
                                                     PERCENTAGE
                                                         OF        NUMBER
                                       PREMIUMS       PREMIUMS       OF
        GEOGRAPHIC AREA(1)             WRITTEN        WRITTEN     CONTRACTS
----------------------------------  --------------   ----------   ---------
                                    (IN THOUSANDS)
United States.....................     $37,043          38.1%         847
Worldwide(2)......................      14,570          15.0%         277
Worldwide (excluding the
U.S.)(3)..........................       5,739           5.9%         124
Europe (including the U.K.).......      19,432          20.0%         457
Japan.............................       3,492           3.6%          65
Australia/New Zealand.............       7,774           8.0%         161
Other.............................       9,112           9.4%         384
                                       -------         -----        -----
  Total...........................     $97,162         100.0%       2,315
                                       =======         =====        =====

------------
(1) Except as otherwise noted, each of these categories includes contracts that cover risks primarily located in the designated geographic area.

(2) Includes contracts that cover risks primarily in two or more countries, including the U.S.

(3) Includes contracts that cover risks primarily in two or more countries, excluding the U.S.

     The following table sets out our gross aggregate in-force liability allocated to various zones of coverage exposure at September 30, 2001 and at January 1, 2001 and 2000. Our aggregate limits will be reduced to the extent that business is ceded to the proportional reinsurance facility (see
"-- Retrocessional Reinsurance" below).


                                                                         AGGREGATE LIMIT OF
                                AGGREGATE LIMIT OF LIABILITY          LIABILITY AT JANUARY 1,
                                      AT SEPTEMBER 30,            --------------------------------
       GEOGRAPHIC AREA                      2001                       2001              2000
-----------------------------  -------------------------------    --------------    --------------
                                                         (IN THOUSANDS)
United States
  New England................             $324,650                   $277,817          $282,887
  Atlantic...................              360,165                    314,165           337,982
  Gulf.......................              319,591                    303,091           306,848
  North Central..............              334,836                    291,484           331,575
  Mid West...................              329,336                    307,440           317,468
  West.......................              334,956                    294,937           294,663
  Alaska.....................              146,120                    116,153           108,912
  Hawaii.....................              152,410                    121,979           122,681
     Total United
       States(1).............              453,848                    434,111           494,442
Canada(2)....................               26,867                     49,679            57,227
Worldwide(2)(3)..............               75,169                     65,814            85,560
Worldwide (excluding the
  U.S.)(2)(4)................               57,654                     75,341            72,989
Europe (including U.K.)(2)...              305,112                    274,708           312,364
Japan........................              124,971                     83,830           100,033
Australia/New Zealand(2).....               76,946                     69,684           119,888
Other(2).....................               25,454                     48,613            85,049


------------

(1) The United States in aggregate is not a zone. The degree of "double-counting" in the eight U.S. zones is illustrated by the relation of the aggregate in-force limit of liability for the U.S. as compared to the individual limits of liability in the eight zones.

(2) Except as otherwise noted, each of these aggregates includes contracts that cover risks located primarily in the designated geographic area.

(3) Includes contracts that cover risks primarily in two or more countries, including the U.S.

(4) Includes contracts that cover risks primarily in two or more countries, excluding the U.S.

     The effectiveness of geographic zone limits in managing risk exposure depends on the degree to which an actual event is confined to the zone in question and on our ability to determine the actual location of the risks believed to be covered under a particular reinsurance program. Accordingly, there can be no assurance that risk exposure in any particular zone will not exceed that zone's limits.

     With respect to U.S. exposures, we use the computer-based systems described below as one tool in estimating the aggregate losses that could occur under all our contracts covering U.S. risks as a result of a range of potential catastrophic events. By evaluating the effects of various potential events, we monitor whether the risks that could be accepted within a zone are appropriate in light of other risks already affecting such zone and, in addition, whether the level of our zone limits is acceptable.

UNDERWRITING AND PROGRAM LIMITS

     In addition to geographic zones, we seek to limit our overall exposure to risk by pursuing a disciplined underwriting strategy which limits the amount of reinsurance we will supply in accordance with a particular program or contract, so as to achieve diversification within and across geographical zones. We maintain program limits of $25 million, and we expect program limits to increase as a result of this offering. In a small number of instances we have exceeded these limits. We also attempt to distribute our exposure across a range of attachment points i.e., the amount of claims that have to be borne by the ceding insurer before our reinsurance coverage applies. Attachment points vary and are based upon an assessment of the ceding insurer's market share of property perils in any given geographic zone to which the contract relates, as well as the capital needs of the ceding insurer.

     Prior to reviewing any program proposal, we consider the appropriateness of the cedent, including the quality of its management and its capital and risk management strategy. In addition, we require that each proposed reinsurance program received includes information on the nature of the perils to be included and detailed aggregate information as to the location or locations of the risks covered under the catastrophe contract. Additional information would also include the cedent's loss history for the perils being reinsured, together with relevant underwriting considerations which would impact exposures to catastrophe reinsurers. We first evaluate exposures on new programs in light of the overall zone limits in any given catastrophe zone, together with program limits and contract limits, to ensure a balanced and disciplined underwriting approach. If the program meets all these initial underwriting criteria, we then evaluate the proposal in terms of its risk/reward profile to assess the adequacy of the proposed pricing and its potential impact on our overall return on capital. Once a program meets our requirements for underwriting and pricing, the program would then be authorized for acceptance.

     We extensively use sophisticated modeling and other technology in our underwriting techniques. Each submission received is registered on the "GENIUS" reinsurance data system we use for both underwriting and aggregate control purposes. This system enables both management and underwriters to have on-line information regarding both individual exposures and zonal aggregate concentrations. All submissions are recorded to determine and monitor their status as being pending, authorized, or bound.

     In addition to the reinsurance data system, we use computer modeling to measure and estimate loss exposure under both simulated and actual loss scenarios and in comparing exposure portfolios to both single and multiple events. Since 1993, we have contracted Applied Insurance Research for the use of CATMAP(R)/2 as part of our modeling approach. These computer-based loss modeling systems utilize A.M. Best's data and direct exposure information obtained from our clients, to assess each client's catastrophe management approach and adequacy of their program's protection. Modeling is part of the underwriting criteria for catastrophe exposure pricing. The majority of our client base also use one or more of the various modeling consulting firms in their exposure management analysis. In addition, we sometimes perform or contract for additional modeling analysis when reviewing our major commitments. The combination of reinsurance system information, together with CATMAP(R)/2 modeling, enables us to monitor and control our acceptance of exposure on a global basis.

     Generally, the proposed terms of coverage, including the premium rate and retention level for excess-of-loss contracts, are set by the lead reinsurer and agreed to by the client and broker. On placements requiring large market capacity, typically the broker strives to achieve a consensus of proposed terms with many participating underwriters to ensure placement. On both U.S. and non-U.S. business, we act in many cases as a lead or consensus lead reinsurer. When not the lead, we sometimes actively negotiate additional terms or conditions. If we elect to authorize a participation, the underwriter will specify the percentage or monetary participation in each layer, and will execute a slip to be followed by a contract to formalize coverage.

     We have a procedure for underwriting control to ensure that all acceptances are made in accordance with our underwriting policy and aggregate control. Each underwriting individual is given an underwriting authority, limits above which must be submitted for approval to the chief underwriting officer. All new acceptances are reviewed at least weekly by the chief executive officer.

     Generally, about 60% of premiums we write each year are for contracts which have effective dates in January, about 20% in April, about 10% in July and the remainder at other times throughout the year. Premiums are generally due in installments over the contract term, with each installment generally received within 30 days after the due date.

RETROCESSIONAL REINSURANCE

     Effective January 1, 1999, we arranged a proportional reinsurance facility for IPCRe through two leading intermediaries. The business covered by this facility is property catastrophe business written by IPCRe. The facility provides coverage of up to $50 million in each of at least five named zones, and potentially other zones of our choosing, provided that the risks in those zones do not accumulate with those in the named zones. The U.S. and the Caribbean are excluded zones. The named zones are the U.K., Europe (excluding the U.K.), Australia/New Zealand, Japan and Canada. Business ceded to the facility is solely at our discretion. Within these limitations, we may designate the treaties to be included in the facility, subject to IPCRe retaining at least 50% of the risk. The premium ceded is pro rata, less brokerage, taxes and an override commission. AIG subsidiaries, as participating reinsurers, have a 10% participation on a direct basis. Most reinsurers participating in the facility have ratings of AA or above, and the minimum rating is A.

     Effective January 1, 2000 this facility was renewed on the same terms, although only 92% participation was bound. For 2001, the facility was again renewed on the same terms, but with only 61.5% bound. Where participation is less than 100%, IPCRe will co-participate on the balance, and net exposures will be proportionately higher on those treaties ceded to the facility. We will seek to renew this facility for 2002, but there can be no assurance that we will be able to renew the facility or that we can renew it on terms that are acceptable to us.

MARKETING

     Our customers generally are sophisticated, long-established insurers who understand the risks involved and who desire the assurance not only that claims will be paid but that reinsurance will continue to be available after claims are paid. Catastrophic losses can be expected to affect financial results adversely from time to time, and we believe that financial stability and growth of capital (as well as service and innovation) are essential for creating long-term relationships with clients, and that such relationships are key to creating long-term value to the Company and our shareholders. During 2000, no single ceding insurer accounted for more than 6.1% of our gross premiums written.

     We market our reinsurance products worldwide through non-exclusive relationships with more than 50 of the leading reinsurance brokers active in the U.S. and non-U.S. markets for property catastrophe reinsurance. In addition, from 1993 to January, 2000 our products were marketed in Europe through IPCRe Services, a wholly owned subsidiary. IPCRe Services ceased operations in January 2000, because consolidation among our clients and brokers has reduced the need to maintain a physical presence in the U.K. in order to promote our services.

     Based on premiums written during the nine months ended September 30, 2001, the five brokers from which we derive the largest portions of our business (with the approximate percentage of our business derived from such broker) are Marsh & McLennan and affiliates (44%), Aon Corp. and affiliates (18%), Willis (10%), Benfield Blanch (9%) and Herbert Clough (4%). During the year ended December 31, 2000, we had in force reinsurance contracts with only five ceding companies which were not derived from a reinsurance broker; otherwise, our products are marketed exclusively through brokers. Of the total premiums attributable to the five largest producing brokers referred to above, 0.9% was attributable to brokers affiliated with the insurers seeking coverage. All brokerage transactions are entered into on an arm's-length basis.

     Our brokers perform data collection, contract preparation and other administrative tasks, enabling us to market our reinsurance products cost effectively by maintaining a small staff. By relying largely on reinsurance brokers to market our products, we are able to avoid the expense and regulatory complications of worldwide offices, thereby minimizing fixed costs associated with marketing activities. We believe that by maintaining close relationships with brokers, we are able to obtain access to a broad range of potential reinsureds. We meet frequently in Bermuda and elsewhere outside the U.S. with brokers and senior representatives of clients and prospective clients. All contract submissions are approved in our executive offices in Bermuda, and we do not believe that conducting our operations in Bermuda has adversely affected our marketing activities in light of the client base we have attracted and retained.

RESERVES

     Under U.S. generally accepted accounting principles, we are not permitted to establish loss reserves with respect to our property catastrophe business until the occurrence of an event which may give rise to a claim. Once such an event occurs, we establish reserves based upon estimates of total losses incurred by the ceding insurers as a result of the event and our estimate of the portion of such loss we have reinsured. With respect to our non-catastrophe business, we are permitted to establish loss reserves as determined by a historical loss development pattern. Only loss reserves applicable to losses incurred up to the reporting date may be set aside, with no allowance for the provision of a contingency reserve to account for expected future losses. Claims arising from future catastrophic events can be expected to require the establishment of substantial reserves from time to time. Our reserves are adjusted as we receive notices of claims and proofs of loss from reinsureds and as estimates of severity of damages and our share of the total loss are revised.

     We also establish reserves for losses incurred as a result of an event known but not reported to us. These incurred but not reported reserves, also referred to as IBNR, are established for both catastrophe and other losses. To estimate the portion of loss and loss adjustment expenses relating to these claims for the year, we review our portfolio of business to determine where the potential for loss may exist. Also, various loss forecasting models and industry loss data, as well as actual experience, knowledge of the business written by us and general market trends in the reinsurance industry, are considered. We have contracted a leading worldwide independent firm of actuaries to conduct a review of reserves on a semi-annual basis.

     Generally, reserves are established without regard to whether we may subsequently contest the loss. Our policy is to establish reserves for reported losses based upon reports received from ceding companies, supplemented by our reserve estimates.

     Loss reserves represent our estimates, at a given point in time, of the ultimate settlement and administration costs of claims incurred, and it is possible that the ultimate liability may exceed or be less than such estimates. Such estimates are not precise in that, among other things, they are based on predictions of future developments and estimates of future trends in claim severity and frequency and other variable factors such as inflation and currency exchange rates. During the claim settlement period, it often becomes necessary to refine and adjust the estimates of liability on a claim either upward or downward, and any such adjustment would affect our results of operations in the period when the adjustment is determined. Even after such adjustments, ultimate liability may materially exceed or be less than the revised estimates. In contrast to casualty losses, which frequently can be determined only through lengthy, unpredictable litigation, property losses tend to be reported promptly and settled within a shorter period of time.

INVESTMENTS

     GENERAL. Our current investment strategy is defined primarily by the need to safeguard our capital, since we believe that the risks inherent in catastrophe reinsurance should not be augmented by a speculative investment policy. For this reason our investment policy is conservative with a strong emphasis on the quality of investments. At September 30, 2001, our investments consisted primarily of fixed maturity securities, none of which had a rating of less than A, shares of stock in the S&P 500 companies, and investments in a global equity fund. Corporate bonds represented 56% of total fixed maturity investments at September 30, 2001 and of these 45% were issued by U.S. corporations and 55% by non-U.S. corporations. Our investment policy also stresses diversification and at September 30, 2001, only the U.S. Treasury, Inter-American Development Bank, Eksportfinans A/S and the Federal Home Loan Mortgage Corp. were individual issuers whose securities represented more than 5% of our portfolio. In addition to these parameters, guidelines are also set which limit permitted issuers, the amount of non-U.S. dollar denominated securities and the target duration of the portfolio.

     The following table summarizes the fair value of our investments and cash and cash equivalents as of September 30, 2001 and as of December 31, 2000 and 1999:

                                                                      DECEMBER 31,
                                                 SEPTEMBER 30,    --------------------
              TYPE OF INVESTMENT                     2001           2000        1999
-----------------------------------------------  -------------    --------    --------
                                                            (IN THOUSANDS)
Fixed Maturities Available for Sale
  U.S. Government and government agencies......    $123,797       $126,792    $ 79,970
  Other governments............................      70,695         78,898     131,637
  Corporate....................................     317,387        263,522     235,588
  Supranational entities.......................      54,718         54,448      40,631
                                                   --------       --------    --------
                                                    566,597        523,660     487,826
Equities, available for sale...................      84,204         65,462      78,859
Cash and cash equivalents......................      23,021          9,409      28,069
                                                   --------       --------    --------
                                                   $673,822       $598,531    $594,754
                                                   ========       ========    ========

     Our investment guidelines are reviewed periodically and are subject to change at the discretion of the Board of Directors.

     MATURITY AND DURATION OF PORTFOLIO. Currently, we maintain a target modified duration for the portfolio of between 1.25 years and 3.75 years although actual maturities of individual securities vary from less than one year to a maximum of eight years for fixed maturity securities, and ten years for money-market securities. At September 30, 2001 the fixed maturity portfolio (including cash and cash equivalents within such portfolio) had an average maturity of 3.3 years and an average modified duration of 2.9 years. We believe that, given the relatively high quality of our portfolio, adequate market liquidity exists to meet our cash demands.

     The following table summarizes the fair value by maturities of our fixed maturity investment portfolio as of September 30, 2001 and as of December 31, 2000 and 1999. For this purpose, maturities reflect contractual rights to put or call the securities; actual maturities may be longer.

                                                                      DECEMBER 31,
                                                 SEPTEMBER 30,    --------------------
                                                     2001           2000        1999
                                                 -------------    --------    --------
                                                            (IN THOUSANDS)
Due in one year or less........................    $ 24,272       $ 26,010    $ 56,433
Due after one year through five years..........     425,151        482,844     400,844
Due after five years through ten years.........     117,174         14,806      30,549
                                                   --------       --------    --------
                                                   $566,597       $523,660    $487,826
                                                   ========       ========    ========

     QUALITY OF DEBT SECURITIES IN PORTFOLIO. Our investment guidelines stipulate that a majority of the securities be AAA and AA rated, although a select number of A rated issues is permitted. The primary rating source is Moody's Investors Service Inc. and, when no Moody's rating is available, S&P ratings are used.

     The following table summarizes the composition of the fair value of all cash and fixed maturity investments by rating:

                                                                         DECEMBER 31,
                                                       SEPTEMBER 30,    --------------
                                                           2001         2000     1999
                                                       -------------    -----    -----
Cash and cash equivalents............................        3.9%         1.8%     5.4%
U.S. Government and government agencies..............       21.0%        23.8%    15.5%
AAA..................................................       22.0%        29.0%    30.5%
AA...................................................       40.6%        28.7%    39.3%
A....................................................       12.5%        16.7%     9.3%
                                                           -----        -----    -----
                                                           100.0%       100.0%   100.0%
                                                           =====        =====    =====

     There are no delinquent securities in our investment portfolio.

     EQUITIES. At September 30, 2001 and December 31, 2000 and 1999, equities represented 12.5%, 10.9% and 13.3% of our total investment portfolio, respectively. These investments consisted of shares of common stock in the companies which comprise the S&P 500 Index and an investment in a global equity fund managed by a subsidiary of AIG.

     REAL ESTATE. Our portfolio does not contain any investments in real estate or mortgage loans.

     FOREIGN CURRENCY EXPOSURE. At September 30, 2001 and December 31, 2000 and 1999, most of our fixed maturity investments were in securities denominated in U.S. dollars, with the exception of Australian dollar time deposits in the amount of U.S. $3.5 million (equivalent) that are to be used to settle hailstorm claims from 1999. As of September 30, 2001 an estimated 30% (approximately U.S. $18 million) of reinsurance balances receivable, and an estimated U.S. $25 million of loss reserves, were denominated in non-U.S. currencies. The investment guidelines permit up to 25% of the portfolio to be invested in non-U.S. dollar securities. However, from inception, such investments have been made infrequently and for the purpose of improving overall portfolio yield. When we do hold non-U.S. dollar denominated securities, we have entered and may enter into forward foreign exchange contracts for purposes of hedging our non-U.S. dollar denominated investment portfolio. In addition, in the event that loss payments must be made in currencies other than the U.S. dollar, in some cases we will match the liability with assets denominated in the same currency, thus mitigating the effect of exchange rate movements on the balance sheet. To date, this strategy has been used on three occasions.

     DERIVATIVES. Our investment policy guidelines provide that financial futures and options and foreign exchange contracts may not be used in a speculative manner but may be used, subject to certain numerical limits, as part of a defensive strategy to protect the market value of the portfolio.

     INVESTMENT ADVISORY AND CUSTODIAL SERVICES. Investment advisory and custodial services are provided to us by subsidiaries of AIG for a fee.

COMPETITION

     The property catastrophe reinsurance industry is highly competitive. We compete, and will continue to compete, with insurers and property catastrophe reinsurers worldwide, many of which have greater financial, marketing and management resources than us. Some of our competitors are large financial institutions who have reinsurance divisions, while others are specialty reinsurance companies. In total, there are several hundred companies writing reinsurance of different types, including property catastrophe. Our main competition in the industry comes from multi-line insurance and reinsurance providers that write catastrophe-based products as part of a larger portfolio. The major players include companies based in the U.S., Europe and Bermuda. Though all of these companies offer property catastrophe reinsurance, in many cases it accounts for a small percentage of their total portfolio.

     Recently, several individuals and companies in the reinsurance industry have announced their intention to establish new, well-capitalized Bermuda-based reinsurers to benefit from dislocations in the market following the September 11 terrorist attacks, and several of our existing competitors have raised additional capital or have announced plans to do so. In addition, there may be established companies or new companies of which we are not aware that may be planning to enter the property catastrophe reinsurance market or existing reinsurers that may be planning to commit capital to this market. Competition in the types of reinsurance business that we underwrite is based on many factors, including premium charges and other terms and conditions offered, services provided, ratings assigned by independent rating agencies, speed of claims payment, claims experience, perceived financial strength and experience and reputation of the reinsurer in the line of reinsurance to be written. Many of the reinsurers who have entered the Bermuda and London-based reinsurance markets have or could have more capital than us. The full effect of this additional capital on the reinsurance market may not be known for some time. No assurance can be given as to what impact this additional capital will ultimately have on terms or conditions of the reinsurance contracts of the types written by us.

     In September 1996, IPCRe was rated by A.M. Best, who gave it an initial rating of "A+ (Superior)." This rating was affirmed by A.M. Best in all subsequent years. In July, 1997 Standard & Poor's assigned financial strength and counter-party credit ratings of "A+ (Strong)," which were also affirmed in all subsequent years, although beginning in June 1998, the rating has carried a negative outlook consistent with Standard & Poor's continued negative outlook on the reinsurance industry. Prior to 1996, IPCRe was not rated by any rating agency. During 1999, these ratings were extended to IPCRe Europe. The rating received from A.M. Best represents the second highest rating on their rating scale. The rating received from Standard & Poor's represents the fifth highest rating on their rating scale. Such ratings are based on factors of concern to cedents and brokers and are not directed toward the protection of investors. Such ratings are neither a rating of securities nor a recommendation to buy, hold or sell such securities. While we believe that IPCRe's current ratings are of benefit, some of our principal competitors have a rating equal to or greater than that of IPCRe. Insurance ratings are one factor used by brokers and cedents in the United States as a means of assessing the financial strength and quality of reinsurers. In addition, a cedent's own rating may be adversely affected by the lack of a rating of its reinsurer. IPCRe is not licensed or admitted as an insurer in any jurisdiction in the United States and, as a consequence, must generally post letters of credit or other security to cover outstanding claims of, or unearned premiums with respect to, ceding insurers in the United States to enable such insurers to obtain favorable regulatory capital treatment of their reinsurance. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."


     We are aware of a number of new, proposed or potential legislative or industry changes that may impact upon the worldwide demand for property catastrophe reinsurance. First, following the September 11 terrorist attacks, various proposed legislation has been introduced in the U.S. Congress designed to ensure the availability of insurance coverage for terrorist acts and, while there can be no assurance, it is likely that a form of such proposed legislation will be enacted in December 2001. Legislation has been adopted in the U.S. House of Representatives designed, among other things, to provide federal government loans over a short-term period to commercial insurers for funding losses arising from terrorist acts against U.S. properties, which loans would be repaid through industry assessments and, if losses exceed a threshold, policyholder assessments. Alternative proposed legislation has been introduced in the U.S. Senate, including legislation providing for the direct payment by the U.S. government for losses arising from terrorist acts to the insureds of insurers who continue to write such coverage, legislation which would provide direct government assistance to insurers and legislation which would require insurers to write coverage for terrorist acts and establish a mandatory reinsurance pool. This legislation may also provide insurance and reinsurance capacity in the markets and to the customers we target; regulate the terms of insurance and reinsurance capacity and reinsurance policies in a manner which could materially adversely affect us, directly or indirectly, by requiring coverage for terrorist acts to be offered by insurers and/or reinsurers, benefiting our competitors, reducing the demand for reinsurance or benefitting insurers as compared to reinsurers such as us; or providing sources of liquidity to U.S.-based companies; disproportionately benefiting U.S. or other foreign countries' companies over Bermuda based companies. Legislation may be introduced in other jurisdictions. In addition, over the last few years capital markets participants, including exchanges and financial intermediaries, have developed financial products such as risk securitizations, intended to compete with traditional reinsurance, the usage of which has grown in volume. Further, the tax policy of the countries in which our clients operate can affect the demand for reinsurance. We are also aware of many potential initiatives by capital market participants to produce additional alternative products that may compete with the existing catastrophe reinsurance markets. We are unable to predict the extent to which the foregoing new, proposed or potential initiatives may affect the demand for our products or the risks which may be available for us to consider underwriting.

EMPLOYEES

     Currently, we employ 14 people on a full-time basis including our Chief Executive Officer, Chief Financial Officer and two senior underwriters. We believe that employee relations are good. None of our employees are subject to collective bargaining agreements, and we know of no current efforts to implement such agreements among our workforce.

     Many of our employees, including all of our senior management, are employed pursuant to work permits granted by the Bermuda authorities. These permits expire at various times over the next several years. We have no reason to believe that these permits would not be extended upon request at their respective expirations. However, new regulations enacted by the Minister of Labour and Home Affairs in Bermuda have imposed limitations on the number of times permits for non-key employees are renewed, to a maximum of six years.

SUBSIDIARIES

     IPCRe is a wholly-owned subsidiary of IPC Holdings. It was formed as a Bermuda company in June, 1993.

     On September 10, 1998, IPCRe incorporated a subsidiary in Ireland named IPCRe Europe Limited. Effective October 1, 1998, IPCRe Europe commenced underwriting selected reinsurance business in Europe. Currently, IPCRe Europe retrocedes 90% of the business it underwrites to IPCRe.

     On November 7, 2001, IPC Holdings incorporated a new subsidiary in Bermuda named IPCRe Underwriting Services Limited ("IPCUSL"). IPCUSL is registered in Bermuda and is licensed as an insurance agent.

REGULATION

 BERMUDA--THE INSURANCE ACT OF 1978, AS AMENDED, AND RELATED REGULATIONS (THE "INSURANCE ACT")

     As a holding company, we are not subject to Bermuda insurance regulations. The Insurance Act, which regulates the insurance business of IPCRe, provides that no person shall carry on any insurance business in or from within Bermuda unless registered as an insurer under the Insurance Act by the Supervisor of Insurance of Bermuda (the "Supervisor"), who is responsible for the day-to-day supervision of insurers. Under the Insurance Act, insurance business includes reinsurance business. The Supervisor, in deciding whether to grant registration, has broad discretion to act as the Supervisor thinks fit in the public interest. The Supervisor is required by the Insurance Act to determine whether the applicant is a fit and proper body to be engaged in the insurance business and, in particular, whether it has, or has available to it, adequate knowledge and expertise. The registration of an applicant as an insurer is subject to its complying with the terms of its registration and such other conditions as the Supervisor may impose from time to time.

     An Insurance Advisory Committee appointed by the Bermuda Minister of Finance advises the Supervisor on matters connected with the discharge of the Supervisor's functions and sub-committees thereof supervise and review the law and practice of insurance in Bermuda, including reviews of accounting and administrative procedures.

     The Insurance Act imposes on Bermuda insurance companies solvency and liquidity standards and auditing and reporting requirements and grants to the Supervisor powers to supervise, investigate and intervene in the affairs of insurance companies. Certain significant aspects of the Bermuda insurance regulatory framework are set forth below.

     Classification of Insurers. The Insurance Act distinguishes between insurers carrying on long-term business and insurers carrying on general business. There are four classifications of insurers carrying on general business, with Class 4 insurers subject to the strictest regulation. IPCRe is registered as a Class 4 insurer and is regulated as such under the Insurance Act.

     Cancellation of Insurer's Registration. An insurer's registration may be canceled by the Supervisor on certain grounds specified in the Insurance Act, including failure of the insurer to comply with its obligations under the Insurance Act or if, in the opinion of the Supervisor after consultation with the Insurance Advisory Committee, the insurer has not been carrying on business in accordance with sound insurance principles.

     Principal Representative. An insurer is required to maintain a principal office in Bermuda and to appoint and maintain a principal representative in Bermuda. For the purpose of the Insurance Act, the principal office of IPCRe is at our principal executive offices in Pembroke, Bermuda, and, IPCRe's principal representative is our President and Chief Executive Officer. Without a reason acceptable to the Supervisor, an insurer may not terminate the appointment of its principal representative, and the principal representative may not cease to act as such, unless 30 days' notice in writing to the Supervisor is given of the intention to do so. It is the duty of the principal representative, within 30 days of reaching the view that there is a likelihood of the insurer for which the principal representative acts becoming insolvent or that a reportable "event" has, to the principal representative's knowledge, occurred or is believed to have occurred, to make a report in writing to the Supervisor setting out all the particulars of the case that are available to the principal representative. Examples of such a reportable "event" include failure by the insurer to comply substantially with a condition imposed upon the insurer by the Supervisor relating to a solvency margin or a liquidity or other ratio.

     Independent Approved Auditor. Every registered insurer must appoint an independent auditor who will annually audit and report on the statutory financial statements and the statutory financial return of the insurer, both of which, in the case of IPCRe, are required to be filed annually with the Supervisor. The independent auditor of IPCRe must be approved by the Supervisor and may be the same person or firm which audits IPCRe's financial statements and reports for presentation to its shareholders.

     Loss Reserve Specialist. As a registered Class 4 insurer, IPCRe is required to submit an opinion of its approved loss reserve specialist with its statutory financial return in respect of its loss and loss expense provisions. The loss reserve specialist, who will normally be a qualified casualty actuary, must be approved by the Supervisor.

     Statutory Financial Statements. An insurer must prepare annual statutory financial statements. The Insurance Act prescribes rules for the preparation and substance of such statutory financial statements (which include, in statutory form, a balance sheet, an income statement, a statement of capital and surplus and notes thereto). The insurer is required to give detailed information and analyses regarding premiums, claims, reinsurance and investments. The statutory financial statements are not prepared in accordance with U.S. generally accepted accounting principles and are distinct from the financial statements prepared for presentation to the insurer's shareholders under the Companies Act 1981 of Bermuda (the "Companies Act"), which financial statements will be prepared in accordance with U.S. generally accepted accounting principles. IPCRe, as a general business insurer, is required to submit the annual statutory financial statements as part of the annual statutory financial return. The statutory financial statements and the statutory financial return do not form part of the public records maintained by the Supervisor.

     Annual Statutory Financial Return. IPCRe is required to file with the Supervisor a statutory financial return no later than four months after its financial year end (unless specifically extended). The statutory financial return for an insurer includes, among other matters, a report of the approved independent auditor on the statutory financial statements of such insurer, solvency certificates, the statutory financial statements themselves, the opinion of the loss reserve specialist and a schedule of reinsurance ceded. The solvency certificates must be signed by the principal representative and at least two directors of the insurer who are required to certify, among other matters, whether the minimum solvency margin has been met and whether the insurer complied with the conditions attached to its certificate of registration. The independent approved auditor is required to state whether in its opinion it was reasonable for the directors to so certify. Where an insurer's accounts have been audited for any purpose other than compliance with the Insurance Act, a statement to that effect must be filed with the statutory financial return.

     Minimum Solvency Margin and Restrictions on Dividends and
Distributions. Under the Insurance Act, the value of the general business assets of a Class 4 insurer, such as IPCRe, must exceed the amount of its general business liabilities by an amount greater than the prescribed minimum solvency margin. IPCRe:

     (1) is required, with respect to its general business, to maintain a minimum solvency margin equal to the greatest of:

        (A) $100,000,000,

        (B) 50% of net premiums written (being gross premiums written less any premiums ceded by IPCRe, but IPCRe may not deduct more than 25% of gross premiums when computing net premiums written), and

        (C) 15% of loss and other insurance reserves;

     (2) is prohibited from declaring or paying any dividends during any financial year if it is in breach of its minimum solvency margin or minimum liquidity ratio or if the declaration or payment of such dividends would cause it to fail to meet such margin or ratio (if it has failed to meet its minimum solvency margin or minimum liquidity ratio on the last day of any financial year, IPCRe is prohibited, without the approval of the Supervisor, from declaring or paying any dividends during the next financial year);

     (3) is prohibited from declaring or paying in any financial year dividends of more than 25% of its total statutory capital and surplus (as shown on its previous financial year's statutory balance sheet) unless it files (at least 7 days before payment of such dividends) with the Supervisor an affidavit stating that it will continue to meet the required margins;

     (4) is prohibited, without the approval of the Supervisor, from reducing by 15% or more its total statutory capital as set out in its previous year's financial statements, and any application for such approval must include an affidavit stating that it will continue to meet the required margins; and

     (5) is required, at any time it fails to meet its solvency margin, within 30 days (45 days where total statutory capital and surplus falls to $75 million or less) after becoming aware of that failure or having reason to believe that such failure has occurred, to file with the Supervisor a written report containing certain information.

     Minimum Liquidity Ratio. The Insurance Act provides a minimum liquidity ratio for general business insurers. An insurer engaged in general business is required to maintain the value of its relevant assets at not less than 75% of the amount of its relevant liabilities. Relevant assets include cash and time deposits, quoted investments, unquoted bonds and debentures, first liens on real estate, investment income due and accrued, accounts and premiums receivable and reinsurance balances receivable. There are certain categories of assets which, unless specifically permitted by the Supervisor, do not automatically qualify as relevant assets, such as unquoted equity securities, investments in and advances to affiliates and real estate and collateral loans. The relevant liabilities are total general business insurance reserves and total other liabilities less deferred income tax and sundry liabilities (by interpretation, those not specifically defined).

     Supervision, Investigation and Intervention. The Supervisor may appoint an inspector with extensive powers to investigate the affairs of an insurer if the Supervisor believes that an investigation is required in the interest of the insurer's policyholders or persons who may become policyholders. In order to verify or supplement information otherwise provided to the Supervisor, the Supervisor may direct an insurer to produce documents or information relating to matters connected with the insurer's business.

     If it appears to the Supervisor that there is a risk of the insurer becoming insolvent, or that it is in breach of the Insurance Act or any conditions imposed upon its registration, the Supervisor may, among other things, direct the insurer (1) not to take on any new insurance business, (2) not to vary any insurance contract if the effect would be to increase the insurer's liabilities, (3) not to make certain investments, (4) to realize certain investments, (5) to maintain in, or transfer to the custody of a specified bank, certain assets, (6) not to declare or pay any dividends or other distributions or to restrict the making of such payments and/or (7) to limit its premium income.

     Disclosure of Information. In addition to powers under the Insurance Act to investigate the affairs of an insurer, the Supervisor may require certain information from an insurer (or certain other persons) to be produced to him. Further, the Supervisor has been given powers to assist other regulatory authorities, including foreign insurance regulatory authorities with their investigations involving insurance and reinsurance companies in Bermuda but subject to restrictions. For example, the Supervisor must be satisfied that the assistance being requested is in connection with the discharge of regulatory responsibilities of the foreign regulatory authority. Further, the Supervisor must consider whether to co-operate is in the public interest. The grounds for disclosure are limited and the Insurance Act provides sanctions for breach of the statutory duty of confidentiality.

     Certain Other Considerations. IPC Holdings and IPCRe will each also need to comply with the provisions of the Companies Act regulating the payment of dividends and making of distributions from contributed surplus. A company is prohibited from declaring or paying a dividend, or making a distribution out of contributed surplus, if there are reasonable grounds for believing that: (a) the company is, or would after the payment be, unable to pay its liabilities as they become due; or (b) the realizable value of the company's assets would thereby be less than the aggregate of its liabilities and its issued share capital and share premium accounts.

     Although IPCRe is incorporated in Bermuda, it is classified as non-resident of Bermuda for exchange control purposes by the Bermuda Monetary Authority. Pursuant to its non-resident status, IPCRe may hold any currency other than Bermuda Dollars and convert that currency into any other currency (other than Bermuda Dollars) without restriction.

     As "exempted" companies, we and IPCRe may not, without the express authorization of the Bermuda legislature or under a license granted by the Minister, participate in certain business transactions, including: (i) the acquisition or holding of land in Bermuda (except that held by way of lease or tenancy agreement which is required for its business and held for a term not exceeding 50 years, or which is used to provide accommodation or recreational facilities for its officers and employees and held with the consent of the Bermuda Minister of Finance, for a term not exceeding 21 years); (ii) the taking of mortgages on land in Bermuda in excess of $50,000; or (iii) the carrying on of business of any kind in Bermuda, except in certain limited circumstances such as doing business with another exempted undertaking in furtherance of our business or IPCRe's business (as the case may be) carried on outside Bermuda.

     The Bermuda government actively encourages foreign investment in "exempted" entities like the Company that are based in Bermuda, but do not operate in competition with local businesses. As well as having no restrictions on the degree of foreign ownership, IPC Holdings and IPCRe are not currently subject to taxes on income or dividends or to any foreign exchange controls in Bermuda. In addition, there currently is no capital gains tax in Bermuda.

 UNITED STATES

     IPCRe is not admitted to do business in the U.S. The insurance laws of each state of the United States and of many other countries regulate the sale of insurance and reinsurance within their jurisdictions by alien insurers and reinsurers such as IPCRe, which are not admitted to do business within such jurisdictions. With some exceptions, such sale of insurance or reinsurance within a jurisdiction where the insurer is not admitted to do business is prohibited. We do not intend to maintain an office or to solicit, advertise, settle claims or conduct other insurance activities in any jurisdiction other than Bermuda or Ireland where the conduct of such activities would require that IPCRe be so admitted.

     In addition to the regulatory requirements imposed by the jurisdictions in which they are licensed, reinsurers' business operations are affected by regulatory requirements in various states of the United States governing "credit for reinsurance" which are imposed on their ceding companies. In general, a ceding company which obtains reinsurance from a reinsurer that is licensed, accredited or approved by the jurisdiction or state in which the reinsurer files statutory financial statements is permitted to reflect in its statutory financial statements a credit in an aggregate amount equal to the liability for unearned premiums and loss reserves and loss expense reserves ceded to the reinsurer. IPCRe is not licensed, accredited or approved in any state in the U.S. The great majority of states, however, permit a credit to statutory surplus resulting from reinsurance obtained from a non-licensed or non-accredited reinsurer to be offset to the extent that the reinsurer provides a letter of credit or other acceptable security arrangement. A few states do not allow credit for reinsurance ceded to non-licensed reinsurers except in certain limited circumstances and others impose additional requirements that make it difficult to become accredited. IPCRe is also subject to excise tax in the U.S. for U.S. business, and in certain other jurisdictions.

     We do not believe that IPCRe was in violation of insurance laws of any jurisdiction in the U.S. There can be no assurance, however, that inquiries or challenges to IPCRe's reinsurance activities will not be raised in the future. We believe that IPCRe's manner of conducting business through our offices in Bermuda has not materially adversely affected its operations to date. There can be no assurance, however, that our location, regulatory status or restrictions on our activities resulting therefrom will not adversely affect our ability to conduct business in the future.

 EUROPEAN UNION

     IPCRe Europe is incorporated in Ireland and, as such, is subject to regulations imposed by the European Union.

                                   MANAGEMENT

OUR EXECUTIVE OFFICERS AND DIRECTORS

     Our executive officers and directors and their respective ages and positions as of September 30, 2001, are as indicated below. Each officer and director holds the listed position with IPC Holdings and IPCRe unless otherwise indicated.


NAME                                        AGE                        POSITION
----                                        ---                        --------
James P. Bryce(2).........................  52     President and Chief Executive Officer and
                                                   Director
Peter J.A. Cozens.........................  53     Vice President--Underwriting of IPCRe
Stephen F. Fallon.........................  45     Senior Vice President--Underwriting of IPCRe
Dennis J. Higginbottom....................  53     Vice President and Secretary
John R. Weale.............................  43     Vice President and Chief Financial Officer
Joseph C.H. Johnson (1)(2)(3)(4)..........  64     Chairman of the Board of Directors
Jackie M. Clegg(4)........................  39     Director
Russell S. Fisher(1)......................  53     Director
Dr. the Honourable Clarence Eldridge
  James(3)(5).............................  70     Director
Frank Mutch(1)(2)(3)(4)(5)................  65     Director
Anthony MacLeod Pilling(1)(4)(5)..........  62     Director


------------
(1) Member of the Audit Committee.

(2) Member of the Executive Committee.

(3) Member of the Compensation Committee.

(4) Member of the Investment Committee.

(5) Member of the Stock Option and Stock Purchase Committee.

     James P. Bryce has been our President and Chief Executive Officer since July 2000 and a director since June 6, 2000. Mr. Bryce was Senior Vice President of IPC Holdings from July 1996 to July 2000 and was Senior Vice President--Underwriting (Chief Underwriting Officer) of IPCRe from its inception to July 2000. Between November 1992 and June 1993, Mr. Bryce was a Vice President in the Reinsurance Division of AIG Europe (U.K.) Limited in London; between December 1990 and November 1992, Mr. Bryce was Far East Regional Manager for Transatlantic Reinsurance Company (Hong Kong). From July 1985 to November 1990, Mr. Bryce was Far East Regional Manager for Transatlantic Reinsurance Company (Tokyo), and from July 1985 to July 1993, Mr. Bryce served as a Director of AIG Reinsurance Services Limited (Hong Kong).

     Peter J.A. Cozens has been Vice President--Underwriting of IPCRe since March 1995. From June 1993 to March 1995 Mr. Cozens was our London representative. Mr. Cozens previously served from September 1981 to May 1993 as Group Non-Marine Underwriter of the English & American Group, and from August 1963 to August 1981 with the Sir Philip D'Ambrumenil Syndicate at Lloyd's, where his responsibilities were those of Deputy Treaty Underwriter.


     Stephen F. Fallon has been Senior Vice President--Underwriting of IPCRe since December 2001. From October 1997 through November 2001 Mr. Fallon was Vice President--Underwriting of IPCRe. From June 1996 through October 1997 Mr. Fallon was a Senior Vice President of Folksamerica Reinsurance Company, and from November 1985 to June 1996 Mr. Fallon was a Senior Vice President and Director of Christiania General Insurance Corporation of New York.


     Dennis J. Higginbottom was appointed our Vice President and Secretary in December 1995. From October 1983 to December 1990, Mr. Higginbottom was Vice President and Director of American

International Company, Limited, which we refer to as AICL, and from December 1990 to December 1995, Mr. Higginbottom was Senior Vice President and Director of AICL.


     John R. Weale was appointed our Vice President and Chief Financial Officer in July 1996. Prior to joining IPCRe, Mr. Weale spent over 13 years with AICL in Bermuda, serving in a variety of positions, the most recent being Vice President--Offshore Management Services.

     Joseph C.H. Johnson has been our Chairman of the Board of Directors since our inception and has been President and Chief Executive Officer of AICL in Bermuda since 1978. Mr. Johnson is also an officer and director of various other subsidiaries and affiliates of AIG.

     Jackie M. Clegg has been a director since July 2001. In July 2001, Ms. Clegg stepped down as Vice Chairman and First Vice President of the Export-Import Bank of the U.S., after serving in that role since June 1997. Prior to joining the bank in 1993, she served as staff to the Senate Committee on Banking, Housing and Urban Affairs, where she was the principal staff to the Subcommittee on International Finance and Monetary Policy.

     Russell S. Fisher has been a director since June 1998. Mr. Fisher has been a Senior Vice President and Manager, Treaty Underwriting of General Reinsurance Corporation since 1985, having previously held other positions with General Re since 1977.

     Dr. the Honourable Clarence Eldridge James has been a director since February 1996. Dr. James has been Chairman, Government Employees Health Insurance Committee, from 1990 to 1998 and was Chief of Staff of the Bermuda Hospitals Board from 1995 until March 1998, when he retired from that position. From 1984 to 1989, Dr. James served as Minister of Finance of Bermuda.

     Frank Mutch has been a director since February 1996 and has been a consultant with the law firm of Conyers Dill & Pearman from 1994 to 2000, when he retired from that position. From 1981 to 1994, Mr. Mutch served as a partner of Conyers Dill & Pearman.

     Anthony MacLeod Pilling has been a director since June 1998. Mr. Piling has been President of One North (Bermuda) Ltd, which provides management and advisory services to companies and individuals, since 1991. From 1972 to 1991, Mr. Pilling practiced law with firms in Toronto, Calgary, and Vancouver, Canada.

PROVISIONS GOVERNING THE BOARD OF DIRECTORS

  NUMBER AND TERMS OF DIRECTORS

     The IPC Holdings Board of Directors consists of seven members, each of whose term of office will expire at the annual shareholders' meeting in 2002. Under IPC Holdings' bye-laws, directors will be elected at each annual general meeting of shareholders, in each case by an ordinary resolution of the shareholders. Candidates for election will be nominated by the Board.

     Directors may take action by a majority of the votes cast at a duly called and held meeting at which a quorum is present. A majority of directors in office at any time, or such greater number as the shareholders may from time to time determine, constitutes a quorum for all purposes.

     The foregoing summarizes certain provisions of IPC Holdings' bye-laws, which are subject to Bermuda law. See "Description of Our Common Shares."

  COMMITTEES OF THE BOARD OF DIRECTORS

     Our Board of Directors has established an Executive Committee, a Compensation Committee, an Audit Committee, an Investment Committee and a Stock Option and Stock Purchase Committee, each of which reports to the Board. The Executive Committee consists of Messrs. Johnson, Bryce and Mutch and has the authority to oversee our general business and affairs to the fullest extent permitted by Bermuda law. The Compensation Committee consists of Messrs. Johnson, James and Mutch, and has the authority to establish compensation policies and recommend compensation programs to the Board of Directors other than those programs that are within the province of the Stock Option and Stock Purchase Committee. The Audit Committee consists of Messrs. Mutch, Johnson, Fisher and Pilling and is responsible for meeting with our independent accountants regarding, among other issues, audits and adequacy of our accounting and control systems. The Investment Committee consists of Messrs. Johnson, Pilling and Mutch and Ms. Clegg. The Investment Committee is responsible for recommending asset allocations to the Board of Directors, approving the guidelines which provide standards to ensure portfolio liquidity and safety, and approving investment managers and custodians for portfolio assets. The Stock Option and Stock Purchase Committee administers any stock option plans and incentive compensation plans. The Stock Option and Stock Purchase Committee consists of Messrs. James, Mutch and Pilling.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

OVERVIEW

     We commenced operations in July 1993 through the sponsorship of AIG, a holding company incorporated in Delaware which through its subsidiaries is primarily engaged in a broad range of insurance and insurance-related activities and financial services in the United States and abroad. AIG purchased 24.4% of our initial share capital and the AIG Option, which permits it to purchase an additional 2,775,000 common shares. Since our formation, subsidiaries of AIG have provided administrative, investment management and custodial services to us, and certain of our officers are also officers of subsidiaries and affiliates of AIG. In addition, the Chairman of our Board of Directors is an officer and director of several AIG affiliates and subsidiaries. AIG has informed us that it presently intends to continue its share ownership in us for the foreseeable future.

CERTAIN BUSINESS RELATIONSHIPS

     ADMINISTRATIVE SERVICES. Our day-to-day administrative services are performed by AICL, a wholly-owned subsidiary of AIG, pursuant to an administrative services agreement. Services and facilities provided pursuant to the administrative services agreement include tax, legal and accounting services, office space in Bermuda, electronic data services and other services required by us in the ordinary course of business. The fees payable in connection with such administrative services are equal to 2.5% of the first $500 million of annual gross premiums written, 1.5% of the next $500 million of annual gross premiums written and 1.0% of any additional gross premiums written. The administrative services agreement terminates on June 30, 2003 and is automatically renewed thereafter for successive three-year terms unless prior written notice to terminate is delivered by or to AICL at least 180 days prior to the end of such three-year term. Fees payable for such administrative services totaled $2.4 million for the nine months ended September 30, 2001 and $2.3 million for the year ended December 31, 2000. In addition to such fees, we pay $50,000 per year to AICL for Mr. Johnson's services as Chairman of our Board of Directors. Mr. Johnson is President and Chief Executive Officer of AICL.

     IPCRe Europe Limited, a wholly-owned subsidiary of IPCRe, is party to an agreement with AIG Insurance Management Services (Ireland) Limited, which we refer to as AIMS, an indirect wholly-owned subsidiary of AIG, under which AIMS provides administrative services for an annual fee of approximately $30,000 per annum.

     INVESTMENT MANAGEMENT SERVICES. AIG Global Investment Corp. (Ireland) Ltd., which we refer to as AIGIC, an indirect wholly-owned subsidiary of AIG, provides investment advisory services to us. AIGIC manages our entire investment portfolio, subject to our investment guidelines, pursuant to an investment management agreement. The current term of the investment management agreement is set to expire on June 30, 2002. The investment management agreement will continue to be automatically renewable for additional three-year terms, subject to termination of any such three-year term by either party on 90 days' prior written notice. We pay AIGIC an annual fee equal to 0.35% on the first $100 million of funds under management, 0.25% on the next $100 million of funds under management and 0.15% on all funds managed greater than $200 million. The management fee totaled $0.9 million for the nine months ended September 30, 2001 and $1.2 million for the year ended December 31, 2000. The performance of AIGIC under the investment management agreement is reviewed periodically by our Board of Directors. AIGIC has entered into a Sub-Advisory Agreement with AIG Global Investment Corp. (Europe) Ltd., which we refer to as AIGIC (Europe), an indirect wholly-owned subsidiary of AIG, pursuant to which AIGIC (Europe) advises AIGIC on the management of our investment portfolio.

     CUSTODIAL SERVICES. AIG Global Investment Trust Services Ltd., which we refer to as AIGTS, an indirect wholly-owned subsidiary of AIG based in Ireland, provides custodial services to us pursuant to a custodial agreement. The custodial agreement provides for an annual fee of 0.04% of the market value of the portfolio plus reimbursement of reasonable out of pocket expenses including, but not limited to, legal fees. The custodial agreement has an open term and may be terminated by us or AIGTS on 90 days' prior written notice. Fees incurred under the custodial agreement were $186,000 for the nine months ended September 30, 2001 and $379,000 for the year ended December 31, 2000.

     Our new company, IPCUSL, has entered into an underwriting agency agreement with Allied World Assurance Company, Ltd., which we refer to as AWAC, a newly formed multi-line insurance and reinsurance company. AWAC is a wholly-owned subsidiary of Allied World Holdings, Ltd., in which AIG holds a 23.4% ownership interest. Under the agreement, we will underwrite and place, on an exclusive basis, property catastrophe treaty reinsurance written by AWAC. We will receive an agency commission of 6.5% of gross premiums written. The initial term of the underwriting agency agreement is for three years commencing December 1, 2001.

REGISTRATION RIGHTS

     Pursuant to an agreement executed prior to the closing of our initial public offering in March 1996, we agreed to provide certain original shareholders and AIG as holder of the AIG Option with registration rights for common shares held by them and certain of their subsidiaries at the time of the offering (or obtainable pursuant to the AIG Option) and not sold pursuant to a registration statement or Rule 144 under the Securities Act. Under this agreement, AIG has the right to require us on two occasions, and General Re Corporation (the only remaining holder with such right) has the right to require us on one occasion, to register common shares, including shares to be obtained through the AIG Option, under the Securities Act for sale in the public market, in an underwritten offering, in block trades from time to time or otherwise; provided, however, we are not obligated to register shares unless the total number of common shares requested to be registered pursuant to any such demand equals or exceeds 2,500,000. Any other holder of registration rights has the right to participate in any such demand registration on a second-priority basis subject to a customary underwriter's reduction. We may include other common shares in any such demand registration on a third-priority basis subject to a customary underwriter's reduction. If we propose to file a registration statement covering common shares at any time, each of AIG and General Re has one right to include common shares held by it in the registration, in each case on a first-priority basis with any shareholders and on a second-priority basis with us, pro-rata according to the relevant respective holdings and subject to a customary underwriter's reduction. We have agreed to indemnify each of AIG and General Re in respect of certain liabilities, including civil liabilities under the Securities Act, and to pay certain expenses relating to such registrations. The agreement terminates on June 29, 2003.

AIG OPTION AND CONCURRENT PURCHASE OF COMMON SHARES

     We presently have 25,065,572 outstanding common shares, of which AIG owns 6,100,000. AIG, in connection with our formation, obtained an option which permits it to purchase an additional 2,775,000 common shares, exercisable at a price of $12.7746 per share in certain circumstances, including a public offering by us of our common shares. In connection with this offering, we notified AIG of our intent to make this offering, and AIG indicated its intent to exercise the AIG Option in full, resulting in proceeds of $35,449,515. AIG's exercise of its option is contingent upon and will occur only upon the consummation of this offering.

     In addition, concurrent with this offering we have agreed to sell 2,113,700 common shares to AIG in a private placement at a price per share equal to the public offering price for this offering. We refer to this private placement as the AIG Placement. The number of shares to be sold to AIG pursuant to the AIG Placement is designed to maintain its ownership in us, following this offering and the exercise of the AIG Option, at its present ownership level of approximately 24.3%. The number of shares so privately placed is subject to increase in the event the underwriters exercise their over-allotment option to purchase additional shares. In order to maintain the approximate 24.3% ownership level, the total number of shares to be sold to AIG is also subject to adjustment if the number of common shares offered in this offering is changed hereafter. We believe that AIG's maintenance of its prominent share ownership, and accordingly this placement of shares to AIG, are in our best interest. Because the shares will be sold to AIG directly by us in a private placement and not through the underwriters, we will receive 100% of the sale price of the common shares sold to AIG.

TRANSACTIONS IN ORDINARY COURSE OF BUSINESS WITH SHAREHOLDERS

     We have assumed premiums from, and paid brokerage fees to, companies affiliated with our shareholders. Premiums assumed from subsidiaries of AIG and of General Re Corporation were approximately $12.5 million and $1.1 million, respectively, for the nine months ended September 30, 2001 and approximately $8.6 million and $1.4 million, respectively, for the year ended December 31, 2000. Premiums ceded to a subsidiary of AIG were $412,000 and $483,000 for the nine months ended September 30, 2001 and the year ended December 31, 2000, respectively. In addition, during the same period, we paid brokerage fees and commissions to Herbert Clough, Inc. of approximately $531,000. Herbert Clough, Inc. is a wholly-owned subsidiary of General Re Corporation (which beneficially owns 1,250,000 common shares). All brokerage transactions are entered into on an arm's-length basis.

                     BENEFICIAL OWNERSHIP OF COMMON SHARES

     The table below sets forth certain information as of October 31, 2001 (unless otherwise specified) with respect to the beneficial ownership of common shares by each person who is known to the Company to own beneficially more than 5% of the outstanding common shares, each person currently serving as a director, each nominee for director, the Chief Executive Officer, each of our four most highly compensated executive officers other than the Chief Executive Officer and all directors and executive officers as a group.

                                                              BENEFICIAL OWNERSHIP(1)
                                                              -----------------------
            NAME AND ADDRESS OF BENEFICIAL OWNER               NUMBER         PERCENT
------------------------------------------------------------  ---------       -------
American International Group, Inc. .........................  6,100,000(2)     24.3%
  70 Pine Street
  New York, New York 10270
FMR Corp. ..................................................  2,503,000(3)      9.9%
  82 Devonshire Street
  Boston, Massachusetts 02109
Wellington Management Company, LLP..........................  2,057,900(4)      8.2%
  75 State Street
  Boston, Massachusetts 02109
Vanguard/Windsor Fund, Inc. ................................  2,006,000(5)      8.0%
  Post Office Box 2600
  Valley Forge, Pennsylvania 19482-2600
Perkins, Wolf, McDonnell & Company..........................  1,911,785(6)      7.6%
  53 W. Jackson Blvd., Suite 722
  Chicago, Illinois 60604
Berger Small Cap Value Fund.................................  1,761,940(7)      7.0%
  210 University Blvd., Suite 900
  Denver, Colorado 80206
I.G. Investment Management Ltd. ............................  1,298,100(8)      5.2%
  One Canada Centre
  447 Portage Avenue
  Winnipeg, Manitoba R3C 3B6 Canada
James P. Bryce..............................................     50,767(9)        *
Jackie M. Clegg.............................................         --           *
Joseph C.H. Johnson.........................................         --           *
Russell S. Fisher...........................................         --(10)       *
Dr. the Honourable Clarence Eldridge James..................         --           *
Frank Mutch.................................................      1,000           *
Anthony MacLeod Pilling.....................................         --           *
Peter J.A. Cozens...........................................     29,586(11)       *
Dennis J. Higginbottom......................................     14,261(12)       *
John R. Weale...............................................     12,662(13)       *
Stephen F. Fallon...........................................      9,562(14)       *
All directors and executive officers as a group.............    136,988           *

------------
  *  Less than 1% of the outstanding common shares

 (1) In accordance with the rules of the Securities and Exchange Commission, a person is deemed to have "beneficial ownership" of common shares which such person has the right to acquire within 60 days. For purposes of calculating percent ownership, each person's holdings have been calculated assuming full exercise of outstanding options exercisable by such person within 60 days, but not the exercise of options held by any other person.

 (2) Reflects information reported in Amendment No. 2 to a Schedule 13D, dated June 4, 1996, and excludes common shares subject to the AIG Option. Mr. Johnson, the Chairman of our Board of Directors, is the President and Chief Executive Officer of AICL and an officer and director of various other AIG subsidiaries and affiliates.

 (3) Reflects information reported in a Schedule 13G filing dated February 11, 2000.

 (4) Reflects information reported in a Schedule 13G filing dated February 14, 2001. Wellington Management Company LLP is an investment adviser; one of its clients is Vanguard/Windsor Fund, Inc.

 (5) Reflects information reported in a Schedule 13G filing dated February 13, 2001.

 (6) Reflects information reported in a Schedule 13G filing dated April 6, 2001. Perkins, Wolf, McDonnell & Company is an investment adviser; one of its clients is Berger Small Cap Value Fund.

 (7) Reflects information reported in a Schedule 13G filing dated February 14, 2001.

 (8) Reflects information reported in a Schedule 13F filing dated February 15, 2001.

 (9) Includes 100 common shares that are held by the IRA trustee for Mr. Bryce's wife, for which Mr. Bryce disclaims beneficial ownership, and 31,344 common shares issuable upon the exercise of options.

 (10) Mr. Fisher is a Senior Vice President of General Re. The parent of General Re, General Re Corporation, owns 1,250,000 common shares (4.99%).

 (11) Includes 20,155 common shares issuable upon the exercise of options.

 (12) Includes 12,281 common shares issuable upon the exercise of options.

 (13) Includes 9,312 common shares issuable upon the exercise of options.

 (14) Includes 9,062 common shares issuable upon the exercise of options.

                        DESCRIPTION OF OUR COMMON SHARES

     The following description of IPC Holdings' share capital summarizes certain provisions of our bye-laws. A copy of IPC Holdings' bye-laws is filed as an exhibit to the Registration Statement of which this prospectus is a part. All references in this description to "we," "us," "our" and the "Company" refer to IPC Holdings, Ltd. unless the context otherwise requires.

GENERAL

     Our authorized share capital consists of: (i) 75,000,000 common shares, par value $0.01 per share, of which 25,065,572 common shares are outstanding and
(ii) 25,000,000 preferred shares, par value $0.01 per share, none of which are outstanding.

COMMON SHARES

     Holders of common shares have no pre-emptive, redemption, conversion or sinking fund rights. Subject to the limitation on voting rights and except as set forth in the next sentence, holders of common shares are entitled to one vote per share on all matters submitted to a vote of holders of common shares. The common shares are entitled to vote cumulatively in the election of directors (resulting in each shareholder, including a shareholder holding Controlled Shares (as defined below), being entitled to the number of votes as equals the number of votes which (except for this provision as to cumulative voting) such shareholder would be entitled to cast for the election of directors with respect to its shares multiplied by the number of directors to be elected, and all votes may be cast for one or more of the directors being elected). Most matters to be approved by holders of common shares require approval by a simple majority vote. The holders of 75% of the common shares voting in person or by proxy at a meeting must generally approve a merger or amalgamation with another company. In addition, a resolution to remove our auditor before the expiration of his term of office must be approved by at least two-thirds of the votes cast at a meeting of the shareholders of the Company. The quorum for any meeting of our shareholders is two persons holding or representing more than 50% of the common shares in issue. Our Board of Directors has the power to approve our discontinuation from Bermuda to another jurisdiction.

     In the event of a liquidation, dissolution or winding-up of the Company, the holders of common shares are entitled to share equally and ratably in the assets of the Company, if any, remaining after the payment of all debts and liabilities of the Company and the liquidation preference of any outstanding preferred shares. All outstanding common shares are fully paid and nonassessable. Authorized but unissued shares may, subject to any rights attaching to existing shares, be issued at any time and at the discretion of the Board without the approval of the shareholders of the Company with such rights, preferences and limitations as the Board may determine.

LIMITATION ON VOTING RIGHTS

     Each common share has one vote on a poll of the shareholders, except that, if and for as long as the number of issued Controlled Shares (as defined below) of any person would constitute 10% or more of the combined voting power of the issued common shares of the Company (after giving effect to any prior reduction in voting power as described below), each issued Controlled Share, regardless of the identity of the registered holder thereof, will confer a fraction of a vote as determined by the following formula (the "Formula"):

        (T - C) / (9.1 X C)

Where: "T" is the aggregate number of votes conferred by all the issued common shares immediately prior to that application of the Formula with respect to any particular shareholder adjusted to take into account any prior reduction taken with respect to any other shareholder pursuant to the "sequencing provision" described below; and

        "C" is the number of issued Controlled Shares attributable to that person. "Controlled Shares" of any person refers to all common shares owned by that person, whether (i) directly, (ii) with respect to persons who are U.S. persons, by application of the attribution and constructive ownership rules of Sections 958(a) and 958(b) of the Code or (iii) beneficially, directly or indirectly, within the meaning of
        Section 13(d)(3) of the Exchange Act and the rules and regulations thereunder. With respect to any broker, dealer or investment adviser registered under the U.S. federal securities laws (and its affiliates), "Controlled Shares" do not include shares that are Controlled Shares solely because a broker, dealer or adviser has discretionary authority to vote or dispose of those shares on behalf of a client, if the voting rights carried by those shares are not being exercised by that broker, dealer or adviser (and the Company has received satisfactory assurances of the same).

         The Formula will be applied successively as many times as may be necessary to ensure that no person will be a 10% Shareholder (as defined below) at any time (the "sequencing provision"). For the purposes of determining the votes exercisable by shareholders as of any date, the Formula will be applied to the shares of each shareholder in declining order based on the respective numbers of total Controlled Shares attributable to each shareholder. Thus, the Formula will be applied first to the votes of shares held by the shareholder to whom the largest number of total Controlled Shares is attributable and thereafter sequentially with respect to the shareholder with the next largest number of total Controlled Shares. In each case, calculations are made on the basis of the aggregate number of votes conferred by the issued common shares as of such date, as reduced by the application of the Formula to any issued common shares of any shareholder with a larger number of total Controlled Shares as of such date. "10% Shareholder" means a person who owns, in aggregate, (i) directly, (ii) with respect to persons who are U.S. persons, by application of the attribution and constructive ownership rules of Sections 958(a) and 958(b) of the Code or (iii) beneficially, directly or indirectly, within the meaning of Section 13(d)(3) of the Exchange Act, issued shares of the Company carrying 10% or more of the total combined voting rights attaching to all issued shares.

     Our directors are empowered to require any shareholder to provide information as to that shareholder's beneficial share ownership, the names of persons having beneficial ownership of the shareholder's shares, relationships with other members or any other facts the directors may deem relevant to a determination of the number of Controlled Shares attributable to any person. Our directors may disregard the votes attached to shares of any holder failing to respond to such a request or submitting incomplete or untrue information.

     Our directors retain certain discretion to make such final adjustments to the aggregate number of votes attaching to the common shares of any shareholder that they consider fair and reasonable in all the circumstances to ensure that no person will be a 10% Shareholder at any time.

RESTRICTIONS ON TRANSFER

     Our bye-laws contain several provisions restricting the transferability of common shares. The directors are required to decline to register a transfer of shares if they have reason to believe (i) that the result of such transfer would be to increase the number of total Controlled Shares of any person other than an AIG Person to 10% or more of the shares of the Company or (ii) that an AIG Person would become a United States 25% Shareholder, in each case without giving effect to the limitation on voting rights described above. Similar restrictions apply to the Company's ability to issue or repurchase shares; provided, however, notwithstanding the foregoing, the AIG Option remains exercisable pursuant to its terms. AIG has covenanted to dispose of any shares otherwise resulting in AIG becoming a United States 25% Shareholder within 29 days of the exercise of the AIG Option. "AIG Person" means any of AIG and its affiliates and "United States 25% Shareholder" means a U.S. person who owns, directly or by application of the constructive ownership rules of Sections 958(a) and 958(b) of the Code, more than 25% of either (i) the total combined voting rights attaching to the issued common shares and the issued shares of any other class of the Company or
(ii) the total combined value of the issued common shares and any other issued shares of the Company, determined pursuant to Section 957 of the Code.

     Our directors also may, in their absolute discretion, decline to register the transfer of any shares if they have reason to believe (i) that the transfer may expose us, any of our subsidiaries, any shareholder or any person ceding insurance to us or any of our subsidiaries to adverse tax or regulatory treatment in any

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jurisdiction or (ii) that registration of the transfer under the U.S. Securities
Act or under any U.S. state securities laws or under the laws of any other jurisdiction is required and such registration has not been duly effected.

     We are authorized to request information from any holder or prospective acquiror of shares as necessary to give effect to the transfer, issuance and repurchase restrictions described above, and may decline to effect any transaction if complete and accurate information is not received as requested.

     Conyers Dill & Pearman, our Bermuda counsel, has advised us that while the precise form of the restrictions on transfer contained in our bye-laws is untested, as a matter of general principle, restrictions on transfers are enforceable under Bermuda law and are not uncommon. A proposed transferee will be permitted to dispose of any common shares purchased that violate the restrictions and as to the transfer of which registration is refused. The transferor of those common shares will be deemed to own those common shares for dividend, voting and reporting purposes until a transfer of such common shares has been registered on the Register of Members of the Company.

     If the directors refuse to register a transfer for any reason, they must notify the proposed transferor and transferee within thirty days of such refusal. Our bye-laws also provide that our Board of Directors may suspend the registration of transfers for any reason and for such periods as it may determine, provided that it may not suspend the registration of transfers for more than 45 days in any period of 365 consecutive days.

     Our directors may designate our Chief Executive Officer to exercise their authority to decline to register transfers or to limit voting rights as described above, or to take any other action, for as long as the Chief Executive Officer is also a director.

PREFERRED SHARES

     Pursuant to our bye-laws and Bermuda law, our Board of Directors by resolution may establish one or more series of preferred shares having a number of shares, designations, relative voting rights, dividend rates, liquidation and other rights, preferences and limitations as may be fixed by the Board of Directors without any further shareholder approval. Any rights, preferences, powers and limitations as may be established could also have the effect of discouraging an attempt to obtain control of the Company.

BYE-LAWS

     Our bye-laws provide for our corporate governances, including the establishment of share rights, modification of those rights, issuance of share certificates, imposition of a lien over shares in respect of unpaid amounts on those shares, calls on shares which are not fully paid, forfeiture of shares, the transfer of shares, alterations of capital, the calling and conduct of general meetings, proxies, the appointment and removal of directors, conduct and power of directors, the payment of dividends, the appointment of an auditor and our winding-up.

     Our bye-laws provide that the Board of Directors shall be elected annually and shall not be staggered. Shareholders may only remove a director for cause prior to the expiration of that director's term at a special meeting of shareholders at which a majority of the holders of shares voting thereon vote in favor of that action.

     Our bye-laws also provide that if the Board of Directors in its absolute discretion determines that share ownership by any shareholder may result in adverse tax, regulatory or legal consequences to us, any of its subsidiaries or any other shareholder, then we will have the option, but not the obligation, to repurchase all or part of the shares held by such shareholder to the extent the Board of Directors determines it is necessary to avoid such adverse or potential adverse consequences. The price to be paid for such shares will be the fair market value of such shares.

TRANSFER AGENT

     Our registrar and transfer agent for all common shares is Computershare Investor Services, 2 North LaSalle Street, Chicago, Illinois, 60602.

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DIFFERENCES IN CORPORATE LAW

     The Companies Act 1981 of Bermuda, which we refer to as the Companies Act, differs in certain material respects from laws generally applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain significant provisions of the Companies Act (including modifications adopted pursuant to our bye-laws) applicable to us, which differ in certain respects from provisions of Delaware corporate law. The following statements are summaries, and do not purport to deal with all aspects of Bermuda law that may be relevant to us and our shareholders.

     INTERESTED DIRECTORS. Our bye-laws provide that transactions we enter into in which a director has an interest are not voidable by us, nor can the interested director be liable to us for any profit realized pursuant to such transactions, provided the nature of the interest is disclosed at the first opportunity at a meeting of directors, or in writing to the directors. Under Delaware law, such transaction would not be voidable if (i) the material facts as to the interested director's relationship or interests are disclosed or are known to the board of directors and the board in good faith authorized the transaction by the affirmative vote of a majority of the disinterested directors, even though the disinterested directors constitute less than a quorum, (ii) the material facts as to the director's relationship or interest and as to the transaction are disclosed or are known to the shareholders entitled to vote on the transaction and the transaction is specifically approved in good faith by vote of the shareholders or (iii) the transaction is fair as to the corporation as of the time it is authorized, approved or ratified by the board of directors, a committee or the shareholders. Under Delaware law, the interested director could be held liable for a transaction in which that director derived an improper personal benefit.

     MERGERS AND SIMILAR ARRANGEMENTS. We may acquire the business of another Bermuda company or a company incorporated outside Bermuda and carry on such business when it is within the objects of our memorandum of association. In the case of an amalgamation, we may amalgamate with another Bermuda company or with a body incorporated outside Bermuda. A shareholder who did not vote in favor of the amalgamation may apply to a Bermuda court for a proper valuation of his or her shares if he or she is not satisfied that fair value has been offered for those shares. The court ordinarily would not disapprove the transaction on that ground absent evidence of fraud or bad faith. Under Delaware law, with certain exceptions, a merger, consolidation or sale of all or substantially all the assets of a corporation must be approved by the board of directors and a majority of the outstanding shares entitled to vote thereon. Under Delaware law, a stockholder of a corporation participating in certain major corporate transactions may, under certain circumstances, be entitled to appraisal rights pursuant to which the stockholder may receive cash in the amount of the fair value of the shares held by that stockholder (as determined by a court) in lieu of the consideration that stockholder would otherwise receive in the transaction. Delaware law does not provide stockholders of a corporation with voting or appraisal rights when the corporation acquires another business through the issuance of its stock or other consideration (i) in exchange for the assets of the business to be acquired, (ii) in exchange for the outstanding stock of the corporation to be acquired or (iii) in a merger of the corporation to be acquired with the subsidiary of the acquiring corporation.

     TAKEOVERS. Bermuda law provides that where an offer is made for shares of another company and, within four months of the offer, the holders of not less than 90% of the shares which are the subject of the offer (other than shares held by or for the offeror or its subsidiaries) accept, the offeror may by notice require the nontendering shareholders to transfer their shares on the terms of the offer. Dissenting shareholders may apply to the court within one month of the notice objecting to the transfer. The burden is on the dissenting shareholders to show that the court should exercise its discretion to enjoin the required transfer, which the court will be unlikely to do unless the offer is obviously and convincingly unfair. Delaware law provides that a parent corporation, by resolution of its board of directors and without any shareholder vote, may merge with any subsidiary of which it owns at least 90% of the outstanding shares of each class of stock. Upon any such merger, dissenting stockholders of the subsidiary would have appraisal rights.

     SHAREHOLDER'S SUIT. The rights of shareholders under Bermuda law are not as extensive as the rights of shareholders under legislation or judicial precedent in many U.S. jurisdictions. Class actions and derivative actions are generally not available to shareholders under the laws of Bermuda. However, the Bermuda courts

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ordinarily would be expected to follow English case law precedent, which would permit a shareholder to commence an action in our name to remedy a wrong done to us where the act complained of is alleged to be beyond our corporate power or is illegal or would result in the violation of our memorandum of association or bye-laws. Furthermore, consideration would be given by the court to acts that are alleged to constitute a fraud against the minority shareholders or where an act requires the approval of a greater percentage of shareholders than actually approved it. The winning party in such an action generally would be able to recover a portion of attorneys' fees incurred in connection with such action. Class actions and derivative actions generally are available to stockholders under Delaware law for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court has discretion to permit the winning party to recover attorneys' fees incurred in connection with such action.

     INDEMNIFICATION OF DIRECTORS. Our bye-laws indemnify our directors or officers in their capacity as such in respect of any loss arising or liability attaching to them by virtue of any rule of law in respect of any negligence, default, breach of duty or breach of trust of which a director or officer may be guilty in relation to us other than in respect of his own willful default, willful neglect, fraud or dishonesty. Under Delaware law, a corporation may indemnify a director or officer of the corporation against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in defense or an action, suit or proceeding by reason of such position if (i) the director or officer acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and (ii) with respect to any criminal action or proceeding, if the director or officer had no reasonable cause to believe his conduct was unlawful.

     INSPECTION OF CORPORATE RECORDS. Members of the general public have the right to inspect our public documents available at the office of the Registrar of Companies in Bermuda, which will include our memorandum of association (including our objects and powers) and alterations to our memorandum of association, including any increase or reduction of our authorized capital. Our shareholders have the additional right to inspect our bye-laws, minutes of general meetings and our audited financial statements, which must be presented to the annual general meeting of shareholders. Our register of shareholders is also open to inspection by shareholders without charge, and to member of the public for a fee. We are required to maintain a share register in Bermuda but may establish a branch register outside Bermuda. We are required to keep at our registered office of a register of our directors and officers which is open for inspection by members of the public without charge. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records. Delaware law permits any stockholder to inspect or obtain copies of a corporation's stockholder list and its other books and records for any purpose reasonably related to such person's interest as a stockholder.

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

                           CERTAIN TAX CONSIDERATIONS

     The following summary of our and IPCRe's taxation and the taxation of our shareholders is based upon current law. Legislative, judicial or administrative changes may be forthcoming that could affect this summary. The statements as to United States federal income tax law set forth below represent the opinion of Sullivan & Cromwell, our U.S. counsel, as to such tax laws (subject to the qualifications and assumptions set forth in such statements). The statements as to Bermuda tax law set forth below represent the opinion of Conyers Dill & Pearman, our Bermuda counsel, as to such tax laws (subject to the qualifications and assumptions set forth in such statements). The statements as to our beliefs and conclusions as to the application of such tax laws to us (for example, "While there can be no assurance, we do not believe that IPCRe has a permanent establishment in the United States") represent the views of our management as to the application of such laws and do not represent our legal opinion or that of our counsel.

TAXATION OF THE COMPANY AND IPCRE

  BERMUDA

     Under current Bermuda law, there is no income tax or capital gains tax payable by us or IPCRe. We and IPCRe have received from the Bermuda Minister of Finance an assurance under The Exempted Undertakings Tax Protection Act, 1966 of Bermuda, to the effect that in the event of there being enacted in Bermuda any legislation imposing tax computed on profits or income, or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of any such tax shall not be applicable to us, IPCRe, or to any of their operations or the shares, debentures or our other obligations or those of IPCRe, until 2016 in the case of both the Company and IPCRe. This assurance is subject to the proviso that it is not construed so as to prevent the application of any tax or duty to such persons as are ordinarily resident in Bermuda (we and IPCRe are not so currently affected) or to prevent the application of any tax payable in accordance with the provisions of the Land Tax Act 1967 of Bermuda or otherwise payable in relation to the property leased to us or IPCRe. We and IPCRe, under current rates, each pay annual Bermuda government fees of $16,695, and IPCRe currently pays annual insurance fees of $15,750.

  UNITED STATES

     We believe that IPC Holdings and IPCRe do not conduct business within the U.S. Accordingly, they do not file U.S. federal income tax returns. However, because definitive identification of activities which constitute being engaged in a trade or business in the U.S. is not provided by the U.S. Internal Revenue Code or regulations or court decisions, there can be no assurance that the U.S. Internal Revenue Service will not contend that IPC Holdings and/or IPCRe is engaged in a trade or business in the U.S. A foreign corporation deemed to be so engaged would be subject to U.S. income tax, as well as branch profits tax, on its income which is treated as effectively connected with the conduct of that trade or business unless the corporation is entitled to relief under the permanent establishment provision of a tax treaty, as discussed below. Such income tax, if imposed, would be based on effectively connected income computed in a manner generally analogous to that applied to the income of a domestic corporation, except that a foreign corporation can anticipate an allowance of deductions and credits only if it files a U.S. income tax return. Under regulations, the foreign corporation would be entitled to deductions and credits for the taxable year only if the return for that year is timely filed under rules set forth therein. Penalties may be assessed for failure to file tax returns. The federal tax rates currently are a maximum of 35% for a corporation's effectively connected income and 30% for branch profits tax. The branch profits tax is imposed on net income after subtracting the regular corporate tax and making certain other adjustments.

     Under the income tax treaty between Bermuda and the U.S. (the "Treaty"), IPCRe is subject to United States income tax on any income found to be effectively connected with a U.S. trade or business only if that trade or business is conducted through a permanent establishment in the U.S. No regulations interpreting the

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Treaty have been issued. While there can be no assurance, we do not believe that
IPCRe has a permanent establishment in the U.S. IPCRe would not be entitled to the benefits of the Treaty if:

      -- 50% or less of IPCRe's stock were beneficially owned, directly or indirectly, by Bermuda residents or U.S. citizens or residents, or

      -- IPCRe's income were used in substantial part to make disproportionate distributions to, or to meet certain liabilities to, persons who are not Bermuda residents or U.S. citizens or residents.

While there can be no assurance, we believe that IPCRe will be entitled to the benefits of the Treaty after the sale of common shares in this offering.

     Foreign corporations not engaged in a trade or business in the U.S. are nonetheless subject to U.S. income tax at a rate of 30% of the gross amount of certain "fixed or determinable annual or periodical gains, profits and income" derived from sources within the U.S. (such as dividends and certain interest on investments). To date we and IPCRe have not been subject to any such taxes.

     The U.S. also imposes an excise tax on insurance and reinsurance premiums paid to foreign insurers or reinsurers with respect to risks located in the U.S. The rate of tax applicable to premiums paid to IPCRe is 1% for reinsurance premiums.

TAXATION OF SHAREHOLDERS

  BERMUDA TAXATION

     Currently, there is no Bermuda withholding tax on dividends paid by IPC Holdings or IPCRe.

  UNITED STATES TAXATION OF U.S. AND NON-U.S. SHAREHOLDERS

  UNITED STATES SHAREHOLDERS

     GENERAL. The following discussion summarizes the material U.S. federal income tax consequences relating to the acquisition, ownership and disposition of common shares if you are a beneficial owner of common shares that is:

      --   a citizen or resident of the U.S.,

      --   a domestic corporation,

      -- an estate whose income is subject to U.S. federal income tax regardless of its source, or

      -- a trust if a U.S. court can exercise primary supervision over the trust's administration and one or more U.S. persons are authorized to control all substantial decisions of the trust.

This summary applies to you only if you purchase your common shares in this offering and hold your common shares as capital assets. This summary does not deal with the tax consequences applicable to all categories of investors, some of which (such as broker-dealers, investors who hold common shares as part of hedging or conversion transactions and investors whose functional currency is not the U.S. dollar) may be subject to special rules. Prospective investors are advised to consult their own tax advisers with respect to their particular circumstances and with respect to the effects of U.S. federal, state, local or other laws to which they may be subject.

     DIVIDENDS. Distributions with respect to your common shares will be treated as ordinary dividend income to the extent of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes, subject to the discussion below relating to the potential application of the "controlled foreign corporation" or "passive foreign investment company" rules. Such dividends will not be eligible for the dividends-received deduction allowed to U.S. corporations under the Code. The amount of any distribution in excess of our current and accumulated earnings and profits will first be applied to reduce your tax basis in the common shares, and any amount in excess of tax basis will be treated as gain from the sale or exchange of your common shares.

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

     CLASSIFICATION OF IPC HOLDINGS OR IPCRE AS A CONTROLLED FOREIGN CORPORATION. Each "United States shareholder" of a "controlled foreign corporation" ("CFC"), who owns shares in the CFC directly or indirectly through foreign entities on the last day of the CFC's taxable year must include in its gross income for U.S. federal income tax purposes its pro-rata share of the CFC's "subpart F income," even if the subpart F income is not distributed. We anticipate that substantially all of our income and that of IPCRe will be subpart F income. Any U.S. corporation, citizen, resident or other U.S. person who owns, directly or indirectly through foreign persons, or is considered to own (by application of the rules of constructive ownership set forth in Code section 958(b), generally applying to family members, partnerships, estates, trusts or controlled corporations or holders of certain options) 10% or more of the total combined voting power of all classes of stock of the foreign corporation will be considered to be a "United States shareholder." In general, a foreign insurance company such as IPCRe is treated as a CFC only if such "United States shareholders" collectively own more than 25% of the total combined voting power or total value of the corporation's stock for an uninterrupted period of 30 days or more during any taxable year. We believe that, because of the dispersion of our share ownership among holders other than AIG and its subsidiaries and the restrictions on transfer, issuance or repurchase of common shares, you will not be subject to treatment as a United States shareholder of a CFC. In addition, because our bye-laws provide that no single shareholder (including AIG) is permitted to hold as much as 10% of the total combined voting power of IPC Holdings, shareholders of IPC Holdings should not be viewed as United States shareholders of a CFC for purposes of these rules.

     RPII COMPANIES. Different definitions of "United States shareholder" and "controlled foreign corporation" are applicable in the case of a foreign corporation which earns "related person insurance income" ("RPII"). RPII is defined in Code section 953(c)(2) as any "insurance income" attributable to policies of insurance or reinsurance with respect to which the person (directly or indirectly) insured is a "United States shareholder" or a "related person" to such a shareholder. In general, "insurance income" is income (including premium and investment income) attributable to the issuing of any insurance or reinsurance contract in connection with risks located in a country other than the country under the laws of which the controlled foreign corporation is created or organized and which would be taxed under the portions of the Code relating to insurance companies if the income were the income of a domestic insurance company.

     Generally, the term "related person" for this purpose means someone who controls or is controlled by the United States shareholder or someone who is controlled by the same person or persons which control the United States shareholder. "Control" is measured by either more than 50% in value or more than 50% in voting power of stock, applying constructive ownership principles similar to the rules of section 958 of the Code. A corporation's pension plan is ordinarily not a "related person" with respect to the corporation unless the pension plan owns, directly or indirectly through the application of constructive ownership rules similar to those contained in section 958, more than 50%, measured by vote or value, of the stock of the corporation. For purposes of inclusion of IPCRe's RPII in the income of United States shareholders, unless an exception applies, the term "United States shareholder" includes all U.S. persons who own, directly or indirectly, any amount (rather than 10% or more) of IPCRe's stock. IPCRe will be treated as a controlled foreign corporation for RPII purposes if such persons collectively own directly, indirectly or constructively 25% or more of the stock of IPCRe by vote or value for an uninterrupted period of at least 30 days during any taxable year. AIG will own 24.3% of the common shares of IPC Holdings upon completion of the offering. Accordingly, unless an exception applies, it is likely that IPCRe will be treated as a CFC for purposes of the RPII rules.

     RPII EXCEPTIONS.  The special RPII rules do not apply if:

      -- direct or indirect insureds and persons related to such insureds, whether or not U.S. persons, are treated at all times during the taxable year as owning less than 20% of the voting power and less than 20% of the value of the stock of IPCRe,

      -- RPII, determined on a gross basis, is less than 20% of IPCRe's gross insurance income for the taxable year,

      -- IPCRe elects to be taxed on its RPII as if the RPII were effectively connected with the conduct of a United States trade or business and to waive all treaty benefits with respect to RPII, or

      --   IPCRe elects to be treated as a United States corporation.

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IPCRe has not and does not intend to make either of the described elections.
Additionally, as subsidiaries of AIG are reinsured by IPCRe, persons related to insureds will indirectly own more than 20% of the value of the stock of IPCRe. Thus, only the second exception may be available.

     Where none of these exceptions applies, each U.S. person who owns directly or indirectly shares in IPC Holdings (and therefore, indirectly in IPCRe) at the end of any taxable year, will be required to include in its gross income for United States federal income tax purposes its share of the RPII for the entire taxable year, determined as if such RPII were distributed proportionately only to such United States shareholders holding common shares at the end of the taxable year, but limited to IPCRe's current-year earnings and profits reduced by the shareholder's pro-rata share, if any, of certain prior-year deficits in earnings and profits.

     COMPUTATION OF RPII. In order to determine how much RPII IPCRe has earned in each taxable year, we obtain and rely upon information from IPCRe's insureds and reinsureds to determine whether any of the insureds, reinsureds or other persons related to such insureds or reinsureds own our shares and are U.S. persons. We obtain and rely on information we obtain from insureds and reinsureds. Each year, IPCRe sends a letter after each taxable year to each person who was a policyholder to represent whether it was a United States shareholder of the Company or related to a United States shareholder during the year. For any taxable year in which IPCRe's gross RPII is 20% or more of its gross insurance income for the year, we may also seek information from our shareholders as to whether direct or indirect owners of our shares at the end of the year are U.S. persons so that the RPII may be determined and apportioned among such persons. To the extent we are unable to determine whether a direct or indirect owner of shares is a U.S. person, we may assume that such owner is not a U.S. person, thereby increasing the per share RPII amount for all United States shareholders. Although IPCRe intends to operate in a manner that would minimize RPII, there can be no assurance that you will not be required to include amounts in your income in respect of RPII in any taxable year.

     APPORTIONMENT OF RPII TO UNITED STATES SHAREHOLDERS. If IPCRe's RPII for any future taxable year is 20% or more of its gross insurance income, every U.S. person owning directly or indirectly common shares on the last day of that year will be required to include in gross income its share of IPCRe's RPII for such year, whether or not distributed. A U.S. person owning common shares during our taxable year but not on the last day of the taxable year for which IPCRe is a controlled foreign corporation within the meaning of the RPII provisions of the Code, which would normally be December 31, is not required to include in gross income any part of IPCRe's RPII. Correspondingly, a U.S. person owning directly or indirectly common shares on the last day of the taxable year in which IPCRe is a controlled foreign corporation for purposes of these provisions is required to include in its income its pro-rata share of the RPII for the entire year, even though it did not own the common shares for the entire year.

     INFORMATION REPORTING. Each U.S. person who is a direct or indirect shareholder of IPC Holdings on the last day of our taxable year must attach to the income tax or information return it would normally file for the period which includes that date a Form 5471 if IPCRe is a CFC for RPII purposes for any continuous thirty-day period during its taxable year, whether or not any net RPII income is required to be reported. IPCRe will not be considered to be a CFC for this purpose and, therefore, Form 5471 will not be required, for any taxable year in which IPCRe's gross RPII constitutes less than 20% of its gross insurance income. For any year in which IPCRe's gross RPII constitutes 20% or more of its gross insurance income, we intend to provide Form 5471 to our direct or indirect United States shareholders for attachment to the returns of shareholders. The amounts of the RPII inclusions may be subject to adjustment based upon subsequent IRS examination. A tax-exempt organization will be required to attach Form 5471 to its information return in the circumstances described above. Failure to file Form 5471 may result in penalties. In addition, U.S. persons who at any time own 5% or more of our shares may have an independent obligation to file certain information returns.

     TAX-EXEMPT SHAREHOLDERS. Tax-exempt entities are generally required to treat certain subpart F insurance income, including RPII, that is includible in income by the tax-exempt entity as unrelated business taxable income.

     DIVIDEND; BASIS; EXCLUSION OF DIVIDENDS FROM GROSS INCOME. A United States shareholder's tax basis in its common shares will be increased by the amount of any RPII that the shareholder includes in income. The shareholder may exclude from income the amount of any distribution by us to the extent of the RPII included in income for the year in which the distribution was paid or for any prior year. The United States shareholder's tax basis in its common shares will be reduced by the amount of such distributions that are excluded from income. While, in certain circumstances, a United States shareholder may be able to exclude from income distributions with respect to RPII that a prior shareholder included in income, that exclusion will not generally be available to holders who purchase common shares in this offering or in the public trading markets and are therefore unable to identify the previous shareholder and demonstrate that such shareholder had previously included the RPII in income.

     DISPOSITIONS OF COMMON SHARES. Subject to the discussion below relating to the potential application of U.S. Internal Revenue Code section 1248 or the passive foreign investment company rules, you will recognize a gain or loss for United States federal income tax purposes upon the sale or exchange of any common shares equal to the difference between the amount realized upon such sale or exchange and your basis in the common shares. If your holding period for these common shares is more than one year, any gain will be subject to tax at a current maximum marginal tax rate of 20% for individuals and 35% for corporations.

     Code section 1248 provides that if a U.S. person disposes of stock in a foreign corporation and such person owned directly, indirectly or constructively 10% or more of the voting shares of the corporation at any time during the five-year period ending on the date of disposition when the corporation was a CFC, any gain from the sale or exchange of the shares may be treated as ordinary income to the extent of the CFC's earnings and profits during the period that the shareholder held the shares (with certain adjustments). A 10% United States shareholder may in certain circumstances be required to report a disposition of shares of a CFC by attaching IRS Form 5471 to the United States income tax or information return that it would normally file for the taxable year in which the disposition occurs. Code section 953(c)(7) generally provides that section 1248 also will apply to the sale or exchange of shares in a foreign corporation if the foreign corporation would be taxed as an insurance company if it were a domestic corporation, regardless of whether the shareholder is a 10% shareholder or whether RPII constitutes 20% or more of the corporation's gross insurance income. Existing Treasury regulations do not address whether Code section 1248 and the requirement to file Form 5471 would apply if the foreign corporation is not a CFC but the foreign corporation has a subsidiary that is a CFC or that would be taxed as an insurance company if it were a domestic corporation (although, as discussed above, shareholders of 5% or more of the shares of the Company may have an independent obligation to file Form 5471). Code section 1248 and the requirement to file Form 5471 should not apply to dispositions of common shares because (i) we should not have any U.S. shareholders that own directly, indirectly or constructively 10% or more of the vote of the common shares, and
(ii) we are not directly engaged in the insurance business and, under proposed regulations, Code sections 953 and 1248 appear to be applicable only in the case of shares of corporations that are directly engaged in the insurance business. There can be no assurance, however, that the IRS will interpret the proposed regulations in this manner or that the proposed regulations will not be amended or promulgated in final form so as to provide that Code section 1248 and the requirement to file Form 5471 will apply to dispositions of common shares. In that event, we would notify shareholders that Code section 1248 and the requirement to file Form 5471 will apply to dispositions of common shares. Thereafter, we will send a notice after the end of each calendar year to all persons who were shareholders during the year notifying them that Code section 1248 and the requirement to file Form 5471 apply to dispositions of common shares. We will attach to this notice a copy of Form 5471 completed with all our information and transactions for completing the shareholder information portion of Form 5471.

     FOREIGN TAX CREDIT. Because it is anticipated that U.S. persons will own a majority of the Company's shares, only a portion of the current income inclusions under the CFC, RPII and passive foreign investment company rules, if any, and of dividends paid by us (including any gain from the sale of common shares that is treated as a dividend under section 1248 of the Code) will be treated as foreign source income for purposes of computing a shareholder's U.S. foreign tax credit limitation. We will consider providing shareholders with information regarding the portion of such amounts constituting foreign source income to the extent such information is reasonably available. It is likely that substantially all of the RPII and dividends that are foreign source income will constitute either "passive" or "financial services" income for foreign tax credit limitation purposes. Thus, it may not be possible for most U.S. shareholders to utilize excess foreign tax credits to reduce U.S. tax on such income.

     UNCERTAINTY AS TO APPLICATION OF RPII. Regulations interpreting the RPII provisions of the Code exist only in proposed form. It is not certain whether these regulations will be adopted in their proposed form or what changes might ultimately be made or whether any such changes, as well as any interpretation or application of the RPII rules by the IRS, the courts or otherwise, might have retroactive effect. The description of RPII above is therefore qualified. Accordingly, the meaning of the RPII provisions and their application to IPC Holdings and IPCRe is uncertain. These provisions include the grant of authority to the U.S. Treasury to prescribe "such regulations as may be necessary to carry out the purposes of this subsection, including . . . regulations preventing the avoidance of this subsection through cross insurance arrangements or otherwise." In addition, there can be no assurance that the IRS will not challenge any determinations by IPC Holdings or IPCRe as to the amount, if any, of RPII that should be includible in your income or that the amounts of the RPII inclusions will not be subject to adjustment based upon subsequent IRS examination. Each U.S. person considering an investment in common shares should consult its tax advisor as to the effects of these uncertainties.

     PASSIVE FOREIGN INVESTMENT COMPANIES. Sections 1291 through 1298 of the Code contain special rules applicable to foreign corporations that are "passive foreign investment companies" ("PFICs"). In general, a foreign corporation will be a PFIC if:

      --   75% or more of its income constitutes "passive income" or

      --   50% or more of its assets produce passive income.

     If we were to be characterized as a PFIC, our United States shareholders would be subject to a penalty tax at the time of their sale at a gain of, or receipt of an "excess distribution" with respect to, their common shares, unless such shareholders elected to be taxed on their pro-rata share of our earnings whether or not such earnings were distributed. In general, a shareholder receives an "excess distribution" if the amount of the distribution is more than 125% of the average distribution with respect to the stock during the three preceding taxable years (or shorter period during which the taxpayer held the stock). In general, the penalty tax is equivalent to an interest charge on taxes that are deemed due during the period the United States shareholder owned the shares, computed by assuming that the excess distribution or gain (in the case of a sale) with respect to the shares was taxed in equal portions at the highest applicable tax rate throughout the shareholder's period of ownership. The interest charge is equal to the applicable rate imposed on underpayments of United States federal income tax for such period.

     For the above purposes, passive income is defined to include income of the kind which would be foreign personal holding company income under Code section 954(c), and generally includes interest, dividends, annuities and other investment income. The PFIC statutory provisions, however, contain an express exception for income "derived in the active conduct of an insurance business by a corporation which is predominantly engaged in an insurance business . . . ."

     This exception is intended to ensure that income derived by a bona fide insurance company is not treated as passive income, except to the extent such income is attributable to financial reserves in excess of the reasonable needs of the insurance business. In our view, IPCRe is predominantly engaged in an insurance business and does not have financial reserves in excess of the reasonable needs of its insurance business. The PFIC statutory provisions (unlike the RPII provisions of the Code) contain a look-through rule stating that, for purposes of determining whether a foreign corporation is a PFIC, such foreign corporation shall be treated as if it received "directly its proportionate share of the income . . ." and as if it "held its proportionate share of the assets . . ." of any other corporation in which it owns at least 25% by value of the stock. While no explicit guidance is provided by the statutory language, under this look-through rule we should be deemed to own the assets and to have received the income of our insurance subsidiary directly for purposes of determining whether we qualify for the insurance exception. This interpretation of the look-through rule is consistent with the legislative intention generally to exclude bona fide insurance companies from the application of PFIC provisions; there can, of course, be no assurance as to what positions the IRS or a court might take in the future. Each U.S. person considering an investment in common shares should consult its tax advisor as to the effects of the PFIC rules.

     OTHER. Except as discussed below with respect to backup withholding, dividends paid by us will not be subject to U.S. withholding tax.

  NON-U.S. SHAREHOLDERS

     Subject to certain exceptions, non-U.S. persons will be subject to United States federal income tax on dividend distributions with respect to, and gain realized from the sale or exchange of, common shares only if such dividends or gains are effectively connected with the conduct of a trade or business within the U.S. Nonresident alien individuals will not be subject to U.S. estate tax with respect to common shares of IPC Holdings.

  ALL SHAREHOLDERS

     Information reporting to the IRS by paying agents and custodians located in the United States will be required with respect to payments of dividends on the common shares to U.S. persons. Thus, you may be subject to backup withholding with respect to dividends paid by such persons, unless you:

      -- are a corporation or come within certain other exempt categories and, when required, demonstrate this fact, or

      -- provide a taxpayer identification number, certify as to no loss of exemption from backup withholding and otherwise comply with applicable requirements of the backup withholding rules.

Backup withholding is not an additional tax and may be credited against your regular federal income tax liability.

     The foregoing discussion is based upon current law. Your tax treatment may vary depending on your particular tax situation. Legislative, judicial or administrative changes or interpretations may be forthcoming that could be retroactive and could affect the tax consequences to you. PROSPECTIVE INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF OWNERSHIP AND DISPOSITION OF THE COMMON SHARES.

                                  UNDERWRITERS

     Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus the underwriters named below, for whom Morgan Stanley & Co. Incorporated and Goldman, Sachs & Co. are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below:

                                                                NUMBER
NAME                                                          OF SHARES
----                                                          ----------
Morgan Stanley & Co. Incorporated...........................
Goldman, Sachs & Co.........................................
Fox-Pitt, Kelton Inc. ......................................
Dowling & Partners Securities LLC...........................
Ferris, Baker Watts, Incorporated...........................
                                                              ----------
          Total.............................................  15,200,000
                                                              ==========

     The underwriters are offering the common shares subject to their acceptance of the common shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the common shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the common shares offered by this prospectus if any such common shares are taken. However, the underwriters are not required to take or pay for the common shares covered by the underwriters' over-allotment option described below.

     The underwriters initially propose to offer part of the common shares directly to the public at the public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a
concession not in excess of $       a share under the public offering price. Any
underwriter may allow, and such dealers may reallow, a concession not in excess
of $       a share to other underwriters or to certain dealers. After the initial offering of the shares of common shares, the offering price and other selling terms may from time to time be varied by the representatives.

     We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 2,280,000 additional shares of common shares at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the common shares by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common shares as the number listed next to the underwriter's name in the preceding table bears to the total number of shares of common shares listed next to the names of all underwriters in the preceding table. If the underwriters' option is exercised in
full, the total price to the public would be $          , the total
underwriters' discounts and commissions would be $          , and total proceeds
to us would be $          .

     We, certain of our directors and officers, AIG and General Re have agreed not to:

      -- offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any common shares or any securities convertible into or exercisable or exchangeable for shares, or

      -- enter into any swap or similar agreement that transfers, in whole or in part, the economic consequences of ownership of the common shares,

whether any such transaction described above is to be settled by delivery of common shares or such other securities, in cash or otherwise, for a period of 90 days after the date of this prospectus, without the prior written consent of Morgan Stanley & Co. Incorporated. The restrictions described in this paragraph do not apply to:

      --   this offering,

      -- the issuance of common shares pursuant to the AIG Option and AIG Placement,

      -- the issuance of common shares and options pursuant to our stock option plan and other compensation plans, and

      -- with respect to AIG, sales (if any) necessary in the judgment of AIG to comply with its obligation to dispose of any common shares obtained that would result in AIG becoming a United States 25% Shareholder.

     In order to facilitate the offering of the common shares, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common shares. Specifically, the underwriters may over-allot in connection with the offering, creating a short position in the common shares for their own account. In addition, to cover over-allotments or to stabilize the price of the common shares, the underwriters may bid for, and purchase, common shares in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common shares in the offering, if the syndicate repurchases previously distributed common shares in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the common shares above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

     We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

     It is anticipated that Morgan Stanley DW Inc., an affiliate of Morgan Stanley & Co. Incorporated, through Morgan Stanley Online, its online service, may be a member of the syndicate and engage in electronic offers, sales and distributions of the shares being offered.

     A prospectus in electronic format may be made available on the websites maintained by one or more underwriters. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the lead managers to underwriters that may make Internet distributions on the same basis as other allocations.

                                 LEGAL MATTERS

     The validity of the common shares under Bermuda law will be passed upon for us by Conyers Dill & Pearman, Hamilton, Bermuda. Certain legal matters in connection with the offering will be passed upon for us by Sullivan & Cromwell, New York, New York, and for the underwriters by LeBoeuf, Lamb, Greene & MacRae, L.L.P, a limited liability partnership including professional corporations, New York, New York, in each case in reliance on the opinion of Conyers Dill & Pearman with respect to Bermuda law. Sullivan & Cromwell, who serves as our U.S. counsel, also represents AIG and its subsidiaries on an ongoing basis.

                                    EXPERTS

     The consolidated financial statements of the Company and its subsidiaries have been audited by Arthur Andersen, independent auditors, as stated in their report appearing therein, and are included in reliance upon the report of such independent auditors, given upon their authority as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, and in accordance therewith file reports and other information with the Securities and Exchange Commission, which we refer to as the Commission. Such reports and other information (which are not incorporated by reference herein and do not form a part hereof except as stated below under "Incorporation of Certain Information by Reference") filed with the Commission are available to the public over the Internet at the Commission's web site at http://www.sec.gov and may be read and copied at the Commission's Public Reference Room located at 450 Fifth Street, N.W., Washington, D.C., or at the Commission's regional office in Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 or visit the Commission's website for more information about the Commission's public reference facilities.

     We have filed a registration statement on Form S-3 (together with all amendments and exhibits, which we refer to as the Registration Statement), with the Commission under the Securities Act with respect to the common shares offered hereby. This prospectus, which constitutes a part of the Registration Statement, does not contain all the information set forth in the Registration Statement. Certain items are contained in exhibits to the Registration Statement as permitted by the rules and regulations of the Commission. Statements made in this prospectus as to the content of any contract, agreement or other document are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The following documents that we have filed with the United States Securities and Exchange Commission are incorporated in this prospectus by reference:

      --   Our Annual Report on Form 10-K for the year ended December 31, 2000;

      -- Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2001, June 30, 2001 and September 30, 2001;

      -- Our Amended Quarterly Report on Form 10-Q/A for the quarter ended September 30, 2001; and

      -- The "Description of Capital Stock" included in the Registration Statement on Form 8-A dated November 23, 2001, filed under Section 12 of the Exchange Act.

     In addition, all additional documents we file with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act before all of the common shares are sold shall be deemed to be incorporated in this prospectus by reference and to be a part hereof from the date of filing of those documents. Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated in this prospectus by reference shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained or incorporated by reference herein or in any subsequently filed document which also is, or is deemed to be, incorporated by reference herein modified or superseded such statement. Any modified or superseded statement will not be deemed, except as modified or superseded, to constitute a part of this prospectus.

     We will furnish without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon that person's written or oral request a copy of any or all of the documents incorporated in this prospectus (other than the exhibits to those documents unless those exhibits are specifically incorporated by reference). Written or telephone requests should be directed to: IPC Holdings, Ltd., American International Building, 29 Richmond Road, Pembroke HM08, Bermuda (telephone number (441) 298-5100), Attention:
Corporate Secretary.

          ENFORCEABILITY OF CIVIL LIABILITIES UNDER THE UNITED STATES
                            FEDERAL SECURITIES LAWS

     IPC Holdings is a Bermuda company, and certain of our officers and directors are residents of various jurisdictions outside of the United States. All or a substantial portion of our assets and those of our officers and directors, at any one time, are or may be located in jurisdictions outside the U.S. In particular, IPCRe is also a Bermuda company. Therefore, it ordinarily could be difficult for investors to effect service of process within the U.S. on us or our officers and directors who reside outside of the U.S. or to recover against us or them on judgments of courts in the U.S., including judgments predicated upon civil liability under the U.S. federal securities laws. Notwithstanding the foregoing, we have irrevocably agreed that we may be served with process with respect to actions based on offers and sales of the common shares made by this prospectus in the U.S. by serving CT Corporation System, 111 Eighth Avenue, New York, New York 10011, our U.S. agent appointed for that purpose. We have been advised by Conyers Dill & Pearman, our Bermuda counsel, that there is doubt as to whether the courts of Bermuda would enforce (i) judgments of U.S. courts obtained in actions against us or our officers and directors that reside outside of the U.S. predicated upon the civil liability provisions of the U.S. federal securities laws and (ii) original actions brought in Bermuda against us or our officers and directors that reside outside of the U.S. predicated solely upon U.S. federal securities laws. There is no treaty in effect between the U.S. and Bermuda providing for such enforcement, and there are grounds upon which Bermuda courts may not enforce judgments of U.S. courts. Certain remedies available under the laws of U.S. jurisdictions, including certain remedies available under U.S. federal securities laws, would not be allowed in Bermuda courts as they would be considered to be contrary to Bermuda's public policy.

                      IPC HOLDINGS, LTD. AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                PAGE
                                                                ----
IPC HOLDINGS, LTD AND SUBSIDIARIES:
Report of Independent Public Accountants....................    F-2
Consolidated balance sheets as of December 31, 2000 and
  1999......................................................    F-3
Consolidated statements of income for each of the years in
  the three year period ended December 31, 2000.............    F-4
Consolidated statements of comprehensive income (loss) for
  each of the years in the three year period ended December
  31, 2000..................................................    F-5
Consolidated statements of shareholders' investment for each of the years in the three year period ended December 31,
  2000......................................................    F-6
Consolidated statements of cash flows for each of the years
  in the three year period ended December 31, 2000..........    F-7
Notes to consolidated financial statements, December 31,
  2000 and 1999.............................................    F-8
Consolidated balance sheets as of September 30, 2001 and
  December 31, 2000.........................................    F-23
Unaudited consolidated statements of (loss) income for the
  quarter and nine months ended September 30, 2001 and
  September 30, 2000........................................    F-24
Unaudited consolidated statement of comprehensive (loss)
  income for the quarter and nine months ended September 30,
  2001 and September 30, 2000...............................    F-25
Unaudited consolidated statement of cash flows for the nine
  months ended September 30, 2001 and 2000..................    F-26
Notes to unaudited consolidated financial statements........    F-27

                      IPC HOLDINGS, LTD. AND SUBSIDIARIES

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of IPC Holdings, Ltd.:

     We have audited the accompanying consolidated balance sheets of IPC Holdings, Ltd. (a Bermuda Company) and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of income, comprehensive income, shareholders' investment and cash flows for each of the years in the three year period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of IPC Holdings, Ltd. and subsidiaries as of December 31, 2000 and 1999 and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States.

                                          ARTHUR ANDERSEN

Hamilton, Bermuda
February 2, 2001

                      IPC HOLDINGS, LTD. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                        AS OF DECEMBER 31, 2000 AND 1999

                                                                2000                 1999
                                                              ---------            ---------
                                                                (EXPRESSED IN THOUSANDS OF
                                                                  UNITED STATES DOLLARS
                                                              EXCEPT FOR PER SHARE AMOUNTS)
ASSETS:
Fixed maturity investments:
  Available for sale, at fair market value
  (Amortized cost 2000: $519,194; 1999: $501,424)...........  $523,660             $487,826
Equity investments, available for sale
  (Cost 2000: $65,348; 1999: $70,699).......................    65,462               78,859
Cash and cash equivalents...................................     9,409               28,069
Reinsurance balances receivable.............................    25,419               21,460
Deferred premiums ceded.....................................     1,120                  384
Loss reserves recoverable...................................     1,187                4,585
Accrued investment income...................................    15,304               13,689
Deferred acquisition costs..................................     2,249                1,980
Prepaid expenses and other assets...........................     3,680                4,090
                                                              --------             --------
                                                              $647,490             $640,942
                                                              ========             ========
LIABILITIES:
Reserve for losses and loss adjustment expenses.............  $ 61,358             $111,441
Unearned premiums...........................................    19,068               16,364
Reinsurance balances payable................................       920                1,190
Deferred commissions........................................       202                   33
Accounts payable and accrued liabilities....................     6,672                6,983
                                                              --------             --------
                                                                88,220              136,011
                                                              --------             --------
SHAREHOLDERS' INVESTMENT:
Share capital--
  2000: 25,039,713 shares outstanding, par value $0.01;
  1999: 25,033,932 shares outstanding, par value $0.01......       250                  250
Additional paid-in capital..................................   299,929              299,833
Retained earnings...........................................   254,511              210,286
Accumulated other comprehensive income (loss)...............     4,580               (5,438)
                                                              --------             --------
                                                               559,270              504,931
                                                              --------             --------
                                                              $647,490             $640,942
                                                              ========             ========

The accompanying notes are an integral part of these consolidated financial statements

                      IPC HOLDINGS, LTD. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME
     FOR EACH OF THE YEARS IN THE THREE YEAR PERIOD ENDED DECEMBER 31, 2000

                                                         2000           1999           1998
                                                      -----------    -----------    -----------
                                                      (EXPRESSED IN THOUSANDS OF UNITED STATES
                                                        DOLLARS EXCEPT FOR PER SHARE AMOUNTS)
REVENUES:
Gross premiums written..............................  $    93,757    $    97,162    $   111,265
Premiums ceded......................................       (4,827)        (3,816)            --
                                                      -----------    -----------    -----------
Net premiums written................................       88,930         93,346        111,265
Change in unearned premiums.........................       (1,969)         1,621          8,860
                                                      -----------    -----------    -----------
Premiums earned.....................................       86,961         94,967        120,125
Net investment income...............................       31,089         30,327         30,053
Realized gains (losses), net on investments.........          544         30,355          7,014
                                                      -----------    -----------    -----------
                                                          118,594        155,649        157,192
                                                      -----------    -----------    -----------
EXPENSES:
Losses and loss adjustment expenses, net............       53,661        129,362         61,459
Acquisition costs, net..............................        9,049         13,028         16,968
General and administrative expenses.................        9,311          9,641         10,680
Exchange loss, net..................................        2,348            411            371
                                                      -----------    -----------    -----------
                                                           74,369        152,442         89,478
                                                      -----------    -----------    -----------
NET INCOME..........................................  $    44,225    $     3,207    $    67,714
                                                      ===========    ===========    ===========
Basic net income per common share...................  $      1.77    $      0.13    $      2.71
Diluted net income per common share.................  $      1.73    $      0.12    $      2.55
Weighted average number of common shares--basic.....   25,034,414     25,033,932     25,031,211
Weighted average number of common shares--diluted...   25,497,671     25,988,116     26,547,062

The accompanying notes are an integral part of these consolidated financial statements

                      IPC HOLDINGS, LTD. AND SUBSIDIARIES

             CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
     FOR EACH OF THE YEARS IN THE THREE YEAR PERIOD ENDED DECEMBER 31, 2000

                                                               2000        1999       1998
                                                              -------    --------    -------
                                                                 (EXPRESSED IN THOUSANDS
                                                                OF UNITED STATES DOLLARS)
NET INCOME..................................................  $44,225    $  3,207    $67,714
                                                              -------    --------    -------
OTHER COMPREHENSIVE INCOME (LOSS):
  Holding gains (losses), net on investments during
     period.................................................   10,562      (6,024)    28,479
  Reclassification adjustment for (gains) losses included in
     net income.............................................     (544)    (30,355)    (7,014)
                                                              -------    --------    -------
                                                               10,018     (36,379)    21,465
                                                              -------    --------    -------
COMPREHENSIVE INCOME (LOSS).................................  $54,243    $(33,172)   $89,179
                                                              =======    ========    =======

The accompanying notes are an integral part of these consolidated financial statements

                      IPC HOLDINGS, LTD. AND SUBSIDIARIES

              CONSOLIDATED STATEMENTS OF SHAREHOLDERS' INVESTMENT
     FOR EACH OF THE YEARS IN THE THREE YEAR PERIOD ENDED DECEMBER 31, 2000

                                                               2000         1999         1998
                                                             ---------    ---------    ---------
                                                              (EXPRESSED IN THOUSANDS OF UNITED
                                                             STATES DOLLARS EXCEPT FOR PER SHARE
                                                                          AMOUNTS)
COMMON SHARES PAR VALUE $0.01:
Balance, beginning of year.................................  $    250     $    250     $    250
Additional shares issued...................................        --           --           --
                                                             --------     --------     --------
Balance, end of year.......................................  $    250     $    250     $    250
                                                             ========     ========     ========
ADDITIONAL PAID-IN CAPITAL:
Balance, beginning of year.................................  $299,833     $299,833     $299,533
Additional paid-in capital on shares issued................        96           --          300
                                                             --------     --------     --------
Balance, end of year.......................................  $299,929     $299,833     $299,833
                                                             ========     ========     ========
RETAINED EARNINGS:
Balance, beginning of year.................................  $210,286     $234,928     $219,034
Net income.................................................    44,225        3,207       67,714
Dividends..................................................        --      (27,849)     (51,820)
                                                             --------     --------     --------
Balance, end of year.......................................  $254,511     $210,286     $234,928
                                                             ========     ========     ========
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS):
Balance, beginning of year.................................  $ (5,438)    $ 30,941     $  9,476
Other comprehensive income (loss)..........................    10,018      (36,379)      21,465
                                                             --------     --------     --------
Balance, end of year.......................................  $  4,580     $ (5,438)    $ 30,941
                                                             ========     ========     ========

The accompanying notes are an integral part of these consolidated financial statements

                      IPC HOLDINGS, LTD. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
     FOR EACH OF THE YEARS IN THE THREE YEAR PERIOD ENDED DECEMBER 31, 2000

                                                            2000         1999         1998
                                                          ---------    ---------    ---------
                                                           (EXPRESSED IN THOUSANDS OF UNITED
                                                                    STATES DOLLARS)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income..............................................  $  44,225    $   3,207    $  67,714
Adjustments to reconcile net income to cash (used in)
  provided by operating activities:
  Amortization of investment (discounts) premiums,
     net................................................       (478)           9          542
  Realized (gains) losses, net on investments...........       (544)     (30,355)      (7,014)
  Changes in, net:
     Reinsurance balances receivable....................     (3,959)        (713)       6,976
     Funds held by reinsured companies..................         --        2,434       (2,422)
     Deferred premiums ceded............................       (736)        (384)          --
     Loss reserves recoverable..........................      3,398       (4,585)          --
     Accrued investment income..........................     (1,615)       1,063         (378)
     Deferred acquisition costs.........................       (269)          68          545
     Prepaid expenses and other assets..................        410         (961)      (1,571)
     Reserve for losses and loss adjustment expenses....    (50,083)      59,215       24,636
     Unearned premiums..................................      2,704       (1,238)      (8,860)
     Reinsurance balances payable.......................       (270)       1,190           --
     Deferred commissions...............................        169           33           --
     Accounts payable and accrued liabilities...........       (311)        (328)       4,637
                                                          ---------    ---------    ---------
                                                             (7,359)      28,655       84,805
                                                          =========    =========    =========
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of equity investments.........................     (5,836)     (81,908)      (3,633)
Proceeds from sales of equity investments...............     12,087      110,798       17,804
Purchases of fixed maturity investments.................   (224,097)    (315,316)    (335,087)
Proceeds from sales of fixed maturity investments.......    194,449      233,673      264,325
Proceeds from maturities of fixed maturity
  investments...........................................     12,000       59,050       34,526
                                                          ---------    ---------    ---------
                                                            (11,397)       6,297      (22,065)
                                                          ---------    ---------    ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
Additional share capital................................         96           --          300
Cash dividends paid to shareholders.....................         --      (27,849)     (51,820)
                                                          ---------    ---------    ---------
                                                                 96      (27,849)     (51,520)
                                                          =========    =========    =========
Net (decrease) increase in cash and cash equivalents....    (18,660)       7,103       11,220
                                                          ---------    ---------    ---------
Cash and cash equivalents, beginning of year............     28,069       20,966        9,746
                                                          ---------    ---------    ---------
Cash and cash equivalents, end of year..................  $   9,409    $  28,069    $  20,966
                                                          =========    =========    =========

The accompanying notes are an integral part of these consolidated financial statements

                      IPC HOLDINGS, LTD. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 AND 1999
 (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS EXCEPT FOR PER SHARE AMOUNTS)

1-GENERAL

     IPC Holdings, Ltd. (the "Company") was incorporated in Bermuda on May 20, 1993 and through its wholly-owned subsidiary, IPCRe Limited (formerly known as International Property Catastrophe Reinsurance Company, Ltd.) ("IPCRe"), provides reinsurance of property catastrophe risks worldwide, substantially all on an excess-of-loss basis. Property catastrophe reinsurance covers unpredictable events such as hurricanes, windstorms, hailstorms, earthquakes, volcanic eruptions, fires, freezes, industrial explosions and other man-made or natural disasters. IPCRe's loss experience will generally include infrequent events of great severity. IPCRe's clients include many of the leading insurance companies in the world. Approximately 42% of premiums written in 2000 related to U.S. risks. The balance of IPCRe's covered risks are located principally in Europe, Japan and Australia/New Zealand.

     On December 20, 1995, the Board of Directors of the Company approved a plan to register shares for sale to the public. On December 20, 1995, the Board of Directors of the Company also approved an exchange of the capital stock of the Company whereby the existing voting and non-voting shares of the Company were exchanged for Common Shares (the "Exchange"). The existing shareholders received 25,000 new Common Shares for each voting or non-voting share held at the time of the offering. Share information presented in the consolidated financial statements, including these notes, gives effect to the Exchange.

     On March 13, 1996, the Company completed an initial public offering in which 13,521,739 common shares held by existing shareholders were sold. All of the shares sold were sold by existing shareholders. Consequently, the Company did not receive any of the proceeds of the offering. The Company paid certain expenses related to the offering, including certain expenses on behalf of the selling shareholders.

     On June 27, 1997, the Company incorporated a subsidiary in the United Kingdom, named IPCRe Services Limited. This subsidiary's purpose was to perform the same functions that were previously performed by the Company's representative office in London. IPCRe Services Limited ceased trading in January, 2000 and is in the process of being struck off the Register of Companies.

     On September 10, 1998, IPCRe incorporated a subsidiary in Ireland, named IPCRe Europe Limited. This company underwrites selected reinsurance business in Europe.

2-SIGNIFICANT ACCOUNTING POLICIES

     The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The significant accounting policies are as follows:

  a)  PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, IPCRe, and IPCRe Services Limited (together "IPC"). All significant intercompany transactions have been eliminated in consolidation.

  b)  PREMIUMS AND ACQUISITION COSTS

     Premiums written are recorded at the policy inception date and are based on information received from ceding companies. Subsequent premium adjustments, if any, are recorded in the period in which they are

                      IPC HOLDINGS, LTD. AND SUBSIDIARIES
determined. Premiums are earned on a pro-rata basis over the period for which reinsurance coverage is provided. Unearned premiums represent the portion of premiums written which is applicable to the unexpired terms of the policies in force.

     Acquisition costs, consisting primarily of commissions and brokerage expenses incurred at policy issuance, are deferred and amortized to income over the period in which the related premiums are earned. Deferred acquisition costs are limited to estimated realizable value based on related unearned premium, anticipated claims and expenses and investment income.

  c)  RESERVE FOR LOSSES AND LOSS ADJUSTMENT EXPENSES

     The reserve for losses and loss adjustment expenses, which includes an allowance for losses and loss adjustment expenses incurred but not reported, is based on reports, individual case estimates received from ceding companies, actuarial determinations and management's estimates. For certain catastrophic events there is considerable uncertainty underlying the assumptions and associated estimated reserves for losses and loss adjustment expenses. Reserves are reviewed regularly and, as experience develops and new information becomes known, the reserves are adjusted as necessary. Such adjustments, if any, are reflected in results of operations in the period in which they become known.

  d)  INVESTMENTS

     Investments consist of fixed income securities and common stock. Investments are stated at market value as determined by the most recently traded price of each security at the balance sheet date. By policy, IPCRe invests in high-grade marketable securities. All investments are defined as available-for-sale securities under the provisions of Statement of Financial Accounting Standards No. ("SFAS") 115, "Accounting for Certain Investments in Debt and Equity Securities." Unrealized gains and losses are included as a separate component of shareholders' investment.

     Investments are recorded on a trade date basis. Realized gains and losses on sales of investments are determined on the basis of first-in, first-out. Investment income is recognized when earned and includes the amortization of premiums and accretion of discounts on investments.

  e)  TRANSLATION OF FOREIGN CURRENCIES

     Transactions in foreign currencies are translated into U.S. dollars at the rate of exchange prevailing at the date of each transaction. Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the exchange rates in effect on the balance sheet date. Foreign currency revenues and expenses are translated at the average exchange rates prevailing during the period. Exchange gains and losses, including those arising from forward exchange contracts, are included in the determination of net income. IPC's functional currency is the U.S. dollar, since it is the single largest currency in which IPC transacts its business. The U.S. dollar is also the currency in which IPC holds, and will continue to hold, most of its investments and in which investment returns are measured.

  f)  CASH AND CASH EQUIVALENTS

     Cash and cash equivalents include amounts held in banks and time deposits with maturities of less than three months from the date of purchase.

  g)  NET INCOME PER COMMON SHARE

     The Company has adopted Statement of Financial Accounting Standards No. 128, "Earnings per Share," which requires dual presentation of basic and diluted earnings per share. Diluted net income per common share is computed by dividing net income by the weighted average number of shares of common stock and

                      IPC HOLDINGS, LTD. AND SUBSIDIARIES
common stock equivalents outstanding during the year. Stock options are considered common stock equivalents for the purpose of calculating diluted net income per common share, and were included in the weighted average number of shares outstanding using the Treasury Stock method.

  h)  STOCK INCENTIVE COMPENSATION PLAN

     In 1997, the Company adopted Statement of Financial Accounting Standard No. 123 ("SFAS 123"), "Accounting for Stock-based Compensation." As permitted under this standard, the Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," in accounting for its stock options and accordingly, recognizes compensation expense for stock option grants to the extent that the fair value of the stock exceeds the exercise price of the option at the measurement date.

  i)  ACCOUNTING FOR DERIVATIVES

     The Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities." Subsequently, FASB issued Statement of Financial Accounting Standard No. 137, ("SFAS 137") which effectively deferred the implementation date of SFAS 133 to periods beginning after June 15, 2000. Management does not believe the impact of the adoption of SFAS 133 on IPC's financial position or results of operations to be material.

3-INVESTMENTS

     a) The cost or amortized cost, gross unrealized gains, gross unrealized losses and market value of investments available for sale by category as of December 31, 2000 and December 31, 1999 are as follows:

                                              COST OR       GROSS         GROSS
                                             AMORTIZED    UNREALIZED    UNREALIZED     MARKET
                                               COST         GAINS         LOSSES       VALUE
                                             ---------    ----------    ----------    --------
DECEMBER 31, 2000
U.S. Government and government agencies....  $125,877      $ 1,965       $ (1,050)    $126,792
Other governments..........................    77,811        1,303           (216)      78,898
Corporate..................................   263,044        1,923         (1,445)     263,522
Supranational entities.....................    52,462        1,996            (10)      54,448
                                             --------      -------       --------     --------
                                             $519,194      $ 7,187       $ (2,721)    $523,660
                                             ========      =======       ========     ========
Equity investments.........................  $ 65,348      $11,078       $(10,964)    $ 65,462
                                             ========      =======       ========     ========

                                              COST OR       GROSS         GROSS
                                             AMORTIZED    UNREALIZED    UNREALIZED     MARKET
                                               COST         GAINS         LOSSES       VALUE
                                             ---------    ----------    ----------    --------
DECEMBER 31, 1999
U.S. Government and government agencies....  $ 84,901      $    15       $ (4,946)    $ 79,970
Other governments..........................   133,913            2         (2,278)     131,637
Corporate..................................   241,668           92         (6,172)     235,588
Supranational entities.....................    40,942           15           (326)      40,631
                                             --------      -------       --------     --------
                                             $501,424      $   124       $(13,722)    $487,826
                                             ========      =======       ========     ========
Equity investments.........................  $ 70,699      $14,167       $ (6,007)    $ 78,859
                                             ========      =======       ========     ========

                      IPC HOLDINGS, LTD. AND SUBSIDIARIES

     b) The contractual maturity dates of fixed maturity investments available for sale as of December 31, 2000 are as follows:

                                                              AMORTIZED     MARKET
                                                                COST        VALUE
                                                              ---------    --------
Due in one year or less.....................................  $ 26,116     $ 26,010
Due after one year through five years.......................   478,753      482,844
Due after five years through ten years......................    14,325       14,806
                                                              --------     --------
                                                              $519,194     $523,660
                                                              ========     ========

     Expected maturities may differ from contractual maturities because borrowers may have the right to prepay obligations with or without prepayment penalties.

  c)  PLEDGED ASSETS

     In the normal course of business IPCRe provides security to reinsureds if requested. Such security takes the form of a letter of credit or a cash advance. Letters of credit are issued by a bank at the request of IPCRe.

     Under an agreement effective September 20, 1994, amended in 1999, IPCRe provides the bank security by giving the bank a lien over certain of IPCRe's investments in an amount not to exceed the aggregate letters of credit outstanding to a maximum of $27,500 (1999: $27,500). As of December 31, 2000 and 1999 the bank had outstanding letters of credit of $22,339 and $23,774, respectively.

  d)  NET INVESTMENT INCOME

                                                               2000       1999       1998
                                                              -------    -------    -------
Interest on fixed maturity investments......................  $30,357    $29,315    $30,256
Interest on cash and cash equivalents.......................    1,211      1,844        781
Net amortization of discounts (premiums) on investments.....      478          9       (542)
                                                              -------    -------    -------
                                                               32,046     31,168     30,495
Net dividend income from equities...........................      611        748        980
Less: investment expenses...................................   (1,568)    (1,589)    (1,422)
                                                              -------    -------    -------
Net investment income.......................................  $31,089    $30,327    $30,053
                                                              =======    =======    =======

                      IPC HOLDINGS, LTD. AND SUBSIDIARIES

     e) Proceeds from sales of available for sale securities for the years ended December 31, 2000, 1999 and 1998 were $206,536, $344,471 and $282,129, respectively. Components of realized gains and losses are summarized in the following table:

                                                               2000       1999       1998
                                                              -------    -------    ------
FIXED MATURITY INVESTMENTS:
Gross realized gains........................................  $   367    $ 1,021    $4,002
Gross realized losses.......................................     (724)      (987)     (407)
                                                              -------    -------    ------
Net realized (losses) gains.................................     (357)        34     3,595
                                                              -------    -------    ------
EQUITY INVESTMENTS:
Gross realized gains........................................    2,790     33,604     3,753
Gross realized losses.......................................   (1,889)    (3,283)     (334)
                                                              -------    -------    ------
Net realized gains..........................................      901     30,321     3,419
                                                              -------    -------    ------
Total net realized gains....................................  $   544    $30,355    $7,014
                                                              =======    =======    ======

     Changes in net unrealized gains (losses) were $10,018, $(36,379) and $21,465, respectively, for the years ended December 31, 2000, 1999 and 1998.

     f) The following table summarizes the composition of the fair value of all cash and cash equivalents and fixed maturity investments by rating:

                                                         DECEMBER 31,   DECEMBER 31,
                                                             2000           1999
                                                         ------------   ------------
Cash and cash equivalents..............................       1.8%           5.4%
U.S. Government and government agencies................      23.8%          15.5%
AAA....................................................      29.0%         30.50%
AA.....................................................      28.7%          39.3%
A......................................................      16.7%           9.3%
                                                            -----          -----
                                                            100.0%         100.0%
                                                            =====          =====

     The primary rating source is Moody's Investors Service Inc. ("Moody's"). When no Moody's rating is available, Standard & Poor's Corporation ("S & P") ratings are used.

     g) IPCRe holds shares of stock in all of the companies which comprise the Standard & Poor's 500 Index ("S & P 500"). The number of shares of stock held is such that their weighting within IPCRe's portfolio matches the weighting of each stock within the index.

4-FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following table presents the carrying values and estimated fair values of IPC's financial instruments as of December 31, 2000 and December 31, 1999:

                                                   DECEMBER 31, 2000       DECEMBER 31, 1999
                                                  --------------------    --------------------
                                                  CARRYING      FAIR      CARRYING      FAIR
                                                   VALUE       VALUE       VALUE       VALUE
                                                  --------    --------    --------    --------
Cash and cash equivalents.......................  $  9,409    $  9,409    $ 28,069    $ 28,069
Fixed maturity investments......................   523,660     523,660     487,826     487,826
Equity investments..............................    65,462      65,462      78,859      78,859

                      IPC HOLDINGS, LTD. AND SUBSIDIARIES

     The carrying amount of cash and cash equivalents approximates fair value because of the short maturity of those instruments. The fair values of investments are based on quoted market prices provided by either independent pricing services or when such prices are not available, by reference to broker or underwriter bid indications.

5-CEDED REINSURANCE

     IPCRe utilizes reinsurance to reduce its exposure to large losses. Effective January 1, 1999, IPCRe arranged a proportional reinsurance facility. Business covered is property catastrophe business written by IPCRe, and provides coverage up to $50 million in each of at least 5 named zones, plus potentially other zones of IPCRe's choosing, provided that they do not accumulate with the named zones. The United States and the Caribbean are excluded zones. The named zones are the United Kingdom; Europe (excluding the U.K.); Australia/New Zealand; Japan and Canada. Business ceded to the facility is solely at the discretion of IPCRe. Within these limitations, IPCRe may designate the treaties to be included in the facility, subject to IPCRe retaining at least 50% of the risk. The premium ceded is pro rata, less brokerage and an override commission. A subsidiary of AIG is a participating reinsurer, and committed a 10% participation on a direct basis. Most reinsurers participating in the facility have ratings of AA or above, and the minimum rating is A. Although reinsurance agreements contractually obligate the reinsurers to reimburse IPCRe for the agreed upon portion of its gross paid losses, they do not discharge IPCRe's primary liability. Management believes that the risk of non-payment by the reinsurers is minimal.

     Premiums ceded to the reinsurance facility for the years ended December 31, 2000 and 1999, respectively, were $4,827 and $3,816 written, of which $4,091 and $3,432 were expensed. Balances payable to the participants are displayed as reinsurance balances payable on the balance sheet.

6-COMMON STOCK AND ADDITIONAL PAID-IN CAPITAL

     On June 29, 1993 shareholders contributed total funds of $300,000 through a private placement offering of which $483 was used to pay placement costs.

     The authorized share capital of the Company as of December 31, 2000 and December 31, 1999 consisted of the following:

                                                                   SHARES               ADDITIONAL
                                                    AUTHORIZED   ISSUED AND    SHARE     PAID-IN
                                                      SHARES     FULLY PAID   CAPITAL    CAPITAL
                                                    ----------   ----------   -------   ----------
DECEMBER 31, 2000
Voting common shares, par value U.S. $0.01 each...  75,000,000   25,039,713    $250     $  299,929
Preferred shares, par value U.S. $0.01 each.......  25,000,000          --       --             --
                                                    ----------   ----------    ----     ----------

                                                                   SHARES               ADDITIONAL
                                                    AUTHORIZED   ISSUED AND    SHARE     PAID-IN
                                                      SHARES     FULLY PAID   CAPITAL    CAPITAL
                                                    ----------   ----------   -------   ----------
DECEMBER 31, 1999
Voting common shares, par value U.S. $0.01 each...  75,000,000   25,033,932    $250      $299,833
Preferred shares, par value U.S. $0.01 each.......  25,000,000          --       --            --
                                                    ----------   ----------    ----      --------

     There are various restrictions on the ability of certain shareholders to dispose of their shares.

     The Company did not pay dividends during 2000.

                      IPC HOLDINGS, LTD. AND SUBSIDIARIES

     In March, June, September and December 1999, respectively, the Company paid quarterly dividends of $0.3175, $0.3175, $0.3175 and $0.16, per share to holders of its common shares.

     In March, June, September and December 1998, respectively, the Company paid quarterly dividends of $0.3175, $0.3175, $0.3175 and $0.3175, per share to holders of its common shares. In addition, in March 1998, the Company paid a special dividend of $0.80 per share to holders of its common shares.

7-SHARE PURCHASE OPTIONS

     In conjunction with the private placement offering discussed in Note 6, the Company granted to American International Group, Inc. ("AIG") an option to acquire up to 2,775,000 common shares at an exercise price of $12.7746 per share (the "AIG Option"). The $12.7746 exercise price per share at the time of the private placement was equal to the price paid per share by all of the Company's shareholders, other than AIG (which paid $9.60 per share). Following consummation of the offering referred to in Note 1, the AIG Option is exercisable in certain circumstances, generally upon an offering of common stock subsequent to the initial public offering referred to in Note 1, upon amalgamation, merger, or sale of the assets of the Company or at certain dates between June 29, 2001 and June 23, 2003 provided that the book value per share on such dates is at least 175% of the exercise price.

     The Company also adopted a Stock Option Plan (the "Plan"), effective February 15, 1996. Under the amended Plan, approved by shareholders in June 1999, at the discretion of the Compensation Committee of the Board of Directors (the "Committee"), the Company may grant to certain employees up to 577,500 common shares, $0.01 par value (1999: 577,500 common shares, $0.01 par value). The exercise price of the options granted under the Plan shall be as determined by the Committee in its sole discretion, including, but not limited to, the book value per share or the publicly traded market price per share.

     On February 15, 1996 and July 25, 1996, the Company granted options to acquire 85,249 common shares to officers and management employees at an exercise price of $16.54 per common share which equaled the book value per common share as of December 31, 1995. Between January 2,1997 and December 31, 2000, the Company granted options to acquire common shares to officers and management employees at exercise prices ranging from $13.375 and $32.1875 per common share, which equaled the opening market prices on the dates of grant. Such options vest at a rate of 25% annually and lapse on the tenth anniversary of issue.

     The effect on net income and net income per common share of recording compensation expense under the provisions of SFAS 123, "Accounting for Stock-based Compensation," versus compensation expense under the provisions of APB Opinion No. 25 is not material for the years ended December 31, 2000, 1999 and 1998.

                      IPC HOLDINGS, LTD. AND SUBSIDIARIES

     A summary of the status of the Company's stock option plan as of December 31, 2000, 1999 and 1998 and changes during the years then ended is presented in the tables and narrative below:

                                  2000                     1999                     1998
                          ---------------------    ---------------------    ---------------------
                           NUMBER      EXERCISE     NUMBER      EXERCISE     NUMBER      EXERCISE
                          OF SHARES     PRICE      OF SHARES     PRICE      OF SHARES     PRICE
                          ---------    --------    ---------    --------    ---------    --------
Outstanding, beginning
  of year...............   187,813      $23.87      125,938      $24.38       90,767      $18.87
Granted.................   109,000      $15.19       61,875      $22.81       51,500      $32.19
Exercised...............     5,781      $16.54           --          --       16,329      $18.36
Forfeited...............        --          --           --          --           --          --
Expired.................        --          --           --          --           --          --
Outstanding, end of
  year..................   291,032      $20.76      187,813      $23.87      125,938      $24.38
Exercisable, end of
  year..................   101,000      $22.77       50,642      $22.02       10,969      $18.65
Weighted average fair
  value of options
  granted (per share)...  $   6.79                 $   6.66                 $  11.73

     The fair value of options granted during 2000 was estimated using the Black-Scholes option pricing model, using assumed risk-free rates of interest of between 6.00% and 6.40%; expected dividend yields of 0.00% to 4.16%; an expected life of 7 years; and an expected volatility of 55% to 66%.

     The fair value of options granted on January 4, 1999 was estimated using the Black-Scholes option pricing model, using an assumed risk-free rate of interest of 4.62%; an expected dividend yield of 5.567%; an expected life of 7 years; and an expected volatility of 45%.

     The fair value of options granted on January 2, 1998 was estimated using the Black-Scholes option pricing model, using an assumed risk-free rate of interest of 5.63%; an expected dividend yield of 3.945%; an expected life of 7 years; and an expected volatility of 45%.

                                            WEIGHTED
                       OUTSTANDING AT       AVERAGE           WEIGHTED      EXERCISABLE AT      WEIGHTED
      RANGE OF          DECEMBER 31,      CONTRACTUAL         AVERAGE        DECEMBER 31,       AVERAGE
   EXERCISE PRICE           2000        PERIODS IN YEARS   EXERCISE PRICE        2000        EXERCISE PRICE
---------------------  --------------   ----------------   --------------   --------------   --------------
       $13-19             147,157             8.03             $15.54           38,157           $16.54
       $19-25              92,375             7.34             $22.71           37,093           $22.63
       $25-31                   0                0             $ 0.00                0           $ 0.00
      Over $31             51,500             7.00             $32.19           25,750           $32.19
                          -------             ----             ------          -------           ------
       $13-33             291,032             7.63             $20.76          101,000           $22.77

                      IPC HOLDINGS, LTD. AND SUBSIDIARIES

8-NET INCOME PER COMMON SHARE

     A reconciliation of the numerator and the denominator for basic and diluted net income per common share ("EPS") is given in the following table:

                                                    INCOME       SHARES      AMOUNT PER SHARE
                                                    -------    ----------    ----------------
DECEMBER 31, 2000
Basic EPS.........................................  $44,225    25,034,414         $1.77
Effect of Dilutive Options........................                463,257
Diluted EPS.......................................  $44,225    25,497,671         $1.73
DECEMBER 31, 1999
Basic EPS.........................................  $ 3,207    25,033,932         $0.13
Effect of Dilutive Options........................                954,184
Diluted EPS.......................................  $ 3,207    25,988,116         $0.12
DECEMBER 31, 1998
Basic EPS.........................................  $67,714    25,031,211         $2.71
Effect of Dilutive Options........................              1,515,851
Diluted EPS.......................................  $67,714    26,547,062         $2.55

9-RELATED PARTY TRANSACTIONS

     In addition to the share purchase options discussed in Note 7, IPC has entered into the following transactions and agreements with companies affiliated with AIG:

  A)  ADMINISTRATIVE SERVICES

     The Company and IPCRe are parties to an agreement with American International Company, Limited ("AICL"), an indirect wholly-owned subsidiary of AIG, under which AICL provides administrative services for a fee of 2.5% of the first $500,000 annual gross written premiums (1.5% of the next $500,000 and 1% thereafter). These fees are included in general and administrative expenses in the accompanying consolidated statements of income. This administrative services agreement terminates on June 30, 2003 and is automatically renewed thereafter for successive three year terms unless prior written notice to terminate is delivered by or to AICL at least 180 days prior to the end of such three year term. In addition, IPCRe Europe Limited is party to an agreement with AIG Insurance Management Services (Europe) Limited ("AIMS"), an indirect wholly-owned subsidiary of AIG, under which AIMS provides administrative services for an annual fee of approximately $30 per annum. This agreement may be terminated by either party subject to three months' written notice.

  B)  INVESTMENT MANAGEMENT SERVICES

     IPCRe is party to an agreement with AIG Global Investment Corp. (Ireland) Limited ("AIGGIC"), an indirect wholly-owned subsidiary of AIG, under which AIGGIC provides investment advisory and management services. This agreement is subject to termination by either party on 30 days' written notice. IPCRe has

                      IPC HOLDINGS, LTD. AND SUBSIDIARIES
agreed to pay fees to AIGGIC based on the month end market value of the total investment portfolio as follows:

                                                                ANNUAL FEE
                     PORTFOLIO BALANCE                        IN BASIS POINTS
------------------------------------------------------------  ---------------
Up to $100,000..............................................        35
Excess of $100,000 through $200,000.........................        25
Excess of $200,000..........................................        15

     These fees are included in net investment income in the accompanying consolidated statements of income.

  C)  INVESTMENT CUSTODIAN SERVICES

     IPCRe is party to an agreement with AIG Trust Services Limited ("AIGTS"), an indirect wholly-owned subsidiary of AIG, under which AIGTS provides investment custodian services. IPCRe has agreed to pay fees of 0.04% per annum based on the month end market value of investments held under custody, plus reimbursement of fees and out-of-pocket expenses. These fees are included in net investment income in the accompanying consolidated statements of income. This agreement may be terminated by either party upon 90 days' written notice.

     The following amounts were incurred for services provided by wholly-owned subsidiaries of AIG:

                                                                     INVESTMENT    INVESTMENT
                                                   ADMINISTRATIVE    MANAGEMENT    CUSTODIAN
                                                      SERVICES        SERVICES      SERVICES
                                                   --------------    ----------    ----------
Year ended December 31, 2000.....................      $2,316          $1,189         $379
Year ended December 31, 1999.....................       2,492           1,219          370
Year ended December 31, 1998.....................       3,012           1,075          347

     The following amounts were payable as of the balance sheet date to subsidiaries of AIG for these services:

December 31, 2000...........................................  $989
December 31, 1999...........................................   567

  D)  RELATED PARTY BUSINESS

     IPCRe assumed premiums from companies affiliated with two shareholders of the Company. Premiums assumed were $10,004, $8,862 and $9,858, respectively, for the years ended December 31, 2000, 1999 and 1998. In addition, IPCRe assumed premiums through brokers related to shareholders of the Company totaling $5,308, $4,870 and $6,080, respectively, for the years ended December 31, 2000, 1999 and 1998. Brokerage fees and commissions incurred in respect of this business were approximately $531, $467 and $601, respectively, for the years ended December 31, 2000, 1999 and 1998. IPCRe ceded premiums to a company affiliated with a shareholder (see Note 5). Premiums ceded were $483, $382 and $0, respectively, for the years ended December 31, 2000, 1999 and 1998. All such transactions were undertaken on normal commercial terms. Reinsurance premiums receivable due from related parties as of December 31, 2000 and December 31, 1999 were $3,847 and $3,886, respectively. Reinsurance balances payable to related parties as of December 31, 2000 and 1999 were $95 and $119, respectively.

     e) A director and executive officer of various AIG subsidiaries and affiliates serves as the Chairman of the Board of Directors of the Company and IPCRe. In addition, the managing director of AIMS serves as a director of IPCRe Europe Limited.

                      IPC HOLDINGS, LTD. AND SUBSIDIARIES

10-RESERVE FOR LOSSES AND LOSS ADJUSTMENT EXPENSES

     Activity in the reserve for losses and loss adjustment expenses is summarized as follows:

                                                               2000        1999        1998
                                                             --------    --------    --------
Balance, beginning of year.................................  $106,856    $ 52,226    $ 27,590
                                                             --------    --------    --------
Net losses incurred related to:
Current year...............................................    13,508     116,322      55,815
Prior years................................................    40,153      13,040       5,644
                                                             --------    --------    --------
                                                               53,661     129,362      61,459
                                                             --------    --------    --------
Net paid losses related to:
Current year...............................................    (2,648)    (37,013)    (22,256)
Prior years................................................   (94,104)    (37,270)    (15,100)
                                                             --------    --------    --------
                                                              (96,752)    (74,283)    (37,356)
Effect of foreign exchange movements.......................    (3,594)       (449)        533
                                                             --------    --------    --------
Total net reserves, end of year............................    60,171     106,856      52,226
Loss reserves recoverable, end of year.....................     1,187       4,585          --
                                                             --------    --------    --------
Gross loss reserves, end of year...........................  $ 61,358    $111,441    $ 52,226
                                                             ========    ========    ========

     Losses incurred in the year ended December 31, 2000 in respect of prior years included increases related to Cyclones Lothar and Martin, which struck northern Europe in December 1999, and Typhoon Bart, which struck Japan in September 1999.

     Losses incurred in the year ended December 31, 1999 in respect of prior years included increases related to Typhoon Vicki, the cyclone which struck Gujarat State in India, Cats# 47, 51, 54 and 56 in the United States, as well as Hurricanes Bonnie and Mitch. In addition, there were late reported claims from Italian crop-hail covers, a hailstorm which struck Brisbane, Australia and winter storms which struck Ireland, in December 1998.

     Losses incurred in the year ended December 31, 1998 in respect of prior years included late reported losses in respect of a number of per risk treaties, including events in Brazil and Malaysia, claim development for Marine business, offset by some reductions to previously reported claims from some per risk treaties.

     An independent firm of actuaries has reviewed IPCRe's loss reserves.

                      IPC HOLDINGS, LTD. AND SUBSIDIARIES

11-WRITTEN PREMIUM BY GEOGRAPHIC REGION

     Financial information relating to reinsurance premiums written by geographic region is as follows:

                                DECEMBER 31, 2000    DECEMBER 31, 1999    DECEMBER 31, 1998
                                -----------------    -----------------    -----------------
                                PREMIUMS             PREMIUMS             PREMIUMS
                                WRITTEN       %      WRITTEN       %      WRITTEN       %
                                --------    -----    --------    -----    --------    -----
Geographic Area(1)
United States.................  $39,107      41.7%   $37,043      38.1%   $50,796      45.7%
Worldwide(2)..................   14,992      16.0%    14,570      15.0%    14,050      12.6%
Worldwide (excluding the
  U.S.)(3)....................    4,827       5.2%     5,739       5.9%     3,513       3.2%
United Kingdom................   10,467      11.1%     9,684      10.0%    13,533      12.2%
Europe (excluding the U.K.)...    8,677       9.3%     9,748      10.0%    10,022       9.0%
Japan.........................    4,175       4.5%     3,492       3.6%     4,139       3.7%
Australia/New Zealand.........    5,188       5.5%     7,774       8.0%     8,589       7.7%
Other.........................    6,324       6.7%     9,112       9.4%     6,623       5.9%
                                -------     -----    -------     -----    --------    -----
                                $93,757     100.0%   $97,162     100.0%   $111,265    100.0%
                                -------     -----    -------     -----    --------    -----

------------
(1) Except as otherwise noted, each of these categories includes contracts that cover risks located primarily in the designated geographic area.

(2) Includes contracts that cover risks primarily in two or more countries, including the United States.

(3) Includes contracts that cover risks primarily in two or more countries, excluding the United States.

12-CONCENTRATION AND CREDIT RISK

     As of December 31, 2000 and December 31, 1999, IPC held U.S. Treasury notes which represented approximately 11% and 8%, respectively, of shareholders' investment.

     Credit risk arises out of the failure of a counterparty to perform according to the terms of the contract. IPC does not require collateral or other security to support financial instruments with credit risk.

     A single broker accounted for approximately 36%, 33% and 25%, respectively, of total premiums written for the years ended December 31, 2000, 1999 and 1998. Five brokers accounted for approximately 79%, 76% and 71%, respectively, of total premiums written for the years ended December 31, 2000, 1999 and 1998.

13-COMMITMENTS AND CONTINGENCIES

     IPCRe sometimes enters into forward foreign exchange contracts for purposes of hedging its investment portfolio or known reinsurance losses denominated in foreign currencies. The fair value of forward foreign exchange contracts represents the estimated cost to IPCRe as of the balance sheet date of obtaining the specified currency to meet the obligation of the contracts. Changes in the value of these contracts offset the foreign exchange gains and losses in the foreign currency denominated assets and liabilities being hedged. As of December 31, 2000 IPCRe had no forward foreign exchange contracts outstanding.

14-CREDIT FACILITY

     In July 1998, IPCRe entered into a five year, revolving credit agreement with a syndicate of financial institutions in the amount of $300,000. The proceeds of this facility can be used for general corporate purposes. This facility has certain financial covenants including minimum net worth provisions, restrictions on the amount of dividends that IPCRe may pay to net income of the previous twelve months and certain

                      IPC HOLDINGS, LTD. AND SUBSIDIARIES
investment restrictions. At December 31, 2000 no amounts have been drawn under this facility, and IPCRe was in compliance with all covenants under this facility.

15-STATUTORY CAPITAL AND SURPLUS

     IPCRe is registered under the Bermuda Insurance Act 1978 and Related Regulations (the "Act") and is obliged to comply with various provisions of the Act regarding solvency and liquidity. Under the Act, as amended in May, 1995, IPCRe is required to maintain minimum statutory capital and surplus equal to the greater of $100,000, 50% of net premiums written or 15% of the reserve for losses and loss adjustment expenses. These provisions have been met as shown in the following table:

                                                        DECEMBER 31,    DECEMBER 31,
                                                            2000            1999
                                                        ------------    ------------
Actual statutory capital and surplus..................    $557,578        $502,709
Minimum statutory capital and surplus.................    $100,000        $100,000

     IPCRe's statutory net income for the years ended December 31, 2000, 1999 and 1998, was $44,960, $4,018 and $69,305, respectively.

     The Act limits the maximum amount of annual dividends or distributions paid by IPCRe to the Company without notification to the Registrar of Companies of Bermuda of such payment (and in certain cases the prior approval of the Registrar). The maximum amount of dividends which could be paid by IPCRe to the Company at January 1, 2001 without such notification is approximately $139,395.

16-PENSION PLAN

     Effective December 1, 1995, IPC adopted a defined contribution retirement plan for its officers and employees. Pursuant to the plan, each participant can contribute 5% or more of their salary and IPC will contribute an amount equal to 5% of each participant's salary. In addition, IPC has entered into individual pension arrangements with a number of specific employees. Pursuant to these plans, IPC contributes an amount equal to 5% of each participant's salary. IPC contributions under the various plans are fully funded, and amounted to approximately $102, $145 and $164 in 2000, 1999 and 1998, respectively.

17-TAXES

     At the present time, no income, profit, capital or capital gains taxes are levied in Bermuda. In the event that such taxes are levied, the Company and IPCRe have received an undertaking from the Bermuda Government exempting them from all such taxes until March 28, 2016.

     The Company and IPCRe do not consider themselves to be engaged in a trade or business in the United States and, accordingly, do not expect to be subject to United States income taxes.

     IPCRe Services Limited is a tax-paying entity subject to the jurisdiction of the Government of the United Kingdom. The amount of taxes incurred for 2000, 1999 and 1998 is not material to the consolidated financial statements.

     IPCRe Europe Limited, upon commencement of operations, is a tax-paying entity subject to the jurisdiction of the Government of Ireland. The amount of taxes incurred for 2000, 1999 and 1998 is not material to the consolidated financial statements.

18-EXCHANGE GAINS & LOSSES

     The exchange gain or loss in the accompanying consolidated statements of income comprises the net effect of realized and unrealized exchange gains and losses. The unrealized component arises from the

                      IPC HOLDINGS, LTD. AND SUBSIDIARIES
revaluation of certain foreign currency assets and liabilities as of the balance sheet dates. The realized component arises from the difference between amounts previously recorded for foreign currency assets and liabilities and the actual amounts received or paid during the year.

19-UNAUDITED QUARTERLY FINANCIAL DATA

                                                  QUARTER     QUARTER      QUARTER     QUARTER
                                                   ENDED       ENDED        ENDED       ENDED
                                                 MARCH 31,    JUNE 30,    SEPT. 30,    DEC. 31,
                                                   2000         2000        2000         2000
                                                 ---------    --------    ---------    --------
Gross premiums written.........................   $57,833     $20,200      $10,530     $ 5,194
Net premiums earned............................    22,727      23,519       20,195      20,520
Net investment income..........................     7,587       7,823        7,861       7,818
Realized (losses) gains, net...................      (143)        445           13         229
Losses and loss adjustment expenses, net.......    14,912      22,066        7,812       8,871
Net income.....................................     9,811       3,476       15,029      15,909
Net income per common share--basic.............   $  0.39     $  0.14      $  0.60        0.64
Net income per common share--diluted...........   $  0.39     $  0.14      $  0.59        0.61

                                                  QUARTER     QUARTER      QUARTER     QUARTER
                                                   ENDED       ENDED        ENDED       ENDED
                                                 MARCH 31,    JUNE 30,    SEPT. 30,    DEC. 31,
                                                   1999         1999        1999         1999
                                                 ---------    --------    ---------    --------
Gross premiums written.........................   $65,315     $18,384      $ 8,750     $  4,713
Net premiums earned............................    23,778      26,932       21,299       22,958
Net investment income..........................     7,413       7,651        7,511        7,752
Realized (losses) gains, net...................     6,545      23,633          286         (109)
Losses and loss adjustment expenses, net.......    16,773      49,142       16,109       47,338
Net income.....................................    15,216       2,913        7,797      (22,719)
Net income per common share--basic.............   $  0.61     $  0.12      $  0.31        (0.91)
Net income per common share--diluted...........   $  0.58     $  0.11      $  0.30        (0.91)

                      IPC HOLDINGS, LTD. AND SUBSIDIARIES

20-SUBSIDIARY FINANCIAL DATA

     Summarized consolidated financial data of the subsidiary, IPCRe Limited, is as follows:

                                                  YEAR ENDED      YEAR ENDED      YEAR ENDED
                                                 DECEMBER 31,    DECEMBER 31,    DECEMBER 31,
                                                     2000            1999            1998
                                                 ------------    ------------    ------------
STATEMENT OF INCOME
Gross written premiums.........................   $  93,757       $  97,162        $111,265
Net premiums earned............................      86,961          94,967         120,125
Investment income, net.........................      31,086          30,322          30,038
Realized gain (loss), net......................         544          30,355           7,014
Incurred losses, net...........................     (53,661)       (129,362)        (61,459)
Acquisition costs, net.........................      (9,049)        (13,028)        (16,968)
General & administration expenses and exchange
  loss, net....................................     (10,750)         (9,362)        (10,220)
                                                  ---------       ---------        --------
Net Income.....................................   $  45,131       $   3,892        $ 68,530
                                                  ---------       ---------        --------
Loss ratio.....................................        61.7%          136.2%           51.2%
Expense ratio (excluding exchange loss, net)...        20.1%           23.1%           22.3%
Combined ratio.................................        81.8%          159.3%           73.5%

                                                              DECEMBER 31,    DECEMBER 31,
                                                                  2000            1999
                                                              ------------    ------------
BALANCE SHEET AT
Cash & investments..........................................    $598,394        $594,684
Reinsurance balances receivable.............................      25,419          21,459
Other assets................................................      25,979          26,069
                                                                --------        --------
Total assets................................................    $649,792        $642,212
                                                                --------        --------
Unearned premiums...........................................    $ 19,068        $ 16,364
Reserves for losses.........................................      61,358         111,441
Other liabilities...........................................       7,996           8,186
                                                                --------        --------
Total liabilities...........................................      88,422         135,991
                                                                --------        --------
Common stock................................................     250,000         250,000
Additional paid-in capital..................................      49,500          49,500
Retained earnings...........................................     257,290         212,159
Accumulated other comprehensive income (loss)...............       4,580          (5,438)
                                                                --------        --------
Total liabilities and shareholder investment................    $649,792        $642,212
                                                                --------        --------

                      IPC HOLDINGS, LTD. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                     AS OF                 AS OF
                                                              SEPTEMBER 30, 2001     DECEMBER 31, 2000
                                                              -------------------    ------------------
                                                                  (UNAUDITED)            (AUDITED)
                                                              (EXPRESSED IN THOUSANDS OF UNITED STATES
                                                               DOLLARS, EXCEPT FOR PER SHARE AMOUNTS)
ASSETS:
Fixed maturity investments:
Available for sale, at fair market (Amortized cost 2001:
  $542,559; 2000: $519,194).................................       $566,597               $523,660
Equity investments, available for fair market value (Cost
  2001: $103,487; 2000: $65,348)............................         84,204                 65,462
Cash and cash equivalents...................................         23,021                  9,409
Accrued investment income...................................         10,443                 15,304
Reinsurance balances receivable (Related party 2001: $5,545;
  2000: $3,847).............................................         60,417                 25,419
Deferred premiums ceded.....................................          2,168                  1,120
Loss reserves recoverable (Related party 2001: $93; 2000:
  $119).....................................................            927                  1,187
Deferred acquisition costs..................................          5,323                  2,249
Prepaid expenses and other assets...........................          4,261                  3,680
                                                                   --------               --------
     TOTAL ASSETS...........................................       $757,361               $647,490
                                                                   ========               ========
LIABILITIES:
Reserve for losses and loss adjustment expenses.............       $168,608               $ 61,358
Unearned premiums...........................................         47,224                 19,068
Reinsurance balances payable (Related party 2001: $236;
  2000: $95)................................................          2,116                    920
Deferred commissions........................................            390                    202
Accounts payable and accrued liabilities (Related party
  2001: $1,581; 2000: $989).................................          7,416                  6,672
                                                                   --------               --------
                                                                    225,754                 88,220
                                                                   --------               --------
SHAREHOLDERS' INVESTMENT:
Share capital (Common shares outstanding, par value U.S.
  $0.01: 2001: 25,065,572; 2000: 25,039,713 shares).........            251                    250
Additional paid-in capital..................................        300,339                299,929
Retained earnings...........................................        226,262                254,511
Accumulated other comprehensive income......................          4,755                  4,580
                                                                   --------               --------
                                                                    531,607                559,270
                                                                   ========               ========
     TOTAL SHAREHOLDERS' INVESTMENT AND LIABILITIES.........       $757,361               $647,490
                                                                   ========               ========

See accompanying Notes to Consolidated Financial Statements

                      IPC HOLDINGS, LTD. AND SUBSIDIARIES

               UNAUDITED CONSOLIDATED STATEMENTS OF (LOSS) INCOME

                                              QUARTER ENDED               NINE MONTHS ENDED
                                              SEPTEMBER 30,                 SEPTEMBER 30,
                                        --------------------------    --------------------------
                                           2001           2000           2001           2000
                                        -----------    -----------    -----------    -----------
                                        (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT
                                                         FOR PER SHARE AMOUNTS)
REVENUES:
Gross premiums written................  $    33,081    $    10,530    $   125,668    $    88,563
Premiums ceded........................         (713)        (1,131)        (4,117)        (3,784)
                                        -----------    -----------    -----------    -----------
Net written premiums..................       32,368          9,399        121,551         84,779
Change in unearned premium reserve....       12,743         10,796        (27,108)       (18,338)
                                        -----------    -----------    -----------    -----------
Net premiums earned...................       45,111         20,195         94,443         66,441
Net investment income.................        7,871          7,861         23,506         23,271
Realized gains/(losses), net on
  investments.........................        1,703             13          6,154            315
                                        -----------    -----------    -----------    -----------
                                             54,685         28,069        124,103         90,027
                                        -----------    -----------    -----------    -----------
EXPENSES:
Losses and loss adjustment expenses,
  net.................................      116,715          7,812        130,894         44,790
Acquisition costs, net................        4,044          2,427          9,797          8,353
General and administrative expenses...        2,633          2,146          6,982          7,089
Exchange loss.........................          272            655            669          1,479
                                        -----------    -----------    -----------    -----------
                                            123,664         13,040        148,342         61,711
                                        -----------    -----------    -----------    -----------
NET (LOSS) INCOME.....................  $   (68,979)   $    15,029    $   (24,239)   $    28,316
                                        ===========    ===========    ===========    ===========
Basic net (loss) income per common
  share...............................  $     (2.75)   $      0.60    $     (0.97)   $      1.13
Diluted net (loss) income per common
  share...............................  $     (2.75)   $      0.59    $     (0.97)   $      1.12
Weighted average number of common
  shares--basic.......................   25,063,905     25,033,932     25,062,540     25,033,932
Weighted average number of common
  shares--diluted.....................   25,063,905     25,637,678     25,062,540     25,295,102

See accompanying Notes to Consolidated Financial Statements

                      IPC HOLDINGS, LTD. AND SUBSIDIARIES

        UNAUDITED CONSOLIDATED STATEMENT OF COMPREHENSIVE (LOSS) INCOME

                                                       QUARTER ENDED        NINE MONTHS ENDED
                                                       SEPTEMBER 30,          SEPTEMBER 30,
                                                    -------------------    -------------------
                                                      2001       2000        2001       2000
                                                    --------    -------    --------    -------
                                                             (EXPRESSED IN THOUSANDS
                                                            OF UNITED STATES DOLLARS)
NET (LOSS) INCOME.................................  $(68,979)   $15,029    $(24,239)   $28,316
                                                    --------    -------    --------    -------
OTHER COMPREHENSIVE INCOME (LOSS):
Holding gains, net on investments during period...     4,245      5,700       6,329      4,975
Reclassification adjustment for (gains) losses
  included in net income..........................    (1,703)       (13)     (6,154)      (315)
                                                    --------    -------    --------    -------
                                                       2,542      5,687         175      4,660
                                                    --------    -------    --------    -------
COMPREHENSIVE (LOSS) INCOME:......................  $(66,437)   $20,716    $(24,064)   $32,976
                                                    ========    =======    ========    =======

See accompanying Notes to Consolidated Financial Statements

                      IPC HOLDINGS, LTD. AND SUBSIDIARIES

                 UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                  NINE MONTHS ENDED
                                                                    SEPTEMBER 30,
                                                              --------------------------
                                                                 2001           2000
                                                              -----------    -----------
                                                              (UNAUDITED)    (UNAUDITED)
                                                               (EXPRESSED IN THOUSANDS
                                                              OF UNITED STATES DOLLARS)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income...........................................   $ (24,239)     $  28,316
Adjustments to reconcile net income to cash provided by
  operating activities:
  Amortization of investment premium, net...................         331           (293)
  Realized (gains) losses, net on investments...............      (6,154)          (315)
  Changes in, net:
     Reinsurance balances receivable........................     (34,998)       (13,642)
     Deferred premiums ceded................................      (1,048)        (1,227)
     Loss reserves recoverable..............................         260          3,208
     Accrued investment income..............................       4,861          1,923
     Deferred acquisition costs.............................      (3,074)        (2,336)
     Prepaid expenses and other assets......................        (581)          (412)
     Reserve for losses and loss adjustment expenses........     107,250        (42,566)
     Unearned premiums......................................      28,156         19,564
     Reinsurance balances payable...........................       1,196          1,073
     Deferred commissions...................................         118            262
     Accounts payable and accrued liabilities...............         744            680
                                                               ---------      ---------
                                                                  72,892         (5,765)
                                                               ---------      ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of fixed maturity investments......................    (383,091)      (174,304)
Proceeds from sale of fixed maturity investments............     354,819        149,894
Proceeds from maturities of fixed maturity investments......      11,000         12,000
Purchases of equity investments.............................     (39,860)        (4,367)
Proceeds from sale of equity investments....................       1,451         10,760
                                                               ---------      ---------
                                                                 (55,681)        (6,017)
                                                               ---------      ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
Additional share capital....................................         411              0
Cash dividends paid to shareholders.........................      (4,010)             0
                                                               ---------      ---------
                                                                  (3,599)             0
                                                               ---------      ---------
NET INCREASE IN CASH AND CASH EQUIVALENTS...................      13,612        (11,782)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD..............       9,409         28,069
                                                               ---------      ---------
CASH AND CASH EQUIVALENTS, END OF PERIOD....................   $  23,021      $  16,287
                                                               =========      =========

See accompanying Notes to Consolidated Financial Statements

                      IPC HOLDINGS, LTD. AND SUBSIDIARIES

              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT FOR PER SHARE AMOUNTS)
                                  (UNAUDITED)

1.  GENERAL:

     The consolidated interim financial statements presented herein have been prepared on the basis of United States generally accepted accounting principals ("GAAP") and include the accounts of IPC Holdings, Ltd. (the "Company"), and its wholly-owned subsidiaries, IPCRe Limited ("IPCRe") and IPCRe Services Limited ("Services" and, together with the Company and IPCRe, "IPC") and IPCRe Europe Limited, which is a wholly-owned subsidiary of IPCRe. In the opinion of management, these financial statements reflect all adjustments (consisting of normal recurring accruals) necessary for a fair presentation of the results of operations for the three and nine month periods ended September 30, 2001 and 2000, respectively, the balance sheet as of September 30, 2001 and the cash flows for the nine month periods ended September 30, 2001 and 2000, respectively. These interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2000. The results of operations for any interim period are not necessarily indicative of results for the full year.

2.  DIVIDENDS:

     On September 20th, the Company paid a quarterly dividend of $0.16 per share to shareholders of record on September 4th, 2001.

3.  NET INCOME PER SHARE:

     The Company has adopted Statement of Financial Accounting Standards No. 128, "Earnings per Share," which requires dual presentation of basic and diluted earnings per share. Diluted net income per common share is computed by dividing net income by the weighted average number of shares of common stock and common stock equivalents outstanding during the year. Stock options held by a shareholder of the Company were considered common stock equivalents and were included in the number of weighted average shares outstanding using the treasury stock method. Stock options granted to employees between February 15, 1996, and January 2, 2001 were also considered common stock equivalents for the purpose of calculating diluted net income per common share.

                           [IPC HOLDINGS, LTD. LOGO]

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following are the estimated expenses to be incurred in connection with the issuance and distribution of the Common Shares registered under this Registration Statement:

Securities and Exchange Commission Registration Fee.........    $127,694
NASD Fee....................................................      30,500
Legal Fees and Expenses.....................................     325,000
Accounting Fees and Expenses................................      50,000
Printing Fees...............................................     250,000
Miscellaneous...............................................      16,806
                                                                --------
          Total.............................................    $800,000
                                                                ========

     We will pay all such expenses. All amounts are estimated except the Securities and Exchange Commission registration fee and the NASD fee.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Incorporated by reference to the "Description of Capital Stock" in Part I of this S-3.

ITEM 16.  EXHIBITS


EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
    1     Form of Underwriting Agreement.*
  4.1     Our Memorandum of Association (incorporated by reference to our Registration Statement on Form S-1 (Registration No.
          333-00088)).
  4.2     Our Amended and Restated Bye-Laws.*
  4.3     Form of Memorandum of Increase in Share Capital
          (incorporated by reference to our Registration Statement on
          Form S-1 (Registration No. 333-00088)).
  4.4     Form of Share Certificate (incorporated by reference to our
          Registration Statement on Form S-1 (Registration No.
          333-00088)).
    5     Opinion of Conyers Dill & Pearman regarding the validity of the Common Shares.*
  8.1     Opinion of Sullivan & Cromwell regarding certain United
          States taxation matters.*
  8.2     Opinion of Conyers Dill & Pearman regarding certain Bermuda taxation matters (included in Exhibit 5 hereto).*
   10     Purchase Agreement, dated as of November 19, 2001, between
          IPC Holdings and AIG.*
 23.1     Consent of Arthur Andersen.
 23.2     Consent of Conyers Dill & Pearman (included in Exhibit 5
          hereto).*
 23.3     Consent of Sullivan & Cromwell (included in Exhibit 8.1
          hereto).*
   24     Powers of Attorney.*


------------

* Previously filed.

ITEM 17.  UNDERTAKINGS

     The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, IPC Holdings, Ltd. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Hamilton, Bermuda, on December 5, 2001.


                                          IPC Holdings, Ltd.


                                          By /s/ DENNIS J. HIGGINBOTTOM

                                            ------------------------------------

                                            Name: Dennis J. Higginbottom


                                            Title: Vice President and Secretary



     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed by the following persons, in the capacities indicated, as of December 5, 2001.



                         SIGNATURE                                            TITLE
                         ---------                                            -----
                             *                                Chairman of the Board of Directors
------------------------------------------------------------
                    Joseph C.H. Johnson




                             *                                President and Chief Executive Officer
------------------------------------------------------------
                       James P. Bryce




                             *                                Vice President and Chief Financial
------------------------------------------------------------  Officer
                       John R. Weale




                             *                                Director
------------------------------------------------------------
                      Jackie M. Clegg




                             *                                Director
------------------------------------------------------------
                     Russell S. Fisher




                              *                               Director
------------------------------------------------------------
         Dr. the Honourable Clarence Eldridge James




                             *                                Director
------------------------------------------------------------
                        Frank Mutch







                             *                                Director
------------------------------------------------------------
                  Anthony MacLeod Pilling




              * By /s/ DENNIS J. HIGGINBOTTOM
 ----------------------------------------------------------
                      Attorney-in-fact

                           AUTHORIZED REPRESENTATIVE


     Pursuant to the requirements of the United States Securities Act of 1933, as amended, this Amendment to the Registration Statement has been signed below in Newark, Delaware on December 5, 2001 by the undersigned as the duly authorized representative of the Registrant in the United States.


                                          Puglisi & Associates

                                          By:    /s/ GREGORY F. LAVELLE
                                            ------------------------------------
                                            Gregory F. Lavelle
                                            Vice President

                               INDEX TO EXHIBITS


EXHIBIT                                                                    PAGE
NUMBER                       DESCRIPTION OF EXHIBIT                       NUMBER
-------                      ----------------------                       ------
   1      Form of Underwriting Agreement.*
   4.1    Our Memorandum of Association (incorporated by reference to our Registration Statement on Form S-1 (Registration No.
          333-00088)).
   4.2    Our Amended and Restated Bye-Laws.*
   4.3    Form of Memorandum of Increase in Share Capital
          (incorporated by reference to our Registration Statement on
          Form S-1 (Registration No. 333-00088)).
   4.4    Form of Share Certificate (incorporated by reference to our
          Registration Statement on Form S-1 (Registration No.
          333-00088)).
   5      Opinion of Conyers Dill & Pearman regarding the validity of the Common Shares.*
   8.1    Opinion of Sullivan & Cromwell regarding certain United
          States taxation matters.*
   8.2    Opinion of Conyers Dill & Pearman regarding certain Bermuda taxation matters (included in Exhibit 5 hereto).*
  10      Purchase Agreement dated as of November 19, 2001, between
          IPC Holdings and AIG.*
  23.1    Consent of Arthur Andersen.
  23.2    Consent of Conyers Dill & Pearman (included in Exhibit 5
          hereto).*
  23.3    Consent of Sullivan & Cromwell (included in Exhibit 8.1
          hereto).*
  24      Powers of Attorney.*


------------

* Previously filed.